Exhibit 99.1

GUANGZHOU

and BEIJING

One Headquarter,

Dual Hubs

About us

China Southern Airlines Company Limited is an airlines with the largest number of transport aircraft, the most developed route network and the largest annual passenger turnover in China. By the end of the reporting period, China Southern Airlines has operated a total of 862 passenger and cargo transport aircraft and served nearly 152 million passengers. It is ranked first in Asia and third in the world in terms of fleet scale and passenger turnover. China Southern Airlines has maintained the best safety record among Chinese airlines. The Company was awarded “Two-Star Diamond Award for Flight Safety”, the top award for flight safety from CAAC, in June 2018 and has been an airlines with the highest safety star in China.

Contents

About Us

3	Definitions

5	Corporate Profile

6	Corporate Information

8	Company Business Summary

Operating Results

17	Principal Accounting Information and Financial Indicators

18	Summary of Operating Data

22	Summary of Fleet Data

24	Highlights of the Year

27	Management Discussion and Analysis

Corporate Governance

54	Report of Directors

77	Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

Directors, Supervisors, Senior Management and Employees

98	Corporate Governance Report

112	CORPORATE BOND

117	RISK MANAGEMENT AND INTERNAL CONTROL

120	SOCIAL RESPONSIBILITY

Financial Report

Financial Statements Prepared under International Financial Reporting Standards

124	Independent Auditor’s Report

129	Consolidated Income Statement

130	Consolidated Statement of Comprehensive Income

131	Consolidated Statement of Financial Position

133	Consolidated Statement of Changes in Equity

134	Consolidated Cash Flow Statement

135	Notes to the Financial Statements

237	SUPPLEMENTARY FINANCIAL INFORMATION

240	FIVE YEAR SUMMARY

DEFINITIONS

Unless the context otherwise requires, the following terms should have the following meanings in this report:

Company, CSA, China Southern Airlines	China Southern Airlines Company Limited

Group	China Southern Airlines Company Limited and its subsidiaries

CSAH	China Southern Air Holding Limited Company

Xiamen Airlines	Xiamen Airlines Company Limited

Guizhou Airlines	Guizhou Airlines Company Limited

Zhuhai Airlines	Zhuhai Airlines Company Limited

Shantou Airlines	Shantou Airlines Company Limited

Chongqing Airlines	Chongqing Airlines Company Limited

Henan Airlines	China Southern Airlines Henan Airlines Company Limited

Xiongan Airlines	China Southern Airlines Xiongan Airlines Company Limited

SAGA	Southern Airlines General Aviation Co., Ltd.

Hebei Airlines	Hebei Airlines Company Limited

Jiangxi Airlines	Jiangxi Airlines Company Limited

Finance Company	China Southern Airlines Group Finance Company Limited

Freight and Logistic Company	Southern Airlines Freight and Logistic (Guangzhou) Co., Ltd.

GSC	China Southern Airlines Group Ground Services Co., Ltd.

CSAGPMC	China Southern Airlines Group Property Management Company Limited

Nan Lung	Nan Lung Holding Limited

SACC	Shenzhen Air Catering Co., Ltd.

SACM	Southern Airlines Culture and Media Co., Ltd.

SPV	Special Purpose Vehicles exclusively set up by China Southern Airlines and its subsidiaries for leased aircraft

American Airlines	American Airlines, Inc.

Sichuan Airlines	Sichuan Airlines Corporation Limited

PRC	The People’s Republic of China

CSRC	China Securities Regulatory Commission

NDRC	National Development and Reform Commission

SASAC	State-owned Assets Supervision and Administration Commission of the State Council

CAAC	General Administration of Civil Aviation of China

IATA	International Air Transport Association

Daxing Airport	Beijing Daxing International Airport

SSE	Shanghai Stock Exchange

Stock Exchange	The Stock Exchange of Hong Kong Limited

Articles of Association	Articles of Association of China Southern Airlines Company Limited

Listing Rules of the Stock Exchange	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Corporate Governance Code	Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

Available Seat Kilometers or “ASK”	the number of seats made available for sale multiplied by the kilometers flown

Available Tonne Kilometers or “ATK”	the tonnes of capacity available for the transportation multiplied by the kilometers flown

Available Tonne Kilometers – passenger	the tonnes of capacity available for passenger multiplied by the kilometers flown

Available Tonne Kilometers – cargo	the tonnes of capacity available for cargo and mails multiplied by the kilometers flown

Revenue Passenger Kilometers or “RPK”	i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown

Revenue Tonne Kilometers or “RTK”	i.e. total traffic volume, the load (passengers and cargo) in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – cargo or “RFTK”	i.e. cargo and mail traffic volume, the load for cargo and mail in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – passenger	the load for passenger in tonnes multiplied by the kilometers flown

Aircraft Utilization Rate	Flight hours that aircraft can service during specified time

Passenger Load Factor	RPK expressed as a percentage of ASK

Overall Load Factor	RTK expressed as a percentage of ATK

Yield per RPK	revenue from passenger operations divided by RPK

Yield per RTK	revenue divided by RTK

Yield per RFTK	revenue from cargo operations divided by RFTK

CORPORATE PROFILE

The Company is the largest airlines in China with the largest number of transport aircraft, the most developed route network and the largest annual passenger turnover.

The Company’s headquarters is located in Guangzhou. It has 16 branches in Beijing, Shenzhen, and other cities and 8 holding aviation subsidiaries including Xiamen Airlines. The Company has set up SAGA in Zhuhai, and has set up 23 domestic offices in Hangzhou, Qingdao and other places, and 55 overseas offices in Sydney, New York and other places. By the end of 2019, the Company has operated a total of 862 passenger and cargo transport aircraft including Boeing 787, 777, 747, 737 series, Airbus 380, 350, 330, 320 series. In 2019, the Company served approximately 152 million passengers, ranking first among Chinese airlines for 41 consecutive years. It ranked first in Asia and third in the world both in terms of fleet size and passenger turnover. The Company maintains the best safety record among Chinese airlines. In June 2018, the Company was awarded “Two-Star Diamond Award for Flight Safety”, the top award for flight safety from CAAC. The Company was the airline with the highest safety star in China.

During the reporting period, the Group provides more than 3,000 flights to 44 countries and regions, and 243 destinations with more than 500,000 seats in each day. In recent years, the Company has continuously launched new routes and added new flights as needed for some flight routes, strengthened transfer function, made full use of the sixth freedom right to build the international aviation hub of “Canton Route”. There are more than 50 international and regional destinations in Guangzhou. It has become the major gateway hub from mainland China to Oceania and Southeast Asia. The Company has made great efforts to promote the construction of Beijing hub, successfully completed the first flight of Daxing Airport and the first batch of flights transition in 2019. According to the plan, the Group will become the largest company with around 43% market share in Daxing Airport by the end of March 2021. The Company actively responded to the national initiative to provide strong support for the promotion of the construction of “The Belt and Road Initiative”. In the areas, such as South Asia, Southeast Asia, the South Pacific, Western and Central Asia, mainly covered along the routes of “The Belt and Road Initiative”, the Company has established perfect route networks. As to the number of routes, the frequency of flights and the market share, the Company ranked first among domestic airlines. This makes the Company become the main force of interconnection between China and the countries and regions connected with “The Belt and Road Initiative”.

CORPORATE

INFORMATION

Chinese Name:	中國南方航空股份有限公司

Chinese Short Name:	南方航空

English Name:	China Southern Airlines Company Limited

English Short Name:	CSN

Legal Representative:	Wang Chang Shun

Registered Address:	Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC

Address:	China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC

Place of Business in Hong Kong:	Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong

Website of the Company:	www.csair.com

Telephone:	+86-20-86112480

Fax:	+86-20-86659040

E-mail:	ir@csair.com

APP:	China Southern Airlines

WeChat Official Account:	China Southern Airlines

Sina Weibo:	http://weibo.com/csair

WeChat QR Code:

Place of Listing of A Shares:	SSE

Short Name of A Shares:	南方航空

Stock Code of A Shares:	600029

A Share Registrar:	China Securities Depository and
Clearing Corporation Limited Shanghai Branch
Floor 36, China Insurance Building,
166 Lu Jia Zui East Road, Shanghai, PRC

Place of Listing of H Shares:	The Stock Exchange

Short Name of H Shares:	China South Air

Stock Code of H Shares:	01055

H Share Registrar:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong

Place of Listing of N Shares:	The New York Stock Exchange

Short Name of N Shares:	China Southern Air

Stock Code of N Shares:	ZNH

N Share Registrar:	BNY Mellon Shareowner Services
P.O.Box 505000
Louisville, KY40233-5000, USA

Domestic Legal Adviser:	Dentons Law Offices, LLP (Guangzhou)

Overseas Legal Adviser:	DLA Piper Hong Kong

Domestic Auditors:	KPMG Huazhen LLP

Overseas Auditors:	KPMG
(Public Interest Entity Auditor registered in
accordance with the Financial Reporting
Council Ordinance)

Controlling Shareholder:	China Southern Air Holding Limited Company

Principal Bankers:	China Development Bank
Agricultural Bank of China
Bank of China
Industrial & Commercial Bank of China
China Construction Bank

Designated Website for Information Disclosure (H Shares):	www.hkexnews.hk

Annual Report Available for Inspection:	The office of the Board of the Company

As at 30 March 2020	Directors Supervisors
Wang Chang Shun Li Jia Shi
Ma Xu Lun Lin Xiao Chun
Han Wen Sheng Mao Juan
Zheng Fan
Gu Hui Zhong
Tan Jin Song
Jiao Shu Ge

Board and Company Secretary:	Xie Bing

Securities Affairs Representative:	Xu Yang

Authorized Representative under the Listing Rules of the Stock Exchange:	Ma Xu Lun (appointed on 8 May 2019) Xie Bing Zhang Zi Fang (retired on 8 May 2019)

COMPANY BUSINESS SUMMARY

I.	The Principal Business and Operating Model of the Company and the Industry Summary during the Reporting Period

(I)	Principal Business

The scope of business of the Company includes: (1) provision of services of domestic, regional and international scheduled and unscheduled air transportation of passenger, cargo, mail and baggage; (2) provision of services of general aviation; (3) provision of services of aircraft maintenance; (4) acting as an agency of domestic and foreign airlines; (5) offering airlines catering services (operated by branch office only); (6) conducting other aviation and relevant businesses, including advertising for such businesses; (7) conducting other aviation business and related business, (limited to insurance and agency business: personal accident insurance); provision of airlines ground services; civil aircraft training (operated by branch office only according to license); asset leasing services; project management and technical consultancy services; sales of aviation equipment; travel agency business; merchandise retail and wholesale. (For all projects being subject to approval in accordance with laws, the business activities can only be carried out after approval by relevant authorities in accordance with the laws).

(II)	Profit Model, Operating Characteristics and Development Strategies

The Company continued to strengthen the governance system and governance capacity building, and enhance competitiveness, innovation, control, influence and risk resistance. Guided by the development program for quality and world-class air transport enterprise, the Company has given more emphasis on quality, efficiency and effectiveness, and pursued safe, quality and shared development, in an innovative, cooperative and green way.

It has always been the intent and purpose of the Company to build a world-class air transport enterprise. In order to accelerate the transformation to high-quality growth, the Company has established a strategic framework of “three-two-four-five-three” to strive for a goal of “three first-class” in respect of safety quality, profitability, and brand image, a strategic layout of Guangzhou-Beijing “dual hubs”, and a strategic direction of “standardization, integration, intelligentization and internationalization”. We have established and improved five systems, namely party leadership, governance structure, strategic management, resource capabilities, and corporate culture. The three major assurances in terms of conditions, resources and environment have been enhanced to realize the modernization of the governance system and capacity.

The Company accelerated the construction of integrated operation by promoting reforms of centralized operation, unifying flight resource management and deepening reforms in the field of marketing. It gradually shifted to a “tiered arrangements and vertical management-based” management and control model. Through the implementation of a three-level operational decision-making system, it has formed a new pattern with the headquarters focusing on the management of the entire group, matrix unit for construction and branch office on daily operation. In this way, it realized a profound change in philosophy, centralized more core resources, and enhanced local assurance, thus giving full play to the advantage of multiple fleet and bases, and advantage of network, to effectively improve operation quality and efficiency.

(III)	Development of Civil Aviation Industry and Industrial Position of the Company

1.	Information of Development of International and Domestic Aviation Industry

(1)	Development of International Aviation Industry

The growth of passenger demand slowed down, and cargo traffic demand declined year-on-year. According to the data released by IATA, in 2019, the global passenger aviation demand increased by 4.2% year-on-year in terms of RPK. The growth of passenger transport demand slowed down in 2019 and it was the first time that the average annual growth rate of passenger has been lees than 5.5% since the global financial crisis in 2008. In 2019, the global aviation cargo traffic demand (in terms of RFTK) decreased by 3.3% compared with 2018 and it was the first decrease since 2012.

Revenues from both passenger and freight transport volume were weak. In 2019, the price of Brent crude oil averaged at about US$65 per barrel, and fuel costs were lower than expected. Operating expenses of global aviation industry increased by only 3.8% year-on-year. However, the low growth in operating expenses was still not enough to offset the impact of weak revenue on the industry’s net profit. According to data released by IATA in December 2019, the passenger yield of global aviation industry decreased by 3.0% and the freight yield decreased by 5.0%. IATA predicted that the industry’s net profit was US$25.9 billion in 2019, a 5.1% decrease from 2018.

Profit and loss were geographically differentiated. According to data released by IATA, the profit and loss performance of airlines presented differentiation by geographical locations. Among them, the financial performance of airlines in North America continued to lead, accounting for 65% of the industry’s total profit; airlines in Europe were in good overall operating conditions, but the profit and loss performance of airlines presented differentiation; benefiting from the strong growth of the Chinese market, airlines in Asia Pacific region achieved better profit performance as a whole; airlines in Latin America are expected to lose US$400 million; and airlines in Africa are expected to lose US$200 million.

(2)	Development of China Aviation Industry

According to the data released by CAAC:

Flight safety. In 2019, China’s civil aviation transport achieved 4.965 million flights of 12.309 million hours. The air transport achieved a new safety record in continuous safety flight of 112 months and 80.68 million hours, and secured aviation safety without liability accidents for 17 years.

Operation service. In 2019, the flight on-time performance rate in the China’s civil aviation industry reached 81.65%, representing an increase of 1.52 percentage points year-on-year, exceeding 80% for 2 consecutive years; 229 airports and major airlines are able to provide ‘‘paperless ’’ travel. The average self-service check-in rate for domestic passengers at 37 ten-million-level airports was 71.6%.

Production and operation. In 2019, China’s civil aviation achieved a total traffic volume of 129.27 billion ton-kilometers, a passenger traffic volume of 660 million and a cargo and mail transportation volume of 7.526 million tons, up by 7.1%, 7.9% and 1.9% year-on-year, respectively. Revenue from the entire industry amounted to RMB1.06 trillion, representing an increase of 5.4%. The proportion of civil aviation passenger turnover over the comprehensive transportation system reached 32.8%, representing an increase of 1.5 percentage points year-on-year.

2.	Features of Aviation Industry

(1)	The development level of civil aviation industry is an important display of the comprehensive national strength

The civil aviation industry is an important strategic industry of the national economy. On one hand, its development level reflects the modernisation level, economy structure, openness level and other conditions of a country or a region. On the other hand, it is an important indicator to measure the national or regional economic competitiveness.

(2)	Civil aviation industry is featured with commonality

Civil aviation industry plays a role that other transport methods cannot replace in promotion of international communication, providing service for public travel, emergency rescue and disaster relief, and many other social and public services. Aviation passenger transport is the basis for the development of the tourism industry and a safeguard for international political, economic and cultural communications. Aviation transport is routinely used for international transoceanic passenger transport. Aviation cargo transport is a must for the development of trade, logistics, high-tech and many other industries and the basis for the development of express postal industry.

(3)	Civil aviation industry is featured with high degree of technology content

Civil aviation industry is featured with high degree of technology content, long industry chains and advanced technology-integration. The development of the civil aviation industry provides vast room for the technological innovation of related fields. Especially, the upstream aviation manufacturing industry may drive the development and innovation of material, metallurgy, chemical, mechanical manufacturing, special processing, electronics, information and many other industries. It is a strategic industry and forerunner high-tech industry for a country’s economic development and an important symbol of a country’s modernization, industrialization, science and technology, and comprehensive national strength.

(4)	Civil aviation industry is featured with high risks and high investments

On one hand, high risks are reflected in uncertainties in air transport. The unsafe risk sources are very complex and diverse. There are many uncontrollable factors. Once there is any problem, the consequences are unthinkable. On the other hand, high risks are largely affected by political and economic situations. War, unrest, terrorist incidents, even epidemic disease will exert an unexpected impact on it. In addition, fluctuations in exchange rate, interest rate, and price of aviation fuel will also exert a huge impact on its operation and profitability. High investments are reflected in that airlines need to make huge investments in fixed assets, including investment in capacity input, infrastructure and technology reconstruction, among which, the cost of purchasing aircraft, flight cost, and maintenance cost are huge. Airlines also need to input a huge fund for supporting infrastructure, facility, equipment and technology transformation.

3.	Industrial Position of the Company

The Company is the largest airlines in China with the largest number of transport aircraft, the most developed route network and the largest annual passenger throughput. Its headquarters is located in Guangzhou. It has 16 branches in Beijing, Shenzhen and other cities and 8 airlines subsidiaries including Xiamen Airlines. The Company has set up SAGA in Zhuhai, and has set up domestic offices in 23 cities including Hangzhou, Qingdao, and 55 overseas offices in Sydney, New York and other places. By the end of 2019, the Company has operated a total of 862 passenger and cargo transport aircraft including Boeing 787, 777, 747, 737 series, Airbus 380, 350, 330, 320 series. In 2019, the Company served approximately 152 million passengers, ranking first among Chinese airlines for 41 consecutive years. It ranked first in Asia and third in the world both in terms of fleet size and passenger turnover. The Company maintains the best safety record among Chinese airlines. In June 2018, the Company was awarded “Two-Star Diamond Award for Flight Safety”, the top award for flight safety from CAAC. The Company was the airline with the highest safety star in China.

During the reporting period, the Group provides more than 3,000 flights to 44 countries and regions, and 243 destinations with more than 500,000 seats in each day. In recent years, the Company has continuously launched new routes and add new flights as needed for some flight routes, strengthened transfer function, made full use of the sixth freedom right to build the international aviation hub of “Canton Route”. There are more than 50 international and regional destinations in Guangzhou. It has become the major gateway hub from mainland China to Oceania and Southeast Asia. The Company fully promoted the construction of the Beijing hub, and successfully completed the first flight and transit of the first batch of flights at Daxing Airport in 2019. According to the plan, as of the end of March 2021, the Group’s market share in Daxing Airport will reach about 43%, making it the largest airlines in Daxing Airport. The Company actively responded to the national initiative to provide strong support for the promotion of the construction of “The Belt and Road Initiative”. In the areas, such as South Asia, Southeast Asia, the South Pacific, Western and Central Asia, mainly covered along the routes of “The Belt and Road Initiative”, the Company has well-established route networks. As to the number of routes, the frequency of flights and the market share, the Company ranked first among domestic airlines. This makes the Company become the main force of interconnection between China and the countries and regions connected with “The Belt and Road Initiative”.

(IV)	Challenges

The major challenges faced by the Group include:

1.	Exchange rate fluctuation

Certain factors such as the complexity of the economic and trade conditions and currency policy changes lead to the long-term uncertainty of Renminbi. At the beginning of 2020, many countries gradually implemented monetary easing policy under the downward pressure on the economy to response to COVID-19 outbreak (the “Outbreak”). As shown by Reuters survey questionnaires, numbers of investment banks predicted that Renminbi exchange rate will fluctuate around 7.0 in 2020.

2.	Crude oil prices

In 2020, as the global political landscape is complex and changeable, and the increasing downward pressure on the global economy, there is uncertainty for supply side and demand side of international crude oil. At the first quarter of 2020, international crude oil prices continued to decline and fluctuate significantly. Fluctuations in crude oil prices lead to changes in fuel costs of the Company. Since fuel cost is one of the Company’s main operating cost, fluctuations in fuel costs will directly affect the Company’s performance.

3.	Expansion of high-speed rail network

According to the data released by China Railway Corporation (中國鐵路總公司), by the end of 2019, China’s railway operating mileage had reached 139,000 kilometers, of which high-speed rail mileage attaining 35,000 kilometers. By 2025, the railway mileage will reach 175,000 kilometers, including 38,000 kilometers of high-speed railway. The Eight Vertical and Eight Horizontal network of high-speed railway will cover China’s economically developed southeast coastal areas, densely populated central areas and major western cities. The operating results of the Company’s routes that overlap with the high-speed railway network (especially routes with mileage of no more than 800 kilometers) will be impacted in the future to a certain extent.

4.	Intensifying competition in the industry

In the domestic market, low cost carriers continue to open up domestic bases and increase their efforts to develop short to medium-distance international market, even with the possibility of launching long-haul international routes in the future. The domestic competition will continue to intensify. In the international market, the growth rate of low cost carriers is faster than the world average, and their market share in developed markets and emerging economies continue to grow. As China’s outbound travel market continues to be hot, a large number of international direct flights are launched in second- and third-tier cities, impacting on Beijing, Shanghai and Guangzhou hubs to a certain extent.

5.	Impact of COVID-19 outbreak

Since late January 2020, the Outbreak has spread globally. Many countries in Asia, Europe and the Americas successively adopted travel restrictions to prevent the Outbreak from spreading further, which resulted in sharp decline in global aviation demand. By the end of March, there is a better trend in China’s overall outbreak control, therefore, many domestic provinces and cities adopted variable policies of reproduction and rework and domestic aviation demand gradually recovered. However, restriction policies for global aviation have tightened due to continuing spread of the Outbreak globally, CAAC recently published a notice about adjusting and reducing the number of flights during the Outbreak prevention and control period. It is expected that the supply of international aviation will further decrease. It is expected that the Outbreak will adversely affect the Company’s production and operations, and the specific extent is uncertain.

(V)	Security Ensurence Input

During the reporting period, the Company always insisted on the principle of “safety first”, constantly strengthened safety management system, and continued to modify safety rules and regulations and enhance security ensurence input.

First, we have continuously improved the safety management system and enhanced safety governance capability. In light of large size and diversified aircraft of the Company’s fleet, we launched the construction of seven major safety systems centered on safety responsibility, regulations and manuals, training, process control, risk management and control, safety culture, and technological innovation, as a way to advance an overall transition of the Company’s safety management by building it in an institutionalized, structured, systematic and informationized way.

Second, we have focused on key links and continued to improve safety system. In 2019, the Company implemented systems such as regulations on management of dishonesty, regulations on cockpit sound monitoring and management, and regulations on comprehensive smoking ban on aircraft to strengthen institutional supervision. At the same time, the Company comprehensively revised the Aviation Safety Management Manual, implemented accurate assessment, greatly streamlined the safety assessment terms, and continued to improve the safety system.

Third, we have adopted risk prevention measures. Subject to the requirements of CAAC for “capacity control and structure adjustment”, we formulated control, reduction and suspension measures, and improved and revised 43 operation manuals.

Fourth, we have implemented safety inspections. Inspections were conducted with emphasis on systems and levels. A complete set of procedures was formed from planning, implementation, analysis to feedback, to achieve a wider and deeper coverage for aggressive inspections. In 2019, the Company carried out 187 company-level inspections and about 2,500 self-inspections by various departments, covering various areas of safety production. Follow-up verification was enhanced to ensure rectification effects.

By the end of the reporting period, the Group continued to maintain the best safety records among Chinese airlines by successively realizing 20 aviation safety years.

II.     Analysis on Core Competitiveness during the Reporting Period

The Company’s five core competitiveness have begun to take shape, including its powerful and well-rounded scale and network advantages, its hub operation and management capability with Guangzhou-Beijing as the core, its resources interoperability under the matrix management mode, its service brand influence and its leading advanced information technology.

1.

Powerful and well-rounded scale and network advantages. The Company had the largest fleet in China and advanced fleet performance. The Group has the densest network by forming a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australia and Africa. With the largest volume of passenger traffic, the Company is the first airlines in China with its amount of passenger traffic exceeding 100 million. At present, China Southern Airlines has 16 branches, including Beijing and Shenzhen and 8 majority-held civil aviation subsidiaries, including Xiamen Airlines. Establishment of subsidiaries created advantage to better coordinate resources including local market, airports, large customers, channel and media, and supply transiting customers to the hubs. Meanwhile, the Company has set up 7 regional marketing centers, 23 domestic offices and 55 overseas offices in all continents. The Company has formed a comprehensive sales network with branches, holding companies, regional marketing centers and offices.

2.

Constantly enhanced ability to operate and manage Guangzhou-Beijing as dual core hubs. In accordance with the overall positioning of “One Headquarters, Dual Hubs”, CSA has striven to build two comprehensive international hubs in Guangzhou and Beijing to achieve two-wheel drive, thereby establishing a new profit model and development mode, and gradually develop a network-based airlines. In 2019, CSA deeply cultivated in the Greater Bay Area and endeavored to build the Guangzhou hub into a model of an international aviation hub co-constructed with provinces and cities. Presently, CSA has input more than 210 aircraft in Guangzhou. Guangzhou hub has formed its route network featured with Europe and Oceania as its core, Southeast Asia, Southern Asia and Eastern Asia as its hinterlands, and with North America, Middle East, Africa covered. The hub effect continued to appear. At the same time, CSA achieved a high-quality start in Beijing in 2019, and successfully completed the first flight and transit of the first batch of flights at Daxing Airport in 2019. According to the plan, as of the end of March 2021, the Group’s market share in Daxing Airport will reach about 43%, making it the largest airlines in Daxing Airport. By comprehensively advancing the strategic layout of the “dual hubs”, CSA has further improved its institutional mechanisms and supporting resources to form a new development strategy layout with Guangzhou Hub in the south and Beijing Hub in the north.

3.

Constantly improved control and resources interoperability of integrated operation. With its scale of having multiple bases, hubs, models and fleet, the Company has formed an initial control pattern of “headquarter for overall management, branches and subsidiaries, regional marketing center, offices for execution, matrix unit for construction”, enabled more concentrated core resource, powerful coordinated command, timely dynamic responses and enhanced efficiency of resources distribution. Since the construction of the integrated operation, CSA has strengthened the platform construction and consolidated the support system through a sound management mechanism, and basically formed an integrated operation management framework of “centralized management and control, efficient decision-making, smooth communication, and coordinated system”, which has significantly improved flight operation efficiency. CSA deepened the reform of marketing, continued to optimize capacity investment, strengthened capacity matching with the market, and enhanced revenue management and control. It independently set up strategic department and operational department, strengthened marketing service quality management, and implemented a customer manager system on a trial basis, as a way to continuously optimize its marketing management and control layout.

4.

Striving for the world’s first-class brand service. CSA was clearly positioned to offer “affinity and refinement” service, and continuously improved service quality to build a first-class international service brand. Its brand influence has continued to increase at home and abroad. In 2019, the Company’s flight on-time performance rating continued to increase, leading the industry. The Company fully performed political and social responsibilities including guarantees for material tasks, supporting the poor to overcome difficulties, energy conservation and emission reduction, which strongly demonstrated the positive images of “Sunshine CSA” and “responsible state-owned enterprise”, fully accomplishing the major ensurence mission such as the 70th anniversary of the establishment of the new China. Major guarantee tasks such as the 70th anniversary of the founding of the People’s Republic of China were successfully completed. CSA was selected as the “Top 100 Brand Models of Chinese Brands in 2019” (2019中國品牌強國盛典榜樣100品牌) by China Media Group, and was awarded the “Asian Service Award” by Asian Network for Quality, and the “Golden Phoenix Award” by sina.com.cn, and was named by Business Traveller as “China’s Best Airlines 2019”.

5.

All-rounded leading position of information system. CSA has always attached importance to corporate information construction and has an information technology team composed of over 1,000 experts, which lays a solid foundation for relevant research and development. The Company constructed and reconstructed several IT systems, such as new version of official websites, mobile APP, WeChat platform, B2B, etc. This has formed passenger marketing, operation control, ground services, aviation safety, cargo transport, corporate management and public platform and many other systems, providing strong support for the strategic transformation and business development of the Company. These were the information construction accomplishments the Company achieved and generally accepted in the industry. Since 2016, CSA has fully promoted “Internet+” strategy, implemented the construction of e-commerce platform—“China Southern e-travel”, and fully created mobile user end one-stop service platform. At present, 318 functions on mobile platform of “China Southern e-travel” realized paperless operation for nearly the entire process. The concept of “a hassle-free journey with one mobile device” has been fully realized, with an accumulative number of 56.46 million of APP startups and an accumulative number of 39.38 million social media followers. The key indicators continue to lead in industry.

GUANGZHOU BAIYUN

INTERNATIONAL AIRPORT

Deeply Cultivated

the Greater Bay Area

to Build a Model of an

International Aviation Hub

PRINCIPAL ACCOUNTING INFORMATION

AND FINANCIAL INDICATORS

Principal Accounting Information

Unit: RMB million

	2019	2018	Increase/ (decrease) %
Operating revenue	154,322	143,623	7.4
Net profit attributable to equity shareholders of the Company	2,640	2,895	(8.8)

	As of 31 December		Increase/ (decrease) %
	2019	2018
Total equity attributable to equity shareholders of the Company	64,106	65,257	(1.8)
Total assets	306,928	246,949	24.29

Principal Financial Indicators

	2019	2018	Increase/ (decrease) %
Basic earnings per share (RMB/share)	0.22	0.27	(18.52)
Diluted earnings per share (RMB/share)	0.22	0.27	(18.52)

SUMMARY OF

OPERATING DATA

	For the year ended 31 December
	2019	2018	Increase/(decrease) (%)
Traffic
Revenue passenger kilometers (RPK) (million)
Domestic	195,239.18	178,972.96	9.09
Hong Kong, Macau and Taiwan	3,258.71	3,304.83	(1.40)
International	86,422.92	76,916.01	12.36

Total:	284,920.82	259,193.80	9.93

Revenue tonne kilometers (RTK) (million)
Domestic	18,897.97	17,437.56	8.38
Hong Kong, Macau and Taiwan	312.80	315.39	(0.82)
International	13,414.05	12,580.72	6.62

Total:	32,624.82	30,333.67	7.55

RTK – passenger (million)
Domestic	17,182.13	15,764.81	8.99
Hong Kong, Macau and Taiwan	286.62	290.36	(1.29)
International	7,573.52	6,745.45	12.28

Total:	25,042.27	22,800.62	9.83

RTK – cargo (million)
Domestic	1,715.84	1,672.75	2.58
Hong Kong, Macau and Taiwan	26.18	25.03	4.59
International	5,840.53	5,835.27	0.09

Total:	7,582.55	7,533.05	0.66

Passengers carried (thousand)
Domestic	128,706.50	119,494.01	7.71
Hong Kong, Macau and Taiwan	2,480.54	2,527.08	(1.84)
International	20,445.12	17,863.96	14.45

Total:	151,632.16	139,885.04	8.40

	For the year ended 31 December
	2019	2018	Increase/(decrease) (%)
Cargo and mail carried (thousand tonnes)
Domestic	1,052.13	1,043.91	0.79
Hong Kong, Macau and Taiwan	23.27	21.85	6.50
International	688.16	666.52	3.25

Total:	1,763.56	1,732.28	1.81

Capacity
Available seat kilometres (ASKs) (million)
Domestic	235,216.49	216,160.94	8.82
Hong Kong, Macau and Taiwan	4,367.53	4,383.59	(0.37)
International	104,477.84	93,876.41	11.29

Total:	344,061.86	314,420.95	9.43

Available tonne kilometres (ATKs) (million)
Domestic	26,803.84	24,549.52	9.18
Hong Kong, Macau and Taiwan	506.71	503.53	0.63
International	19,123.06	17,674.93	8.19

Total:	46,433.61	42,727.99	8.67

Available tonne kilometres (ATKs) – passenger (million)
Domestic	21,169.48	19,454.49	8.82
Hong Kong, Macau and Taiwan	393.08	394.52	(0.37)
International	9,403.01	8,448.88	11.29

Total:	30,965.57	28,297.89	9.43

Available tonne kilometres (ATKs) – cargo (million)
Domestic	5,634.36	5,095.03	10.59
Hong Kong, Macau and Taiwan	113.64	109.01	4.25
International	9,720.05	9,226.06	5.35

Total:	15,468.05	14,430.10	7.19

	For the year ended 31 December
	2019	2018	Increase/(decrease) percentage points
Load factor
Passenger load factor (RPK/ASK) (%)
Domestic	83.00	82.80	0.20
Hong Kong, Macau and Taiwan	74.61	75.39	(0.78)
International	82.72	81.93	0.79
Average:	82.81	82.44	0.37
Overall load factor (RTK/ATK) (%)
Domestic	70.50	71.03	(0.53)
Hong Kong, Macau and Taiwan	61.73	62.63	(0.90)
International	70.15	71.18	(1.03)
Average:	70.26	70.99	(0.73)

			Increase/ (decrease) (%)
Yield
Yield per RPK (RMB)
Domestic	0.52	0.54	(3.70)
Hong Kong, Macau and Taiwan	0.75	0.74	1.35
International	0.39	0.39	–
Average:	0.49	0.49	–
Yield per RFTK (RMB)
Domestic	1.14	1.17	(2.56)
Hong Kong, Macau and Taiwan	4.67	4.67	–
International	1.29	1.36	(5.15)
Average:	1.27	1.33	(4.51)
Yield per RTK (RMB)
Domestic	5.50	5.60	(1.79)
Hong Kong, Macau and Taiwan	8.18	8.13	0.62
International	3.10	3.00	3.33
Average:	4.54	4.55	(0.22)

	For the year ended 31 December
	2019	2018	Increase/(decrease) (%)
Cost
Operating expenses per ATK (RMB)	3.20	3.28	(2.44)
Flight Volume
Kilometers flown (million)	1,875.52	1,762.92	6.39
Hours flown (thousand)
Domestic	2,249.15	2,107.10	6.74
Hong Kong, Macau and Taiwan	40.77	41.13	(0.88)
International	661.45	624.35	5.94

Total:	2,951.37	2,772.58	6.45

Number of flights (thousand)
Domestic	963.42	923.67	4.30
Hong Kong, Macau and Taiwan	19.07	19.44	(1.90)
International	135.39	126.32	7.18

Total:	1,117.88	1,069.43	4.53

Note:	Discrepancies between the column sum are due to rounding of percentage numbers.

SUMMARY OF

FLEET DATA

As at 31 December 2019, the scale and structure of fleet and the delivery and disposal of aircraft of the Group were as follows:

Unit: number of aircraft

Models	Number of aircraft under operating lease	Number of aircraft under finance lease	Number of aircraft purchased	Delivery during the reporting period	Disposal during the reporting period	Total number of aircraft at the end of the reporting period
Passenger Aircraft
A380 Series	0	1	4	0	0	5
A350 Series	0	6	0	6	0	6
A330 Series	7	29	11	0	3	47
A320 Series	128	95	94	35	17	317
B787 Series	8	25	4	7	0	37
B777 Series	0	14	1	5	0	15
B757 Series	0	0	0	0	4	0
B737 Series	163	82	156	1	2	401
EMB190	14	0	6	0	6	20
Freighter
B777 Series	0	5	7	0	0	12
B747 Series	0	0	2	0	0	2

Total	320	257	285	54	32	862

From 2020 to 2022, the delivery and disposal plan of aircraft of the Group will be as follows:

Unit: number of aircraft

	2019	2020			2021			2022
Models	Number of aircraft at the end of the period	Delivery	Disposal	Estimated number at the end of the period	Delivery	Disposal	Estimated number at the end of the period	Delivery	Disposal	Estimated number at the end of the period
Passenger aircraft
Airbus
A380 Series	5	/	/	5	/	/	5	/	/	5
A350 Series	6	6	/	12	4	/	16	4	/	20
A330 Series	47	/	7	40	/	/	40	/	/	40
A320 Series	317	30	18	329	12	/	341	/	/	341
Boeing
B787 Series	37	5	/	42	/	/	42	/	/	42
B777 Series	15	1	/	16	/	/	16	/	/	16
B737 Series	401	36	1	436	48	/	484	39	/	523
Other
EMB190	20	/	11	9	/	3	6	/	/	6
ARJ21	/	6	/	6	8	/	14	8	/	22
Passenger Aircraft Sub-total	848	84	37	895	72	3	964	51	/	1,015
Freighter
B777 Series	12	2	/	14	/	/	14	/	/	14
B747 Series	2	/	/	2	/	/	2	/	/	2
Freighter Sub-total	14	2	/	16	/	/	16	/	/	16

Total	862	86	37	911	72	3	980	51	/	1,031

Note:

①	The possible adjustment of B737-8 aircraft delivery is not included in the above plan, and the subsequent introduction of B737 series aircraft may be reduced.

②	The Company fleet’s introduction or disposal plans in the future will be subject to actual operation.

HIGHLIGHTS

OF THE YEAR

January

China Southern Airlines entered into a memorandum of understanding with British Airways, as well as a memorandum of understanding and a code-sharing cooperation agreement with Emirates.

February

China Southern Airlines held an “Air Temple Fair” on its international flights to the Five continents, during which, China Southern Airlines invited passengers from all over the world to experience Chinese traditional culture and displayed the intangible cultural heritage of Guangzhou, PRC.

March

China Southern Airlines launched three routes, including Hotan – Urumqi – Guangzhou, Hotan – Korla – Chengdu and Kashgar – Hotan – Zhengzhou. Over the past three years, a total of 6 poverty alleviation routes have been launched.

May

China Southern Airlines and Civil Aviation University of China established a Key laboratory of artificial intelligence and a “Key Laboratory of Artificial Intelligence of Airlines” to promote the artificial intelligence research in civil aviation.

July

China Southern Airlines have constructed its Daxing Airport base in accordance with high standards, the construction of the five functionality sections was substantially completed. China Southern Airlines will have the hanger with the largest span in Asia, the largest operations control centre and aviation food production base in Asia.

September

Daxing Airport was formally put into operation on 25 September. CSA’s flight CZ3001 was the first flight of Daxing Airport, from Beijing Daxing Airport to Guangzhou Baiyun International Airport. CSA has entered the era of Guangzhou-Beijing “dual hub” echoing north and south and operating side by side.

September

China Southern Airlines formulated the CSAH’s Implementation Plan for Providing Services in Guangdong – Hong Kong – Macau Greater Bay Area, to promote the integrated development of Guangzhou-Shenzhen hubs.

October

China Southern Airlines launched “family service 360” products, with service concept of “action concurrent with words, affinity and refinement”, opening a new chapter for China Southern Airlines’ high-end cabin service to achieve the goal of “world first-class level”.

October

The first batch of 13 routes of China Southern Airlines was officially transitted to Daxing Airport. The Company’s market share in Daxing Airport will reach about 43% as at the end of March 2021 according to the plan, making it the largest main base airlines.

December

China Southern Airlines became the first airline obtaining IATA baggage tracking compliance certification in Asia. The Company’s luggage tracking project covered 27 domestic and foreign airports in Guangzhou, Beijing (Beijing Capital International Airport and Daxing Airport), Los Angeles, London and other cities.

December

China Southern Airlines successively ensured its continuation in aviation safety in 2019 in past years. We have secured aviation safety in 20 consecutive years and aviation security in 25 consecutive years, keeping our leading position in China’s civil aviation industry.

BEIJING DAXING

INTERNATIONAL AIRPORT

Start and Development with High-Quality

MANAGEMENT

DISCUSSION AND ANALYSIS

Faced with rising risks and challenges at home and abroad, the Group accelerated the reform of its system and mechanism, made great efforts to modernise its governance system and capability, and adhered to safe development, high-quality development, innovative development, cooperative development, shared development and green development. During the reporting period, with the joint efforts of the management and all staff, the Group’s safety quality was improved continuously, passenger traffic volume reached a new record high, and brand image was greatly enhanced.

Mr. Wang Chang Shun

Chairman

I.	Business Review

In 2019, the downward pressure on the world economy increased due to frequent international trade frictions, intensified global financial volatility, geopolitical risks and other factors. The World Economic Situation and Prospects 2020 issued by the United Nations shows that the global economic growth rate slowed down to 2.3% in 2019, the lowest level over the past 10 years. Among which, the U.S. economy grew by 2.3% and the economy in the Euro Zone grew by 1.1%, representing a year-on-year decrease of 0.6 percentage point and 0.8 percentage point, respectively. Economic growth rate in emerging markets and developing economies was 3.5%, representing a year-on-year decrease of 0.8 percentage point.

In 2019, under the general guideline of seeking progress while maintaining stability, China took structural reform on the supply side as the main line, promoted high-quality development and did well in the “six-stability” of stabilizing employment, finance, foreign trade, foreign capital, investment and expectations, and maintained a medium-to-high-speed and healthy economic development. GDP increased by 6.1% year-on-year, among which, consumer spending contributed 57.8%.

Faced with rising risks and challenges at home and abroad, the Group accelerated the reform of its system and mechanism, made great efforts to modernise its governance system and capability, and adhered to safe development, high-quality development, innovative development, cooperative development, shared development and green development. During the reporting period, with the joint efforts of the management and all staff, the Group’s safety quality was improved continuously, passenger traffic volume reached a new record high, and brand image was greatly enhanced. In 2019, the Company served approximately 152 million passengers, ranking first among China’s airlines for 41 consecutive years. The Company was enrolled in the “2019 China Brand Powerhouse Ceremony Model Among 100 Brands” issued by China Central Radio and Television Station, won the “Asian Service Award” issued by Asian Network for Quality (ANQ) and the “Golden Phoenix Award” issued by SINA.com, and was awarded “2019 China’s Best Airline Company” by Business Traveller.

1.	Safety Operation

During the reporting period, the Group started the construction of safety management, promoted the transformation of safety management to institutionalisation, systematisation and informationisation. Efforts were made to build a regular mechanism for work style and discipline, safety supervision measures were intensified, and management performance was further improved. During the reporting period, the Group achieved 2.951 million hours of safety flight, with an accumulated safe flight of 26.386 million hours. We have achieved 15,000 hours of general flight, secured aviation safety in 20 consecutive years and aviation security in 25 consecutive years, and continued to keep the best safety record among China’s airlines.

During the reporting period, the Group further promoted the construction of integrated operation, and effectively improved the operation quality and efficiency. We improved the management mechanism, promoted unified and standardised management of operation standards, integrated operation services, and greatly enhanced the support capacity for comprehensive service. The flight on-time performance rate of the Company increased by 2.36 percentage points year-on-year, and the daily utilisation rate of aircraft increased by 0.23 hour year-on-year in 2019.

2.	Network and Hub

During the reporting period, the Group started the construction of two comprehensive international hubs in Guangzhou and Beijing in accordance with the orientation of “One Headquarter, Dual Hubs”.

We have built the Beijing hub with high efficiency and high quality. The CSA base have been put into use simultaneously with Beijing Daxing International Airport, successfully completing the first flight and the transition of the first 13 routes. We have worked out a hub construction plan and supporting airline network planning and marketing strategy in terms of Beijing Daxing International Airport, ensuring a high-quality start and development of the Beijing hub. According to the plan, upon finishing the transition by the end of March 2021, the Group’s market share in Daxing Airport will reach about 43%, and it will be the largest airlines in Daxing Airport.

We have continuously broadened the “Canton Route”, and promoted the coordinated development of the aviation market in Guangdong-Hong Kong-Macau Greater Bay Area, contributing to the construction of the world’s first-class bay area. During the reporting period, we have newly launched 3 routes including Guangzhou-Vienna, Guangzhou-Cebu and Guangzhou-Nagoya, with 66 international and regional routes in Guangzhou. We have served the construction of Shenzhen’s pilot demonstration zone, promoted the coordinated development of Guangzhou and Shenzhen markets, and newly launched route from Shenzhen to Tokyo Narita International Airport. We have given full play to the scale advantages of CSA network and introduced 6 “Bay Area Link” products, including CSA express line, off-site transfer and cross-city airport pickup/drop-off, making it easier and more comfortable for passengers to travel. In 2019, the number of passengers served in Guangzhou hub increased by 6.3%, making the hub effect to emerge continuously.

3.	Marketing

During the reporting period, under the new market concept, the Group adhered to high-quality development and connotative development, and achieved results gradually. We emphasised the matching of transportation capacity and market, transportation capacity and price and strengthened revenue management. The Company continued to deepen and strengthen the reform in the field of marketing, promoted “comprehensive revenue” management and conducted centralised control of core resources. It aimed at maximising the marginal contribution and continuously adjusted and optimised the route network structure. It focused on the domestic market and performed steady international market development and the profitability of international routes continued to improve.

We have further strengthened our customer base, given full play to our territorial advantages, vigorously expanding the Group’s customers and frequent flyer. During the year, 9.22 million new Sky Pearl members were enrolled, increased by 62% year-on-year. The total number of Sky Pearl members reached 48.96 million, realising RMB51.7 billion of frequent flyer income, increased by 18.32% year-on-year. There were 3,243 new major customers, accounting for 13.65% of the Group’s revenue, increased by 1.9 percentage points year-on-year. We continued to enrich product shelves and introduced products such as self-service cabin upgrading and neighbour-free seats. During the year, the miscellaneous income increased significantly year-on-year.

We focused on the high-end businesses, sought changes, adopted differentiated competitive strategies, and effectively enhanced the income from belly-hold. We integrated freight resources and took the lead in launching a mobile online sales platform in China. CSA Advanced-Class Express product , temperature controlled product and other high-end emerging businesses increased by 14% year-on-year.

4.	Cost Control

During the reporting period, the Group continued to strengthen cost control and fund management. The Group has deepened the transformation of its financial control system, set up a business financial center, and promoted cost control from the source. The Group has adopted various measures to reduce financing costs and continuously optimise the debt structure. The effect of refined financial management was increasingly apparent.

We have strengthened cost controls on major items, with the fuel consumption per ton kilometer decreased by 3.95% year-on-year. We strengthened all kinds of fund control and the concentration of funds continued to increase. We vigorously reduced the balance of funds, actively expanded financing channels, reasonably matched the debt maturity structure, and increased direct debt financing. We flexibly used various direct financing tools such as ultra-short-term financing bills, medium-term notes and corporate bonds to reduce the Group’s financing costs. Measures such as hedging and optimising the US dollar debt stock were taken to hedge the exchange rate risk, greatly reducing the risk exposure and saving foreign exchange purchase cost of RMB50 million.

5.	External Cooperation

During the reporting period, the Group advocated the cooperation concept of open and sharing, as well as accelerated the construction of a new type of international cooperation relationship and an international business model in line with the actual situation of the Company.

We have fully protected the rights and interests of passengers and launched “CZ Priority” service brand to ensure the members enjoy the original privileges and realise a smooth transition for leaving SkyTeam Alliance. We have deepened cooperation with mainstream airlines such as American Airlines, British Airways, Emirates and Qatar Airways. We have also continued to consolidate cooperation with member airlines of SkyTeam Alliance such as Air France-KLM and Delta Air Lines independently. We have strengthened in-depth exchanges with international partners, absorbed management experience in operation, flight, transportation and service of world-class airlines, and steadily pushed forward internationalisation.

Currently, the Company has cooperated with 28 domestic and foreign airlines such as American Airlines, British Airways, KLM Royal Dutch Airlines and Qantas Airways on 531 routes (including trunk routes and long-distance flight routes) for code-sharing. Xiamen Airlines has cooperated with 21 domestic and foreign airlines on 578 routes (including trunk routes and long-distance flight routes) for code-sharing, further expanding the sales channels and route network of the Group.

6.	Service Brand

During the reporting period, the Group fulfilled sincere service concept and systematically improved the whole process service experience of passengers. We have innovated the service mode and improved the service experience of delayed passengers regarding sales, service and information acquisition. We have implemented the requirement of “affinity and refinement”, introduced two-cabin “family service 360” products, expanded 195 fine “Kapok International” routes, and achieved full coverage of international long-haul routes and regional key routes. We promoted the baggage tracking program in an all-round way and became the first airline in Asia obtaining IATA baggage tracking compliance certification. We have implemented the upgrade of “China Southern e-Travel”, and the paperless self-service in the whole process has brought more convenient travel experience to passengers. In 2019, the proportion of non-counter check-in passengers reached 79.3%, ranking top among major domestic airlines. The overall satisfaction of passengers of the Company increased by 1.38% year-on-year.

The Group strengthened the promotion of brand image overseas, ranking first in the overseas image communication index of central enterprises for two consecutive years. We actively participated in international exhibitions in key overseas markets, reaching more than 200,000 industry representatives and mainstream customers around the world and promoting the Company’s important products and services. We sponsored Sydney Festival and the Australian Football League (AFL), targeting more than 10 million Australian local TV audiences and gaining more than 9 million online exposure, and went deep among the international mainstream to promote our brand and international image. In the Top 50 Most Valuable Airline Brands 2019 released by Brand Finance, CSA ranked first among Chinese airlines.

7.	Reform and Development

During the reporting period, the Group continuously intensified its reform efforts and consolidated its development foundation. We steadily pushed forward the “Double Hundred Action”, set up CSA Freight Logistics Co., Ltd. (中國南方航空貨運有限公司) and continued to improve the mixed-ownership reform plan for SAGA. We implemented a completely new salary system for employees and established a complete post management system, a total salary increase mechanism and an employee salary increase mechanism. We continued to deepen the market-oriented reform, continued to push forward the reform of the regional marketing system, and set up the European marketing center. We also continued to promote scientific and technological innovation and information construction, established the Department of Scientific and Technological Information & Process Management, and built up our core competitiveness.

We revised and improved the Development Outline of Building World-class Air Transport Enterprises with High Quality, giving more prominence to quality, efficiency and performance. We formulated the Action Plan to Serve Guangdong-Hong Kong-Macau Greater Bay Area to promote the integrated development of Guangzhou-Shenzhen hubs. We strengthened the cooperation of “China Southern Alliance”, signed group customer settlement agreements with Xiamen Airlines and Sichuan Airlines, carried out route cooperation with Xiamen Airlines on 52 flight segments, and deepened marketing cooperation with Sichuan Airlines on 10 flight segments.

8.	Social Responsibility

The Group has always taken green development as one of its core principles. During the reporting period, we continued to improve the efficiency of aviation fuel usage and reduce greenhouse gas emissions through technological optimisation, management improvement and big data analysis. We participated in the formulation of global aviation oil data standards and provided a Chinese proposal for the formulation of global aviation data standards. We applied bio-aviation oil to carry out intercontinental flights for the first time, and promoted the world’s first 10,000-ton EU carbon quota and Guangdong carbon quota swap business.

We actively served the society. Taking the advantages of the aviation business and considering the actual conditions, we helped the local people get rid of poverty and strive for a relatively comfortable life. We launched 102 routes along “The Belt and Road” by the end of the reporting period, actively getting involved into overseas communities, and helping the countries along “The Belt and Road” to achieve connectivity in facilities, trade and culture. We actively carried out special flights, voluntary public welfare and other undertakings, giving full play to our own resources and expertise to benefit the society.

II.	Financial Performance

Part of the financial information presented in this section is derived from the Group’s audited consolidated financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB2,640 million was recorded in 2019 as compared to the profit attributable to equity shareholders of the Company of RMB2,895 million in 2018. The Group’s operating revenue increased by RMB10,699 million or 7.45% from RMB143,623 million in 2018 to RMB154,322 million in 2019. Passenger load factor increased by 0.37 percentage point from 82.44% in 2018 to 82.81% in 2019. Passenger yield (in passenger revenue per RPK) is RMB0.49 in 2018 and 2019. Average yield (in traffic revenue per RTK) decreased by 0.22% from RMB4.55 in 2018 to RMB4.54 in 2019. Operating expenses increased by RMB8,366 million or 5.97% from RMB140,242 million in 2018 to RMB148,608 million in 2019. As a result of increase of operating revenue netted off by the increase of operating expenses, operating profit of RMB10,838 million was recorded in 2019 as compared to operating profit of RMB8,819 million in 2018, increased by RMB2,019 million.

III.	Operating Revenue

	2019		2018
	Operating revenue	Percentage	Operating revenue	Percentage	Changes in revenue
	RMB million	%	RMB million	%	%
Traffic revenue	148,117	95.98	138,064	96.13	7.28
Including: Passenger revenue	138,502		128,038		8.17
– Domestic	101,955		95,773		6.45
– Hong Kong, Macau and Taiwan	2,437		2,446		(0.37)
– International	34,110		29,819		14.39
Cargo and mail revenue	9,615		10,026		(4.10)
Other operating revenue	6,205	4.02	5,559	3.87	11.62
Mainly including:
Commission income	2,952		2,619		12.71
Ground services income	409		429		(4.66)
General aviation income	564		476		18.49
Hotel and tour operation income	712		676		5.33

Total operating revenue	154,322	100.00	143,623	100.00	7.45

Less: fuel surcharge income	(7,479)		(7,454)		0.34

Total operating revenue excluding fuel surcharge	146,843		136,169		7.84

Substantially all of the Group’s operating revenue is attributable to airlines transport operations. Traffic revenue accounted for 96.13% and 95.98% of the total operating revenue in 2018 and 2019, respectively. Passenger revenue and cargo and mail revenue accounted for 93.51% and 6.49%, respectively, of the total traffic revenue in 2019. During the reporting period, the Group’s total traffic revenue was RMB148,117 million, representing an increase of RMB10,053 million or 7.28% from prior year, mainly due to the increase in transport capacity and traffic volume. The other operating revenue is mainly derived from commission income, hotel and tour operation income, general aviation income and ground services income.

The increase in operating revenue was primarily due to 8.17% increase in passenger revenue from RMB128,038 million in 2018 to RMB138,502 million in 2019. The total number of passengers carried increased by 8.40% to 151.63 million passengers in 2019. RPKs increased by 9.93% from 259,194 million in 2018 to 284,921 million in 2019, primarily as a result of the increase in number of passengers carried.

Domestic passenger revenue, which accounted for 73.61% of the total passenger revenue in 2019, increased by 6.45% from RMB95,773 million in 2018 to RMB101,955 million in 2019. Domestic passenger traffic in RPKs increased by 9.09%, while passenger capacity in ASKs increased by 8.82%, resulting in an increase in passenger load factor by 0.20 percentage point from 82.80% in 2018 to 83.00% in 2019. Domestic passenger yield per RPK decreased by 3.70% from RMB0.54 in 2018 to RMB0.52 in 2019.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 1.76% of total passenger revenue, decreased by 0.37% from RMB2,446 million in 2018 to RMB2,437 million in 2019. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 1.40%, while passenger capacity in ASKs decreased by 0.37%, resulting in a decrease in passenger load factor by 0.78 percentage point from 75.39% in 2018 to 74.61% in 2019. Passenger yield per RPK increased from RMB0.74 in 2018 to RMB0.75 in 2019.

International passenger revenue, which accounted for 24.63% of total passenger revenue, increased by 14.39% from RMB29,819 million in 2018 to RMB34,110 million in 2019. For international flights, passenger traffic in RPKs increased by 12.36%, while passenger capacity in ASKs increased by 11.29%, resulting in a 0.79 percentage point increase in passenger load factor from 81.93% in 2018 to 82.72% in 2019. Passenger yield per RPK is RMB0.39 in 2018 and 2019.

Cargo and mail revenue, which accounted for 6.49% of the Group’s total traffic revenue and 6.23% of total operating revenue, decreased by 4.10% from RMB10,026 million in 2018 to RMB9,615 million in 2019. The decrease was mainly attributable to the decrease in yield per RFTK.

Other operating revenue increased by 11.62% from RMB5,559 million in 2018 to RMB6,205 million in 2019. The increase was primarily due to the increase in commission income and general aviation income.

IV.	Operating Expenses

Total operating expenses in 2019 amounted to RMB148,608 million, representing an increase of 5.97% or RMB8,366 million comparing to that of 2018, mainly due to the increase in depreciation and amortisation expenses as impacted by the initial adoption of IFRS 16 on 1 Janaury 2019. Total operating expenses as a percentage of total operating revenue decreased from 97.65% in 2018 to 96.30% in 2019.

Operating expenses	2019		2018
	RMB million	Percentage (%)	RMB million	Percentage (%)
Flight operation expenses	70,566	47.48	76,216	54.35
Mainly including:
Jet fuel costs	42,814		42,922
Aircraft operating lease charges	1,412		8,726
Flight personnel payroll and welfare	12,709		11,467
Maintenance expenses	13,057	8.79	12,704	9.06
Aircraft and transportation service expenses	26,591	17.89	24,379	17.38
Promotion and selling expenses	7,755	5.22	7,036	5.02
General and administrative expenses	4,073	2.74	3,770	2.69
Depreciation and amortisation	24,620	16.57	14,308	10.20
Impairment losses on property, plant and equipment	18	0.01	—	—
Others	1,928	1.30	1,829	1.30

Total operating expenses	148,608	100.00	140,242	100.00

Flight operation expenses, which accounted for 47.48% of total operating expenses, decreased by 7.41% from RMB76,216 million in 2018 to RMB70,566 million in 2019, mainly due to the decrease in operating lease charges as impacted by the initial adoption of IFRS 16 on 1 Janaury 2019.

Maintenance expenses, which accounted for 8.79% of total operating expenses, increased by 2.78% from RMB12,704 million in 2018 to RMB13,057 million in 2019, along with the fleet expansion.

Aircraft and transportation service expenses, which accounted for 17.89% of total operating expenses, increased by 9.07% from RMB24,379 million in 2018 to RMB26,591 million in 2019. The increase was primarily due to a 10.50% increase in landing and navigation fees from RMB15,980 million in 2018 to RMB17,658 million in 2019, resulted from the increase in the numbers of flights.

Promotion and selling expenses, which accounted for 5.22% of total operating expenses, increased by 10.22% from RMB7,036 million in 2018 to RMB7,755 million in 2019, mainly due to the increase in ticket office expenses and other promotion and selling expenses.

General and administrative expenses, which accounted for 2.74% of the total operating expenses, increased by 8.04% from RMB3,770 million in 2018 to RMB4,073 million in 2019, mainly due to the increase in general corporate expenses.

Depreciation and amortisation, which accounted for 16.57% of the total operating expenses, increased by 72.07% from RMB14,308 million in 2018 to RMB24,620 million in 2019, mainly due to the initial adoption of IFRS 16 on 1 Janaury 2019, based on which, depreciation expenses over the right-of-use assets were recognised.

V.	Operating Profit

Operating profit of RMB10,838 million was recorded in 2019 (2018: RMB8,819 million). The increase in operating profit was mainly due to the net effect of increase in operating revenue by RMB10,699 million or 7.45% compared with 2018, as a result of the increase in transport capacity and traffic volume; and the increase in operating expenses by RMB8,366 million or 5.97%, due to the increase in depreciation and amortisation expenses.

VI.	Other Net Income

Other net income decreased by RMB314 million from RMB5,438 million in 2018 to RMB5,124 million in 2019, mainly due to the decrease in gains on disposal of property, plant and equipment and construction in progress.

VII.	Income Tax

Income tax expense of RMB971 million was recorded in 2019, decreased by RMB29 million from RMB1,000 million in 2018.

VIII.	Liquidity, Financial Resources and Capital Structure

As at 31 December 2019, the Group’s current liabilities exceeded its current assets by RMB78,752 million. For the year ended 31 December 2019, the Group recorded a net cash inflow from operating activities of RMB31,175 million, a net cash outflow from investing activities of RMB14,427 million and a net cash outflow from financing activities of RMB21,833 million, which in total resulted in a net decrease in cash and cash equivalents of RMB5,085 million. The decrease in cash and cash equivalents was benefited from the Group’s strict control on financing costs and efforts made to reduce the high levels of both saving and borrowing.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2019, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB308,343 million (31 December 2018: RMB243,910 million), of which approximately RMB251,165 million (31 December 2018: RMB193,871 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The analyses of the Group’s interest-bearing liabilities are as follows:

Composition of interest-bearing liabilities

	31 December 2019	31 December 2018
	RMB million	RMB million
Obligations under finance leases	—	72,221
Lease liabilities	134,074	—
Borrowings	51,180	54,417
Fixed rate interest-bearing liabilities	100,660	33,692
Floating rate interest-bearing liabilities	84,594	92,946

Analysis of interest-bearing liabilities by currency

	31 December 2019	31 December 2018
	RMB million	RMB million
USD	70,260	33,677
RMB	109,946	87,333
Others	5,048	5,628

Total	185,254	126,638

Maturity analysis of interest-bearing liabilities

	31 December 2019	31 December 2018
	RMB million	RMB million
Within 1 year	57,541	48,296
After 1 year but within 2 years	23,022	17,329
After 2 years but within 5 years	62,544	38,289
After 5 years	42,147	22,724

Total	185,254	126,638

Interest expense and net exchange loss

Interest expense increased by RMB2,643 million from RMB3,202 million in 2018 to RMB5,845 million in 2019, mainly due to the increase of interest on the lease liabilities as impacted by the initial adoption of IFRS 16 in 2019.

Net exchange loss of RMB1,477 million was recorded in 2019, as compared with a net exchange loss of RMB1,853 million in 2018. Net exchange loss was primarily attributable to the exchange difference arising from the interest-bearing liabilities dominated in USD, along with the appreciation of USD against RMB.

The Group’s capital structure at the end of the year is as follows:

	31 December 2019	31 December 2018	Change
Total liabilities (RMB million)	229,599	168,480	36.28%
Total assets (RMB million)	306,928	246,949	24.29%
Debt ratio	74.81%	68.22%	Increase by 6.59 percentage points

The Group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio increased by 6.59 percentage points, mainly due to the recognition of right-of-use assets and lease liabilities as impacted by the initial adoption of IFRS 16 at 1 January 2019.

IX.	Major Charge on Assets

As at 31 December 2019, certain aircraft of the Group with an aggregate carrying value of approximately RMB339 million (31 December 2018: RMB373 million) were mortgaged under certain loans.

X.	Commitments and Contingencies

Commitments

As at 31 December 2019, the Group had capital commitments (excluding investment commitment) of approximately RMB86,246 million (31 December 2018: RMB103,485 million). Of such amounts, RMB71,224 million (31 December 2018: RMB82,199 million) related to the acquisition of aircraft and related flight equipment and RMB15,022 million (31 December 2018: RMB21,286 million) for other projects.

The Group had investment commitments as follows:

	31 December 2019	31 December 2018
	RMB million	RMB million
Authorised and contracted for:
Share of capital commitments of a joint venture	322	26
Capital contributions for acquisition of non-controlling interests in a subsidiary	232	—
Capital contributions for acquisition of interest in a joint venture	—	14

	554	40

Authorised but not contracted for:
Share of capital commitments of a joint venture	31	21

	585	61

Contingent liabilities

(1)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings.

(2)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(3)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2018: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2019, total personal bank loans of RMB275 million (31 December 2018: RMB318 million), under these guarantees, were drawn down from the banks. During the year, no payment has been made by the Group (2018: RMB1 million) due to the default of payments of certain pilot trainees.

XI.	Reconciliation of Differences in Financial Statements Prepared under PRC GAAP and IFRSs

Difference in net profit and equity attributable to equity shareholders of the Company disclosed in financial reports under IFRSs and PRC GAAP

Unit: RMB million

	Net profit attributable to equity shareholders of the Company		Equity attributable to equity shareholders of the Company
	January – December 2019	January – December 2018	31 December 2019	31 December 2018
Amounts under PRC GAAP	2,651	2,983	63,863	65,003
Adjustments under IFRSs:
Government grants	1	1	(6)	(7)
Capitalisation of exchange difference of specific loans	(16)	(124)	56	72
Adjustments arising from the Company’s business combination under common control	—	—	237	237
Tax impact of the above adjustments	4	31	(12)	(16)
Effect of the above adjustments on non-controlling interests	—	4	(32)	(32)

Amounts under IFRSs	2,640	2,895	64,106	65,257

Explanation of differences between PRC GAAP and IFRSs

1.

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

2.

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

3.

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

XII.	Capital Needs for Maintaining the Existing Business Operation and Completing the Investment Projects under Construction

Commitments	Contractual arrangement	Time schedule	Financing methods
Commitments in respect of aircraft, engines and flight equipment of RMB71,224 million	Authorised and contracted

RMB41,442 million within 1 year
(inclusive of 1 year); RMB21,077 million after 1 year

but within 2 years
(inclusive of 2 years);

RMB5,464 million after 2 years

but within 3 years
(inclusive of 3 years);

RMB3,241 million after 3 years

Debt financing
Investment commitments of RMB232 million (Note)	Authorised and contracted	/	Other
Other commitments of RMB4,571 million	Authorised and contracted	/	Other

Note:	excluding the capital commitment of joint venture attributable to the Company amounted to RMB322 million.

Upon prediction on the cash flows for the eighteen months ending 30 June 2021, the Group is of the view that the Group will have sufficient funds to meet the needs for working capital and capital expenditures during such period. The Group’s ability to pay off the payable due liabilities mainly depends on the Group’s net inflow of working capital and the ability to obtain external financing. As for future capital commitment and other financing demand, as of 31 December 2019, the Group has obtained a maximum credit line of RMB308,343 million for 2019 and subsequent years from several PRC banks, of which, the unused bank credit lines reached RMB251,165 million. The Group believes that it will be able to obtain such financing.

XIII.	Analysis of Operational Information from Industrial Perspective

1.	Major information of operations

Models	Volume of passenger transported (person)	Passenger load factor (%)	Total load factor (%)	Daily utilization rate (hours)
Passenger aircraft
A380 series	1,130,099	86.4	65.4	10.2
A350 series	356,352	83.2	53.4	11.4
A330 series	9,827,733	84.4	62.6	11.7
A320 series	54,784,950	81.2	72.7	9.8
B787 series	5,787,552	82.3	57.6	11.8
B777 series	2,554,176	85.6	60.8	12.4
B737 series	74,530,489	83.3	74.0	9.7
EMB190	2,660,813	80.6	68.5	8.1
Freighter
B777 series	/	/	82.3	13.5
B747 series	/	/	74.5	0.9
Average	/	82.8	70.3	9.96

2.	Capital arrangement for introducing aircraft and related equipment during the reporting period

Unit: number of aircraft

	Capital arrangement
Models introduced during the reporting period	Operating lease	Finance lease	Purchased	Number of aircraft introduced during the reporting period
A320NEO	13	7	0	20
A321NEO	6	5	4	15
A330-300	0	0	0	0
B737-8	0	1	0	1
B787-9	3	4	0	7
B777-300ER	0	5	0	5
A350-900	0	6	0	6
Total	22	28	4	54

3.	Capital expenditure plan and relevant financing plan for aircraft and related equipment during 2020-2022

Capital expenditure commitments of aircraft and related equipment	Contractual arrangement	Time schedule	Financing methods
Commitments in respect of aircraft, engines and flight equipment of RMB71,224 million	Authorised and contracted

RMB41,442 million within 1 year

(inclusive of 1 year);

RMB21,077 million after 1 year

but within 2 years (inclusive of 2 years);

RMB5,464 million after 2 years

but within 3 years (inclusive of 3 years);

RMB3,241 million after 3 years

Debt financing

4.	Expected yield from aircraft purchased during the reporting period

During the reporting period, the Company entered into the ARJ21-700 Aircraft Sale and Purchase Agreement with Commercial Aircraft Corporation of China, Ltd. to acquire 35 ARJ21-700 aircraft from Commercial Aircraft Corporation of China, Ltd..

Assuming that there are no major changes in the market conditions and based on the comprehensive cabin layout of similar aircraft of the Company, the specific route structure in the past three years and the average seat kilometer yield level in combination with the cabin layout of newly introduced ARJ21-700 aircraft, it is expected that the overall yield per RPK will be approximately RMB0.569 after the ARJ21-700 aircraft purchased have been put into service.

5.	Increase of captain and copilot and annual average flying hours of captain and copilot in service during the reporting period

Items	Increase (person)	Annual average flying hours
Captain	345	815
Copilot	485	785
Other pilots	46	/

6.	New flight routes during the reporting period and future launching plan

During the reporting period, the Company increased flights for Guangzhou – Beijing Daxing, Guangzhou – Zhengzhou, Guangzhou – Hangzhou, Guangzhou – Nanjing, Guangzhou – Sanya, Guangzhou – Qingdao, Beijing Daxing – Kunming, Beijing Daxing – Haikou, Shenzhen – Changchun, Shenzhen – Harbin, Shanghai – Xining, Wuhan – Chongqing and other domestic routes; the Company also expanded to Vienna, Cebu, Macau and other international and regional destinations, and launched Wuhan – New York, Zhengzhou – London, Guangzhou – Urumqi – Vienna, Guangzhou – Changsha – Nairobi, Wuhan – Istanbul, Guangzhou – Cebu, Guangzhou – Tokyo Narita, Guangzhou – Kunming – Istanbul, Pudong – Tokyo Narita, Pudong – Nagoya, Pudong – Bangkok, Wuhan – Macau, Changsha – Macau and other international and regional routes.

In 2020, the Company will continue to optimize the input of transport capacity and aim at maximising the marginal contribution to improve the network layout and intends to increase flights for Beijing Daxing – Guangzhou, Beijing Daxing – Shenzhen, Beijing Daxing – Shanghai, Guangzhou – Jinan, Guangzhou – Kunming, Guangzhou – Xi’an, Guangzhou – Haikou, Guangzhou – Nanjing and other routes; and to launch Beijing Daxing – London, Beijing Daxing – Moscow, Beijing Daxing – Tokyo Haneda, Beijing Daxing – Osaka, Beijing Daxing – Amsterdam, Beijing Daxing – Dubai, Guangzhou – Manado and other international routes.

XIV.	Analysis on Investments

1.	Major equity investment

On 1 March 2019, the Company entered into the capital increase agreement with CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Guangzhou Nanland Air Catering Company Limited (“Nanland Company”). The parties agreed the Company to increase its capital contribution of RMB500 million to Finance Company, while CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland Company agreed to waive their rights of capital injection. Upon completion of the transaction, the equity interests of Finance Company directly held by the Company increased from 25.277% to 41.808%. For details, please refer to the Announcement on Capital Increase to China Southern Airlines Group Finance Company Limited by the Company and Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 2 March 2019.

2.	Major Non-equity Investment

On 30 August 2019, the Company entered into the ARJ21-700 Aircraft Sale and Purchase Agreement with Commercial Aircraft Corporation of China, Ltd. to acquire 35 ARJ21-700 aircraft from Commercial Aircraft Corporation of China, Ltd.

3.	Financial assets carried at fair value

Unit: RMB million

Stock code	Abbreviation	Initial Investment cost	Equity ownership (%)	Carrying value at the end of the period	Profit and loss during the reporting period	Changes in owners’ equity during the reporting period	Accounting item	Sources of the shares
000099	Citic Offshore Helicopter Co., Ltd.	9	0.48	22	6	—	Other non-current financial assets	Purchase
601328	Bank of Communications Co., Ltd.	16	0.013	52	2	—	Other non-current financial assets	Purchase
N/A	China Air Service Ltd.	2	1.00	1	(1)	—	Other non-current financial assets	Capital increase
N/A	Aviation Data Communication Corporation	1	2.50	31	1	—	Other non-current financial assets	Capital increase
00696	Travelsky Technology Limited	33	2.25	861	17	11	Other investments in equity securities	Establishment
N/A	Haikou Meilan International Airport Co., Ltd.	100	2.35	188	1	(35)	Other investments in equity securities	Capital increase
Total		161	/	1,155	26	(24)	—	—

XV.	Analysis on Major Subsidiaries and Joint Ventures and Associates

1.	Major operational data of major holding aviation subsidiaries of the Group:

Name of subsidiaries	Number of aircraft	Proportion (%)	Number of passengers carried (thousand)	Proportion (%)	Cargo and mail carried (tonne)	Proportion (%)	RTK (million)	Proportion (%)	RPK (million)	Proportion (%)
Xiamen Airlines	206	23.9	39,865.7	26.29	298,522.6	16.93	6,480.9	19.86	65,362.7	22.94
Shantou Airlines	15	1.7	3,330.2	2.20	18,061.8	1.02	421.7	1.29	4,493.7	1.58
Zhuhai Airlines	13	1.5	2,495.5	1.65	12,585.4	0.71	378.4	1.16	4,079.5	1.43
Guizhou Airlines	20	2.3	3,965.3	2.62	26,867.1	1.52	570.8	1.75	5,995.5	2.10
Chongqing Airlines	28	3.2	4,392.6	2.90	21,318.1	1.21	552.7	1.69	5,949.6	2.09
Henan Airlines	30	3.5	6,056.2	3.99	42,749.3	2.42	811.5	2.49	8,512.4	2.99

Note:	1.	The operational information of Xiamen Airlines includes operational information of its subsidiaries, Hebei Airlines and Jiangxi Airlines;
	2.	Xiongan Airlines is under construction, no operational data is available.

2.	Information of Xiamen Airlines

Xiamen Airlines was established in August 1984 with registered capital of RMB8.0 billion. The legal representative is Wang Zhi Xue. The Company holds 55% of the shares in Xiamen Airlines; Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. also hold 34% and 11% in Xiamen Airlines, respectively.

In 2019, Xiamen Airlines earned operating revenue of RMB32,612 million, representing an increase of 7.90% as compared to the previous year; and net profit of RMB785 million, representing a decrease of 14.95% as compared to the previous year. As at 31 December 2019, Xiamen Airlines’ total assets amounted to RMB56,780 million and net assets amounted to RMB19,060 million.

3.	Information of other major joint ventures and associates

Name of investee companies	Nature of business	Registered capital	Proportion of shares held at the investee companies (%)
			Direct	Indirect
1. Joint ventures
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	Aircraft repair and maintenance services	USD65,000,000	50	0
MTU Maintenance Zhuhai Co., Ltd.	Aircraft repair and maintenance services	USD163,100,000	50	0
2. Associates
Finance Company	Financial services	RMB1,377,730,000	41.81	6.78
SACM	Advertising agency services	RMB200,000,000	40	0
Sichuan Airlines	Airlines transportation	RMB1,000,000,000	39	0

XVI.	Industry Competition Landscape and Development Trend

Though the airline industry achieved profits for 10 consecutive years in 2019, the profit is increasingly concentrated in large trans-continental airlines and low-cost carriers with strong competitive advantages. Many smaller airlines with less efficiency were stuck in operational difficulties, as they were unable to tackle the challenges including geopolitical turmoil, sluggish economic growth and fierce market competition. The year of 2019 has the largest number of airline bankruptcy around the world. According to statistics of the aviation consultancy International Bureau of Aviation (IBA), 17 airlines have closed down around the world in 2019, most of which were European airlines, including high-profile airlines.

While some small and medium-sized airlines were in business difficulties or even went bankrupt, large-scale trans-continental airlines with competitive advantages and low-cost carriers with leading position contributed most of profits in the industry. The concentration of profits lead to Matthew Effect on the performance of global airlines.

At the beginning of 2020, COVID-19 has spread around the world, causing a big impact on the economy, society, finance and other aspects. The global civil aviation industry are facing great challenges with the following obvious trends arising at the same time:

1.	China to be the world’s largest aviation market

IATA predicts that the Asia-Pacific region will become the biggest force to drive aviation demand. After China’s economy transforming into a consumption-oriented economy, it will drive a strong growth in passenger demand for a long term.

2.	New trend of aviation cooperation mode

Currently, the trend of “de-alliance” in the international aviation industry is emerging, and the cooperation between aviation airlines eventually go back to the demand for interests. Bilateral and multilateral cooperation may become the mainstream trend in the future.

Although the outbreak of COVID-19 brought difficulties to China’s civil aviation industry in the short term, there is still room for development in the long term. It is embodied in the following three aspects:

1.	Huge market potential

China’s civil aviation market will keep growing. Chinese civil aviation industry witnesses an average annual growth rate of passenger turnover of 11% in the past 10 years. However, the per capita air travel is only 0.47 time, while the per capita air travel in the United States is basically stable at 2.3-2.7 times, which is equivalent to 5-6 times of that in China. In the future, China’s civil aviation transportation market will continue to maintain a middle and high-speed growth with great development space. IATA predicts that by 2036, China’s total air passenger throughput will reach 1.5 billion.

2.	China’s development strategy and macro-policy are conducive to the development of aviation industry

The development strategies implemented in China has greatly expanded the development space of the aviation industry. The implementation of the three major development strategies, including “The Belt and Road Initiative”, the coordinated development strategy of Beijing, Tianjin and Hebei, and the development strategy of the Yangtze River Economic Belt, as well as the policy for construction of Xiong An new area and Guangdong—Hong Kong—Macau Greater Bay Area foreshadow the broad prospects for the development of the aviation industry. The CAAC issued the Outline of Action for Building a Civil Aviation Power in the New Era, which clearly defined the goal of building a civil aviation power in an all-rounded way by the middle of this century. At the same time, in recent years, CAAC’s policies for “control over total number of flights, and structure adjustment” and fare reform have been continuously implemented and effective, and the occupancy rate of the whole industry has continued to rise. The NDRC and the CAAC have gradually relaxed the fare regulation and allowed airlines to adjust their fares to a certain extent in accordance with market demand, which is conducive to airlines’ flexible adjustment of their freight rates and improvement of their operating quality.

3.	Industry infrastructure continues to speed up

With the continuous release of first-tier airports’ production capacity, airspace reform and high-quality supply in the industry, the next few years may be a critical stage for first-tier and second-tier airports to release its slots, and the slots supply structure of airlines is expected to be optimized persistently. Moreover, the construction of domestic regional airports has been accelerated. It is expected that the number of domestic regional flights and passengers will maintain a high growth rate in the future.

XVII.	Business Plan in 2020

Looking forward to 2020, the world economy is still under deep adjustment following the international financial crisis, and the recovery of global economy remains fragile. At the same time, the accelerated global spread of the COVID-19 outbreak has disrupted economic activities in many countries, significantly affected global financial markets and threatened their economic prospects. The International Monetary Fund (IMF) expects the global economic to fall into recession in 2020 as a result of the outbreak, but recover in 2021.

China is in the crucial period of transforming development mode, optimizing economic structure and transforming growth momentum. Structural, institutional and periodic issues are intertwined. The “three period superimposed” effect continues to deepen and downward pressure on the economy increases. At the same time, the COVID-19 outbreak has also had some impact on China’s economy. Currently, China’s prevention and control measures have achieved positive results, and the most difficult and arduous stage has passed. The resumption of work and production of enterprises has been advanced in an orderly manner, and the economy returned to normal at a faster pace. The impact of the outbreak is short-term and generally controllable. The basic trend for China’s economy to seek progress while maintaining stability with long-term good prospects has not changed.

Faced with risks and challenges, the Group will persist in taking reform and innovation as the driving force, promote high-quality development, ensure a stable security situation, make every effort to improve quality and efficiency, and strive to build a world-class air transport enterprise with global competitiveness.

1.	To lower outbreak risks and ensure safe and stable operation.

We insist on putting the safety and health of passengers and employees first, and fully support the prevention and control of the outbreak by ensuring the safety and normality of flights. We have earnestly fulfilled our social responsibilities and actively engaged in the transportation of materials for anti-outbreak personnel and the work of ensuring the resumption of production and work. We actively respond to changes in market demand, adjust business strategy in a timely manner, and optimize the allocation of capacity. On the premise of effective prevention and control of the outbreak, the Group will strengthen the allocation of transport capacity, dig deep into market demand, closely track and analyze the market trends, and prepare for the recovery of the aviation market after the Outbreak.

2.	To put safety first and continue to improve safety quality.

We will speed up the construction of the security system and the upgrade of the information platform, and complete the seven major security systems of safety responsibility, rules and regulations manual, training and practice, process control, risk control, safety culture and scientific and technological innovation. We will consolidate infrastructure and improve the level of fundamental safety control. We will further promote the discipline of style of work, strengthen supervision and assessment and sort out hidden dangers, strengthen the application of big data, promote hierarchical control, and embed risk prevention into the whole process of flight operation. In 2020, the Group will ensure its continuation in aviation safety as in past years.

3.	To make every effort to improve quality and efficiency and enhance the profitability of the Company.

We will deepen the marketing reform, optimize the allocation of resources, and continuously deepen the matching of transportation capacity with the market, transportation capacity with freight rate and revenue management. We will maximize the marginal contribution as the goal, improve the matching degree of fleet planning and network planning, promote the accurate matching of aircraft types and routes, enhance revenue control efforts, and improve the revenue control capability and level. We will strengthen the customer base in an all-rounded way, value the Group’s customer development and regular customer development, and deepen the integration of marketing and service. We will enhance the management of new routes, optimize the input of transport capacity, and continuously improve the management level of international routes; strengthen sales cooperation with banks, business travel agencies, etc. and interconnectability of members, improve the drainage capability of our main businesses, and promote the initial formation of the China Southern Airlines business travel ecosystem.

We will make full use of belly-hold, establish a passenger and cargo network linkage mechanism, optimize flight scheduling, and strengthen network integrated marketing. We will develop online freight service, expand high-end and cross-border express delivery services, expand the volume of emerging services, transforming into modern logistics service providers.

4.	To deepen the construction of integrated operation and continue to improve the operation quality.

We will improve the centralised operation and control capability, unify the “GOC” operation standards, strengthen information and intelligent support, and give full play to the scale and network advantages of large-scale fleet and multiple bases. We will continue to carry out projects to increase flight punctuality rates, implement fine operation, precise control and lean flight, and ensure the flight punctuality rates in the leading position in the industry. We will also tap into the potential for creating operational value, make solid efforts to tap into the potential of performance and industry load, manage aviation fuel, optimize air routes, and make flight decisions and carry out other measures. We will establish an accounting model for creating operational support system value to ensure that available fuel consumption per ton kilometer continues to decline.

5.	To build a first-class brand service system based on “affinity and refinement”.

We will start the “integrated service” program. Following the advanced international standards, and highlighting the characteristics of CSA, the Group will focus on air, ground, online and offline products and services, and comprehensively improve service quality. We will resolve disadvantages, and deeply improve services such as hub, flight delay, meals, luggage, ticketing, on-board hardware maintenance and environmental cleaning. We will create outstanding advantages, focus on the needs of passengers, optimize and upgrade the whole process of service to enhance our reputation. We will gradually realize data collection and analysis for the whole process of service and build a refined service control mode by means of informationisation.

6.	To build the layout of dual hubs and accelerate the strategic implementation.

We will ensure the high-quality development of the Beijing hub and focus on the orderly transit of flights and our operation in the two airports. We will improve the control mechanism, strictly implement the responsibility assignment, and give full play to the advantages of Beijing hub facing the north of the Yangtze River, Japan, South Korea, Europe and America. We will strengthen coordination and cooperation, and strive for all-out policies such as flight schedule resources and replacement of traffic rights; revitalize idle resources at the initial stage of operation and actively explore the third-party market.

We will continue to increase investment in the Guangzhou hub, enhance the market share of domestic trunk routes, and consolidate the hub’s leading position; seize the strategic opportunity, focus on the planning of Guangdong-Hong Kong-Macau Greater Bay Area, and promote the integration of markets, products, services and networks in the region. The Company shall give full play to the advantages of Guangzhou hub facing the south of Yangtze River and Oceania, Southeast Asia and South Asia, continue to forge the “Canton Route” and further improve the capacity concentration and operation capacity of Guangzhou hub.

7.	To enhance financial management and continue to enhance the level of cost control.

We will do our best to promote the integration of industry and financial resources, strictly control the costs of aviation fuel, take-off and landing, maintenance and sales, and continue to create cost advantages. We will strengthen strategic cost control, strictly formulate investment plans, improve the project reserve management system, and create more value by using existing resources. We will strengthen capital management, properly arrange financing strategies, and make full use of internal and external capital markets. We will enhance risk control, build a balanced and stable debt management system, and strengthen risk control over exchange rate, interest rate and oil price.

8.	To accelerate the reform and development, and enhance the Company’s development potential.

We will firmly set up the concept of the rule of law and accelerate the modernization of corporate governance system and governance capability. We will optimize the fleet structure and dispose of old and high-energy-consuming aircraft or surrender of tenancy. We will deepen the institutional reform and the construction of incentive mechanism, and implement full-scale market-oriented accounting. We will continue to promote the Company’s intelligent construction, open up every link from marketing, operation to service, and establish an intelligent system. We will also continue to strengthen bilateral and multilateral international cooperation, deepen cooperation with major international airlines, and further establish a partnership circle around the world.

XVIII.	RISK FACTORS ANALYSIS

1.	Macro Environment Risks

(1)	Risks of Fluctuation in Macro Economy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macro economy. Macro economy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo and further affects the business and operating results of the Group.

(2)	Risks of Macro Policies

Macro economic policies made by the government, in particular the adjustment in the cyclical macro policies, including credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transport industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, fuel surcharges, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also regulated by the government. The changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company.

2.	Industry Risks

(1)	Risks of Intensifying Competition in the Industry

Faced with ever-changing markets, if the Company fails to effectively enhance its ability to predict and adopt flexible sales strategies and pricing mechanisms, this may have an impact on the Company’s goal of achieving expected returns. With regard to the introduction of transport capacity, rapid growth of industry capacity and the slowdown in market demand has become increasingly significant. If the Company fails to establish a corresponding capacity introduction and exit mechanism, it may have a material adverse effect on the Company’s operating efficiency. In terms of exploring the international market, if the Company fails to further improve the operational quality of international routes, it may affect the Company’s operating income and profit levels.

(2)	Risks of Competition from Other Modes of Transportation

There is certain substitutability in short to medium range routes transportation among air transport, railway transport and road transportation. With the improving high speed rail network, if the Company fails to develop an effective marketing strategy to deal with high speed rail competition, it may affect the Company’s operating efficiency.

(3)	Other Force Majeure and Unforeseen Risks

The aviation industry is subject to a significant impact from the external environment and natural disasters, including earthquake, typhoon and tsunami, abrupt public health incidents as well as terrorist attacks, international political turmoil and other factors will affect the normal operation of the airlines, thus bringing adverse effect to the results and long-term development of the Company.

3.	Risks of the Company Management

(1)	Safety Risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With large-scale aircraft fleet and more cross-location, overnight and international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation of the Company and its reputation.

(2)	Information Safety Risks

The information safety situation is becoming more and more severe. If the Company fails to manage the information safety affairs at company level or a higher level, increase input of information safety resources, or strengthen the information safety management, the Company’s safety, production, operation, marketing, service, etc. may be affected. Thus, the Company may be affected and suffer losses.

(3)	Risks of High Capital Expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimizing the fleet structure and reducing the operational cost through introducing more advanced models, retiring obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the operating profit, financial distress and other problems.

4.	Financial Risks of the Company

(1)	Risk of Fluctuation in Interest Rate

Since the civil aviation industry is featured with “high investments”, the gearing ratio of the airlines is generally high. Therefore, the interest rate fluctuation resulting from the change of capital in the market has a relatively greater influence on the Group’s financial expenses, so as to further affect the Group’s operating results. At 31 December 2019, assuming all other risk variables other than interest rate remained constant, in the case of 100 base points increase (or decrease) of the Group’s comprehensive capital cost would lead to the decrease (or increase) in the shareholders’ equity and net profit of the Group amounting to RMB559 million.

(2)	Risk of Fluctuation in Exchange Rate Currency

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre. Substantially all of the Group’s obligations under leases liabilities and certain bank and other loans are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies therefore affects the Group’s results significantly.

As of 31 December 2019, the Group has recorded a total of RMB2,198 million of financial assets in foreign currencies, and a total of RMB76,175 million of financial liabilities in foreign currencies, of which, liabilities in US dollars reached RMB70,939 million. Fluctuations in US dollar against RMB exchange rate will have a material impact on the Group’s finance expense. Assuming risks other than exchange rate remain unchanged, the shareholders’ equity and net profit of the Group will increase (or decrease) by RMB434 million in the case of each and every 1% appreciation (or depreciation) of the exchange rate of RMB to US dollar at 31 December 2019.

(3)	Risk of Fluctuation in Jet Fuel Price

The jet fuel cost is the most major expenditure for the Company. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC has big impact on the profit of the Group. Although the Group has adopted various fuel saving measures to control the unit fuel cost and reduce the fuel consumption volume, however, if there is any significant fluctuation in the international oil prices, the operating results of the Group may be significantly affected.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There is currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a “Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel” jointly published by the NDRC and the CAAC in 2009, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The linked pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

In 2019, the Group’s fuel oil cost accounted for 28.81% of the operating expenses and it was the Company’s main operating expenses. Assuming that the fuel oil consumption remains unchanged, in the case of 10% increases (or decreases) in fuel price, the Group’s operating cost would increase (or decrease) by RMB4,281 million.

NEW INTERNATIONALIZATION

Opening and Sharing, Speeding Up

the Construction of New International

Cooperation Relations and

International Business Model

REPORT OF

DIRECTORS

The Board of the Company hereby presents this annual report and the audited financial statements for the year ended 31 December 2019 of the Group to the shareholders of the Company.

Principal Activities, Operating Results and Financial Position

The Group is principally engaged in airlines operations. The Group also operates certain airlines related businesses, including provision of aircraft maintenance and air catering services. The Group is one of the largest airlines in China. In 2019, the Group ranked first among all Chinese airlines in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the financial statements for the year ended 31 December 2019 in accordance with IFRSs. Please refer to pages 133 to 240 of this annual report for details.

Dividends

The profit distribution plan of the Company for the year 2019 was approved at the twelfth meeting of the eighth session of the Board of the Company. The Company distributed cash dividends of totally RMB1.622 billion in 2017 and 2018, accounting for more than 40% of the annual average distributable profits attributable to shareholders of the Company realized in 2017 to 2019, which is higher than the requirement stipulated under the relevant regulations for listed companies and the articles of association of the Company, that is “the cumulative profit distributed in cash in the last three years shall not be less than 30% of the annual average distributable profits realized by the Company in those three years”.

The Company’s non-public issuance of A shares and H shares, which was approved at the extraordinary general meeting and class meetings convened by the Company on 27 December 2019, is under review by the CSRC. According to the relevant regulations of the CSRC, securities cannot be issued before the completion of the implementation of profit distribution. As the distribution of cash dividends of the Company in the past three years complied with the regulations, in view of the strategic significance of the non-public issuance to the Company and in order to ensure the smooth progress of the project, after comprehensive consideration of the Company’s long term development and the interests of all shareholders of the Company, the Board did not recommend any payment of final cash dividend and conversion of capital reserve to share capital of the Company for the year 2019. The retained undistributed profits will be used to supplement the Company’s working capital to meet the development needs of the Company’s principal business activity.

The above matters are subject to the approval of 2019 annual general meeting of the Company.

Five-Year Financial Summary

A summary of the results and the assets and liabilities of the Group prepared under IFRSs for the five-year period ended 31 December 2019 are set out on page 244 of this annual report.

Bank Loans and Other Borrowings

Details of the bank loans and other borrowings of the Group are set out in note 36 to the financial statements prepared under IFRSs.

Interest Capitalisation

For the year ended 31 December 2019, RMB1,279 million (2018: RMB1,085 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRSs.

Property, Plant and Equipment

Property, plant and equipment of the Group and movements of property, plant and equipment during the year ended 31 December 2019 are set out in note 19 to the financial statements prepared under IFRSs.

Major Customers and Suppliers

The Group’s aggregate revenue from the top five customers did not exceed 30% of the Group’s total revenue in 2019. The sales from the top five customers was RMB1,270 million in total, representing 0.82% of the total sales in 2019, of which sales to related parties was RMB0.

The Group’s purchases from the largest supplier was RMB10,690 million, representing 13.16% of the Group’s total purchases in 2019. The purchases from the top five suppliers was RMB27,621 million in total, representing 34.02% of the total purchases in 2019, of which purchases from related parties was RMB5,381 million, representing 6.63% of the total purchases in 2019. At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interest in these top five suppliers.

Relationships with Customers and Suppliers

The Group understands that it is important to maintain good relationship with its suppliers and customers to fulfill its long-term goals and maintain the leading position in the market.

The Group fulfilled sincere service concept and systematically improved the whole process service experience of passengers. We have innovated the service mode and improved the service experience of delayed passengers regarding sales, service and information acquisition. We have implemented the requirement of “affinity and refinement”, introduced two-cabin “family service 360” products, expanded 195 fine “Kapok International” routes, and achieved full coverage of international long-haul routes and regional key routes. We promoted the baggage tracking program in an all-round way and became the first airline in Asia obtaining IATA baggage tracking compliance certification. We implemented the upgrade of “China Southern e-Travel”, and the paperless self-service in the whole process has brought more convenient travel experience to passengers.

The Group continued to explore how to improve its supplier management mechanisms. Since 2018, the Group released Measures for Supplier Management, and newly launched Notice for Bad Behavior System of Suppliers, Commitment for Integrity of Supplier and other purchasing documents, and encouraged suppliers to actively assume social responsibility by standardizing the cooperation with its suppliers in terms of its practice in operation, society and environment, and encouraged suppliers to actively assume social responsibility. Meanwhile, we conducted the communication activities with suppliers regularly, took the advice and suggestion of suppliers to better improve all of its work.

During the reporting period, there was no material and significant dispute between the Group and its suppliers and/or customers.

For the year ended 31 December 2019, the Group has following major customers and suppliers:

Unit: RMB million

Name of customers	Operating revenue	Percentage as total operating revenue (%)
Customer 1	472	0.31
Customer 2	214	0.14
Customer 3	201	0.13
Customer 4	200	0.13
Customer 5	183	0.12

Total	1,270	0.82

Unit: RMB million

Name of suppliers	Purchase	Percentage as total purchase (%)
China National Aviation Fuel Group	10,690	13.16
South China Blue Sky Aviation Fuel Co., Ltd	9,890	12.18
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	2,939	3.62
MTU Maintenance Zhuhai Co., Ltd.	2,442	3.01

Shenzhen Cheng Yuan Aviation Oil Co., Ltd. (深圳承遠航空油料有限公司)	1,660	2.05

Total	27,621	34.02

Based on nature of the Group’s business, the Group has not relied on major supplier or customers. For details about the customer services of the Group, please refer to the analysis on market and service under “Management Discussion and Analysis” in this annual report.

Taxation

Details of taxation of the Group are set out in notes 16 and 29 to the financial statements prepared under IFRSs.

Enterprise Income Tax of Overseas Non-Resident Enterprises

In accordance with the relevant tax laws and regulations in the PRC, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of HKSCC Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

Individual Income Tax of Overseas Individual Shareholders

In accordance with the relevant tax laws and regulations in the PRC, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate. However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) (《關於個人所得稅若干政策問題的通知》 (財稅字[1994]020號)) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

Reserves

Movements in the reserves of the Group during the year are set out in the consolidated statement of changes in equity in the financial statements prepared under IFRSs.

Subsidiaries

Details of the subsidiaries of the Company are set out in note 23 to the financial statements prepared under IFRSs.

Purchase, Sale and Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2019.

Pre-Emptive Rights

None of the Articles of Association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

Permitted Indemnity Provision

The Company did not have any arrangement with a term providing for indemnity against liability incurred by the Directors and the Supervisors during their tenure.

The Company has arranged for appropriate insurance cover for Directors’ and officers’ liabilities in respect of legal actions against its Directors and senior management arising out of corporate activities.

Audit and Risk Management Committee

The Audit and Risk Management Committee of the Company has reviewed and confirmed the audited financial statements of the Group for the year ended 31 December 2019.

The Model Code

Having made specific enquiries with all the Directors, the Directors have complied with the Model Code as set out in Appendix 10 to the Listing Rules for the year ended 31 December 2019.

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

Compliance with the Code Provisions of the Corporate Governance Code

In the opinion of the Board of the Company, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the year ended 31 December 2019.

Compliance with Laws and Regulations

Laws and regulations that have a significant impact on the operations of the Group include: Civil Aviation Law of the People’s Republic of China, Opinions of the State Council on Promoting the Development of the Civil Aviation Industry, Regulation on the Civil Airport Administration, Regulation of the People’s Republic of China on Civil Aviation Security, Provisions on the Administration of Flight Procedures and Minimum Operation Standards for Civil Airports, Provisions of the CAAC on the Administration of the Transport of Dangerous Goods by Air, Provisions of China’s Civil Aviation Business Permits for Domestic Routes and Provisions on the Business License for Public Air Transport Enterprises.

For the year ended 31 December 2019, the Company strictly followed the laws and regulations mentioned above to ensure safe operation of the Company, and to secure its slots execution rate and flight punctuality rate to reach the standard. The Company applied new routes and slots according to regulations and returned back in a timely manner any unused traffic rights. No punishment was imposed on the Group by any regulator institutions which caused material impact on the operation of the Group.

For the year ended 31 December 2019, the Group has complied with laws and regulations that has material effect on the operation of the Group.

Environmental Policies and Performance

During the reporting period, the Company actively responded to climate changes, continued to promote energy conservation and emission reduction, and made more efforts to reduce the impact on the environment:

1. Green Flight

The Company has formulated Energy Conservation and Emission Reduction Management Manual, Energy and Environmental Protection Management Business Process and other systems. By virtue of technical optimization, management improvement and big data analysis, the Company comprehensively improved the efficiency of aviation fuel usage and realized green flight. By introducing A350, B787, A320NEO and other new aircraft models, the fuel efficiency of the fleet was further improved. In 2019, the Company comprehensively promoted the single-engine slide-in project, shutting down one engine to reduce fuel consumption while the plane was taxiing. In 2019, a total of 160,882 single-engine slide-in flights were conducted for 11,039 hours, saving 3,042 tons of fuel.

2. Participation in Carbon Trading

The Company, as the forerunner of the domestic carbon trading pilot, successfully fulfilled its obligations to participate in the EU carbon emission trading of two-point flights within the EU for the year 2018 and the Guangdong carbon market in April 2019 and June 2019 respectively. During the performance work of carbon trading in Guangdong Province, China Southern Airlines held a surplus quota of over 400,000 tons for the year 2018 due to the improvement of the Company’s emission efficiency.

3. Pollution Prevention and Control

The waste water, exhaust gas, harmful waste and other items generated in the process of air transportation may lead to some pollution. The Company disposed of on-board wastewater, industrial wastewater and domestic wastewater in accordance with the Law of the People’s Republic of China on Prevention and Control of Water Pollution and Law of the People’s Republic of China on the Prevention and Control of Atmospheric Pollution and other laws and regulations, and conducted reduction and innocuous treatment of waste generated during our business operation, to reduce the impact on the environment.

4. Resource Conservation

It is inevitable to consume water, paper, plastic, wood and other resources during our aviation flights and ground services. In order to promote the resource conservation, China Southern Airlines pay more attention to resource conservation and efficiency improvement in all aspects of operation.

Water conservation. We implemented precise water addition in cabin and applied aircraft dry cleaning technology to reduce water consumption on board and aircraft cleaning water consumption.

Paper saving. With respect of passenger services, by virtue of “China Southern e-travel” and other electronic platforms, we promoted electronic boarding passes, electronic invoice and electronic luggage tag to reduce paper printing. As for freight services, the Company persistently promoted electronic waybills, saving 171,000 paper waybills per month on average. The volume of domestic electronic waybills was the largest in the world.

Disposal of harmless waste. China Southern Airlines responded proactively to the garbage sorting. After the cabin meal packaging materials, recyclable magazines, kitchen waste, office and domestic waste and other harmless waste generated during the activities were collected, China Southern Airlines handed them over to qualified companies, to promote the recycling of resources. The disposal of harmless waste for on-board services of China Southern Airlines amounted to 7,909.5 cubic meters in 2019, with a treatment rate of 100%.

China Southern Airlines responded proactively to the garbage sorting, and conducted dry and wet garbage classification before landing on the plane. After the dry garbage such as easy to open cans and plastic bottles was recycled, and the wet garbage such as lunch boxes and leftover meals was collected, China Southern Airlines handed them over to ground staff. China Southern Airlines’ on-board garbage sorting behavior well received by passengers.

5. Spreading the Green Concept

Energy conservation and emission reduction need the joint efforts of the whole society. With such a large customer base, China Southern Airlines has given full play to its advantageous resources to attract more stakeholders involving in energy conservation and emission reduction activities and jointly participating in the sustainable development process of mankind.

To address the waste of meals on board, China Southern Airlines launched a green flight project in 2019, calling on passengers who have no need for meals to give up meals on board in advance, realizing green flight. China Southern Airlines awarded 300-500 miles to passengers participating in the project to achieve mutual benefit and a win-win situation. In 2019, China Southern Airlines launched the green flight project on 650 flights, sending targeted invitation messages to over 30,000 passengers every day. A total of 215,000 passengers participated in green flight, reducing the waste of 215,000 meals on board.

Directors and Supervisors’ Interests in Transaction, Arrangement or Contract of Significance

Save as disclosed in the section headed “Connected Transactions” below, neither Director/Supervisors nor entities connected with the Directors/Supervisors had a material interest, either directly or indirectly, in any transaction, arrangement or contract of significance to the business of the Group subsisting at any time during the year ended 31 December 2019 or at the end of the year to which the Company, its holding company, or any of its subsidiaries was a party.

Directors and Supervisors’ Rights to Acquire Shares or Debentures

At no time during the year ended 31 December 2019 was the Company or any of its subsidiaries a party to any arrangement that would enable the Directors/Supervisors to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate, and none of the Directors/Supervisors or any of their spouses or children under the age of 18 were granted any right to subscribe for the equity or debt securities of the Company or any other body corporate or had exercised any such right.

Directors and Supervisors’ Interest in Competing Business

As at 31 December 2019, none of the Directors/Supervisors or any of their respective associates had engaged in or had any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

Sufficiency of Public Float

According to the information publicly available to the Company, and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2019.

Connected Transactions

The Company entered into certain connected transactions with CSAH and other connected persons from time to time. Details of the connected transactions of the Company conducted in 2019 which are required to be disclosed herein under the Listing Rules, are as follows:

(1) De-merger Agreement

The De-merger Agreement dated 25 March 1995 (such agreement was amended by the Amendment Agreement No.1 dated 22 May 1997) was entered into between CSAH and the Company for the purpose of defining and allocating the assets and liabilities between CSAH and the Company. Under the De-merger Agreement, CSAH and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAH or the Company pursuant to the De-merger Agreement.

Neither the Company nor CSAH has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this annual report.

(2) Continuing Connected Transactions between the Company and CSAH (or their respective subsidiaries)

A.	SACM, which is 40% owned by the Company and 60% owned by CSAH

(a)

The Company entered into a new Media Services Framework Agreement on 27 December 2018 with SACM (“New Media Services Framework Agreement”) to renew the media services provided by SACM to the Group under the Media Services Framework Agreement (“Media Services Framework Agreement”) entered into by the Company and SACM with a term of three years on 30 December 2015, for an additional term of three years, commencing from 1 January 2019 to 31 December 2021.

Pursuant to the agreement, the Company has appointed SACM to provide exclusive advertising agency services, the plotting, purchase and production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitment of air-hostess, and services relating to the distribution of newspapers and magazines. The service fee for the media services to be provided to members of the Group by SACM and its subsidiaries are determined, among others, the prevailing market price. Pricing are based on prevailing market price and agreed upon between the parties for each transaction on arm’s length negotiations in accordance with the following pricing mechanism: (a) if there are prevailing market prices for same or similar types of services in the same or similar locations of the services being provided, the pricing of the services shall (be no less favourable than the terms obtained from independent third parties and such prevailing market price evaluated); or (b) if there are no such prevailing market price in the same or similar locations, the service to be provided by SACM Group shall be on terms which are no less favourable than the terms which can be obtained by the Group from independent third parties within the PRC market. The Company will satisfy the service fee by its internal resources.

In particular, the transaction amounts for in-flight TV and movie program agency services are expected to increase annually by 15% since the Company has fully entrusted SACM to purchase all in-flight TV and movie programs and are committed to the improvement of quality. An annual growth of 10% reflecting the increases in number of flights and number of passengers are also factored in when ascertaining the transaction amounts for the newly-added media printing, production and procurement services.

(b)

In view of the increase in demand for services to be provided by SACM to the Group under the Media Services Framework Agreement, the annual cap under the Media Services Framework Agreement in respect of the year ended 31 December 2019 will become insufficient. The Company and SACM entered into a supplemental agreement to revise the relevant annual cap on 29 November 2019. The supplemental agreement came into force on 29 November 2019.

Pursuant to the supplemental agreement, the Company and SACM agreed to revise the annual cap for the Media Services Framework Agreement for the year ended 31 December 2019 from RMB150 million (excluding tax) to RMB200.9 million (excluding tax). Save for the said revision, all other terms of the Media Services Framework Agreement shall remain unchanged. For details, please refer to the announcement of the Company dated 29 November 2019.

The annual caps for each of the financial years ended 31 December 2019, 2020 and 2021 are RMB200.9 million, RMB170 million and RMB190 million (excluding tax), respectively. For the year ended 31 December 2019, the translation amount of the Group for media services was RMB196 million.

B.	Finance Company, which is 51.416% owned by CSAH, 41.808% owned by the Company and 6.776% owned in aggregate by four subsidiaries of the Company

(a)

On 29 August 2016, the Company entered into a New Financial Services Framework Agreement (the “New Financial Services Framework Agreement”) with Finance Company, in order to renew the financial services provided by Finance Company to the Group under Financial Services Framework Agreement (the “Financial Services Framework Agreement”) entered into by the Company and Finance Company on 8 November 2013 for a term of three years and contain the insurance business platform services provided by the Group to Finance Company under the Cooperation Framework Agreement entered into by the Company and Finance Company on 19 November 2015. The term of the Agreement is three years, starting from 1 January 2017 to 31 December 2019.

Under such agreement, financial services provided by the Finance Company to the Group including deposit services (“Deposit Services”), loan services (“Loan Services”) and other financial services (“other financial services”). Both parties agreed that: (1) the Finance Company shall accept deposit of money from the Group at interest rates not lower than interest rate set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money deposited by the Group with it with state-owned commercial banks and listed commercial banks; (2) The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements upon application by the Company during the term of the New Financial Services Framework Agreement, and the Finance Company shall not charge interest rates higher than the interest rate set by the PBOC for the same term of loans. The total amount of outstanding loans extended by the Finance Company to the CSAH Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group); (3) Upon request by the Company, the Finance Company shall also provide other financial services to the Group, including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which are approved by China Banking Regulatory Commission to be operated by the Finance Company by entering into of separate agreements. In relation to the insurance business platform services arrangements under the New Financial Services Framework Agreement, as the platform service provider, the Company agreed to cooperate with the Finance Company, and authorize Finance Company to use each platform of the Group (including electronic platforms and ground service counter channels) as the sales platforms for sale of various insurances relating to aviation transportation (including baggage insurance and aviation passenger accident insurance). For the sale of insurance policies through the Group’s ground service counter channels and its electronic platforms, the Group is currently charging a fixed ratio of the insurance premium of each of the different kinds of insurance policies. The pricing model has been agreed on an arm’s length basis by the Company and the Finance Company with reference to the determination basis as set out in the table disclosed in the Company’s announcement dated 29 August 2016.

The rates should be determined on an arm’s length basis and based on fair market rate, and should not be higher than those available from independent third parties or charging standards. Each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests accrued thereon) at any time during the term of the New Financial Services Framework Agreement shall not exceed the cap which is set at RMB8 billion on any given day. The annual cap of fees payable to the Finance Company by the Group for the other financial services should not exceed RMB5 million. In addition, the annual caps of fees to be received by the Group for the insurance business platform services under New Financial Services Framework Agreement were RMB68.60 million, RMB79.35 million and RMB91.67 million respectively for each financial year ended 31 December 2017, 2018 and 2019. On 16 December 2016, the extraordinary general meeting of the Company considered and approved the New Financial Services Framework Agreement.

In light of the increase in the amount of deposits actually required to be placed by the Group with the Finance Company exceeds the original projection, the original cap will no longer be sufficient to cover the maximum daily balance of the deposits to be placed by the Group with the Finance Company during the remaining term of the New Financial Services Framework Agreement. Accordingly, the Company and the Finance Company entered into a supplemental agreement to the Financial Services Framework Agreement (“Supplemental Agreement”) on 27 April 2018 to revise the cap for the period from the effective date of the Supplemental Agreement to 31 December 2019 from RMB8 billion to RMB10 billion. On 15 June 2018, the Supplemental Agreement was considered and approved at annual general meeting. For details, please see the Company’s circular dated 18 May 2018 and announcement dated 15 June 2018.

(b)

As the Financial Services Framework Agreement expired on 31 December 2019 and the transactions contemplated under the Financial Services Framework Agreement continue to be entered into on a recurring basis, the Company entered into a new Financial Services Framework Agreement on 27 August 2019 with Finance Company (“New Financial Services Framework Agreement”) to renew the financial services transaction and extend the term for an additional term of three financial years, commencing from 1 January 2020 to 31 December 2022.

Pursuant to the Agreement, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Group as well as the maximum amount of the outstanding loans provided by Finance Company to the Group (including the corresponding interests payable accrued thereon) for each of the three years ending 31 December 2020, 2021 and 2022 shall not exceed the Deposit Services Cap which is set at RMB13.0 billion, RMB14.5 billion and RMB16.0 billion, respectively, on any given day. For details, please refer to the Company’s announcements on the Financial Services Framework Agreement dated 27 August 2019 and 12 September 2019 as well as circular dated 26 October 2019.

On 31 December 2019, the deposits placed by the Group with Finance Company were RMB711 million. For the year ended 31 December 2019, the Group charged a service fee of RMB0.

C.	GSC, a wholly-owned subsidiary of CSAH

On 16 December 2016, the Company entered into a Passenger and Cargo Sales and Ground Services Framework Agreement (the “Passenger and Cargo Sales and Ground Services Framework Agreement”) for a term of three years starting from 1 January 2017 to 31 December 2019. Under Passenger and Cargo Sales and Ground Services Framework Agreement, GSC agreed to provide certain services and charge agent service fee and services fees while the Company agreed to lease certain assets including transportation tools and equipment and workplace and charge rental thereon. GSC agrees to provide the following services to the Group: (i) domestic and international air ticket sales agency services; (ii) domestic and international airfreight forwarding sales agency services; (iii) chartered flight and pallets sales agency services; (iv) import and export port and transfer services related to cargo operations; (v) ground services, including aircraft maintenance, cabin cleaning, cleaning, collecting and issuing of towels, entertaining equipment maintenance within aircraft, surface cleaning of aircraft and comprehensive ground services; and (vi) support to sales and services oriented to major direct customers of the Company. In respect of the services provided by GSC to the Group, the agency fee for sales agency services is determined by reference to the agency ratio paid to the agency companies by the airlines companies of the same types of the industry in the same regions (including domestic and foreign market). The service fee for internal operation services is determined by the fee standard prescribed by the local government. The service fee for other maintenance and ground services is mainly determined based on related costs (mainly including labor costs, operation costs, management costs and taxes) in addition to 10% profit ratio. With respect to the rentals to be received by the Company, rentals are determined with reference to the valuation prepared by valuation agency (independent third party). The Company expects the annual fees payable to the Group under Passenger and Cargo Sales and Ground Services Framework Agreement will not exceed RMB10 million. Under Passenger and Cargo Sales and Ground Services Framework Agreement, the annual caps for the services provided to the Group by GCS for each of the three years ended 31 December 2019 will be RMB270 million, RMB330 million and RMB400 million, respectively.

GSC entered into liquidation at the year end of 2018 and has no transaction with the Group this year. For the year ended 31 December 2019, the Group had paid Shenzhen Baiyun Air Service Co.,Ltd., the subsidiary of GSC, agent service fee of RMB44 million.

D.	CSAGPMC, a wholly-owned subsidiary of CSAH

The Company has entered into the new Property Management Framework Agreement (the “Property Management Framework Agreement”) with CSAGPMC on 19 December 2017 for a term of three years from 1 January 2018 to 31 December 2020 to renew the property management transactions. Pursuant to the Property Management Framework Agreement, the Company has renewed the appointment of CSAGPMC for the provision of property management and maintenance services for the Company’s properties at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, the Company’s leased properties in the airport terminal at new Baiyun International Airport, the base and the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment and for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services. In addition, the scope of the property under the Property Management Framework Agreement has been reviewed and adjusted.

The annual cap for management and maintenance services fee payable pursuant to the new Property Management Framework Agreement is set at RMB155 million for each of the three years ending 31 December 2018, 2019 and 2020, respectively. The annual cap was determined at an arm’s length negotiation between both parties with reference to (i) the original annual caps, the actual transaction amount for 2015 and 2016, and the expected transaction amount for 2017 which will possible nearly reach the original annual cap; (ii) the substantial increase in the labour cost; and (iii) the expected substantial increase in the coverage of properties.

The property management services fee shall be determined at an arm’s length basis between both parties and according to the market prices, which shall be determined with reference to the consultation by the Company in the property management market, taking into account the location, areas and types of the properties of the Company at the old Baiyun Airport and new Baiyun International Airport. The property management services fee charged should not be higher than the one charged by any independent third parties in the similar industries.

For the year ended 31 December 2019, the property management and maintenance fee incurred by the Group amounted to RMB148 million pursuant to the Property Management Framework Agreement.

E.	SACC, which is 50.1% owned by CSAH

The Company entered into a new Catering Services Framework Agreement (the “New Catering Services Framework Agreement”) on 27 December 2018 with SACC to renew the catering services transaction under the catering services framework agreement (the “Catering Services Framework Agreement”) renewed by the Company with SACC for a term of three years on 30 December 2015 and extend the term for an additional term of three years, commencing from 1 January 2019 to 31 December 2021.

Pursuant to the Agreement, the service fee for new catering services transaction mainly include four parts, i.e. in-flight meal boxes fees, service fee, in-flight supply service fee and storage management fees. The in-flight meal boxes fees are the main charging item, the determination of which is in accordance with raw material costs, labor costs, management fees, tax and fixed profit rate in the corresponding proportions of 35%, 35%, 10%, 10% and 10%, respectively. Other charges will be determined based on applicable items such as rental, labor costs, facilities depreciation costs and management fees. For the labor costs, it will be determined by reference to the average wage of the previous year issued by the Shenzhen Municipal Government. The various service fee charged by SACC should not be higher than the fees charged by any independent third parties in the similar locations providing similar services. The Company will fund the services fee wholly by its internal resources.

The annual caps for each of the three financial years ending 31 December 2019, 2020 and 2021 are RMB231 million, RMB266 million and RMB306 million, respectively. The proposed annual caps are determined at an arm’s length basis between both parties by reference to historical figures as disclosed above, the estimated flight growth in the next three financial years and the natural market growth. In particular, according to the data released by the Civil Aviation Administration of China, the growth rate of passenger traffic in China in 2017 was 13%. The number of inbound and outbound flights operated by the Company at Shenzhen Airport is estimated to continue to increase in 2020 to 2021, accordingly, the demand for in-flight meals and supplies will also increase. Secondly, the labor costs in Shenzhen has increased annually. The average annual growth rate of the minimum wage in Shenzhen from 2014 to 2018 was approximately 6.7%. At the same time, the Company takes into consideration a buffer to cater for future growth given the historical figures and possible changes in the standard of in-flight meals.

For the year ended 31 December 2019, the service fees paid by the Group to SACC was RMB142 million.

(3) Trademark License Agreement

The Company and CSAH entered into a ten year trademark license agreement dated 22 May 1997. Pursuant to which CSAH acknowledges that the Company has the right to use the name “南方航空 (China Southern)” and “中國南方航空 (China Southern Airlines)” in both Chinese and English, and grants the Company a renewable and royalty free license to use the kapok logo on a worldwide basis in connection with the Company’s airlines and airlines-related businesses. Unless CSAH gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2017, the trademark license agreement entered into by the Company and CSAH was automatically renewed for ten years.

(4) Leases

The Group (as lessee) and CSAH or its associates (as lessor) entered into lease agreements as follows:

A.

The Company and CSAH entered into the new Asset Lease Framework Agreement (the “Asset Lease Framework Agreement”) on 26 January 2018 for a term of three years commencing from 1 January 2018 to 31 December 2020 to continue the asset lease transactions originally covered under the original Asset Lease Agreement. Pursuant to the new Asset Lease Framework Agreement, CSAH has agreed to continue to lease to the Company certain buildings, land and equipment assets at existing locations in Guangzhou, Wuhan, Changsha, Haikou, Zhanjiang and Nanyang. The annual cap for rent payable pursuant to the new Asset Lease Framework Agreement is set at RMB116,198,000. The annual cap was determined after arm’s length negotiation by the parties and with reference to (i) rental assessment report with the valuation date on 30 June 2017 prepared by Pan-China Assets Appraisal Co., Ltd. (北京天健興業資產評估有限公司); and (ii) the historical annual rent paid and the annual cap.

For the year ended 31 December 2019, the rent incurred by the Group amounted to RMB90 million pursuant to the Asset Lease Agreement.

B.

The Company and CSAH entered into an indemnification agreement dated 22 May 1997 in which CSAH has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company’s right to use certain lands and buildings.

C.

(1) On 16 December 2016, the Company and CSAH have entered into a new property and land lease framework agreement (the “Property and Land Lease Framework Agreement”) to renew the land and property leases transactions contemplated under the Lease Agreements for the period from 1 January 2017 to 31 December 2019. Pursuant to the Property and Land Lease Framework Agreement, CSAH agreed to (i) lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAH or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The annual rental is determined after arm’s length negotiation between the parties and adjusted with reference to the rental assessment report prepared by Guangdong Zhonglian Yangcheng Asset Appraisal Co., Ltd. taking into account the prevailing market rental for properties located at similar locations which have had the trend of increase. The maximum annual aggregate amount of rent payable by the Company to CSAH under the Property and Land Lease Framework Agreement for each of the three years ended 31 December 2019 shall not exceed RMB130 million.

For the year ended 31 December 2019, the rents for property lease and land lease incurred by the Company amounted to RMB98 million pursuant to the Property and Land Lease Framework Agreement.

(2) On 30 December 2019, the Company entered into a new Property and Land Lease Framework Agreement with CSAH (“New Property and Land Lease Framework Agreement”) to renew the property and land lease transactions contemplated under the Property and Land Lease Framework Agreement for a term commencing from 1 January 2020 to 31 December 2022. Pursuant to the New Property and Land Lease Framework Agreement, CSAH agreed to (i) lease certain properties, facilities and other infrastructure located in various cities such as Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Jilin, Urumqi and overseas locations held by CSAH or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Shenyang, Chaoyang, Dalian, Changchun, Harbin and Urumqi by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The annual rental is determined after arm’s length negotiation between the parties, based on the fair market rental of the relevant properties, facilities, infrastructure and lands. In addition, CSAH agreed that the annual rental shall not be higher than the prevailing market rental for properties, facilities, infrastructure and lands located at similar locations. The annual rental will be payable on a quarterly basis and will be funded by the internal resources of the Company. The annual aggregate amount of rent payable by the Company to CSAH under the Property and Land Lease Framework Agreement for each of the three years ending 31 December 2020, 2021 and 2022 is RMB96.78 million, which was determined with reference to the Rental Assessment Results.

The transactions should be regarded as an acquisition of asset under the definition of transaction set out in rule 14.04(1)(a) of the Listing Rules. The aggregate value of the right-of-use asset recognised under the transaction is RMB259,335,413.67 (the “Value of the Right-of-use Asset”). The Value of the Right-of-use Asset will be amortised over the lease period.

D.

On 27 April 2017, the Company entered into a finance lease agreement in relation to one Airbus A321 aircraft (“A321 Finance Lease Agreement”) and a finance lease agreement in relation to one Airbus A330 aircraft (“A330 Finance Lease Agreement”) with Guangzhou Nansha CSA Tianru Leasing Co., Ltd. (“CSA Leasing Company”), an associate of CSAH, respectively, pursuant to which CSA Leasing Company agreed to provide finance leasing to the Company in relation to one Airbus A321 aircraft and one Airbus A330-300 aircraft, respectively, in accordance with the terms and conditions of relevant Finance Lease Agreements. Under relevant Finance Lease Agreements, the applicable interest rate will be 21.6% below the lower limit of interest rate for RMB loan for above 5 years set by the People’s Bank of China and the rental fee is the repayment of the principal amount and the interest under relevant Finance Leases.

Under the A321 Finance Lease Agreement, (1) the lease term is 12 years, commencing on the Delivery Date of relevant aircraft, (2) principal amount is not more than 100% of the consideration for the purchase of relevant aircraft, (3) the applicable interest rate will be 21.6% float down of the interest rate for RMB loan for above 5 years set by the People’s Bank of China and the rental fee is the repayment of the principal amount and the interest under such Finance Lease. The total amount of rental fees payable to CSA Leasing Company is not expected to be more than US$80 million (which is equivalent to approximately RMB552 million), (4) the handling fee for the relevant aircraft shall be paid to CSA Leasing Company in one lump sum prior to the Delivery Date, which is estimated to be of no more than US$293,150 (which is equivalent to approximately RMB2,022,735), and (5) upon the expiry of the lease term, the Company is entitled to purchase such aircraft back from CSA Leasing Company at RMB10,000 for such aircraft.

Under the A330 Finance Lease Agreement, (1) the lease term is 12 years, commencing on the Delivery Date of relevant aircraft, (2) principal amount is not more than 100% of the consideration for the purchase of relevant aircraft, (3) the applicable interest rate will be 21.6% below the interest rate for RMB loan for above 5 years set by the People’s Bank of China and the rental fee is the repayment of the principal amount and the interest under such Finance Lease. The total amount of rental fees payable to CSA Leasing Company is not expected to be more than US$170 million (which is equivalent to approximately RMB1,173 million), (4) the respective handling fee for the relevant aircraft shall be paid to CSA Leasing Company in one lump sum prior to the Delivery Date, which is estimated to be of no more than US$634,700 (which is equivalent to approximately RMB4,379,430), and (5) upon the expiry of the lease term, the Company is entitled to repurchase such aircraft back from CSA Leasing Company at RMB10,000 for such aircraft.

The total rental fee and handling fee for the Aircraft Finance Leases shall not exceed US$250.93 million (which is equivalent to approximately RMB1,731.42 million).

For the year ended 31 December 2019, the rental fee and handling fee paid by the Company to CSA Leasing Company under the A321 Finance Lease Agreement and A330 Finance Lease Agreement were RMB127 million and RMB0, respectively. Up to 31 December 2019, the Company paid the total rental fee and handling fee to CSA Leasing Company under the A321 Finance Lease Agreement and A330 Finance Lease Agreement to the extent of RMB305 million.

E.

(1) On 17 October 2017, the Company entered into the 2018-2019 Finance and Lease Service Framework Agreement (“2018-2019 Finance and Lease Service Framework Agreement”) with CSA International Finance Leasing Co., Ltd. (“CSA International”), an associate of CSAH for an effective term from 1 January 2018 to 31 December 2019.

CSA International agreed to provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, as well as the operating lease service to the Company in relation to certain aircraft and engines, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the 2018-2019 Finance and Lease Service Framework Agreement and the relevant implementation agreements contemplated thereunder.

(a) Subject matter under the Finance Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement contains the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment comprises part of the aircraft, Aircraft Related Assets and Aviation Related Equipment in the Company’s introduction plan from 1 January 2018 to 31 December 2019, subject to adjustment from time to time. The number of the leased Aircraft will be no more than 41 and 46 for the two years ended 31 December 2018 and 31 December 2019, respectively. Under the Finance Lease Transactions, principal amount shall not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, the Aircraft Related Assets and the Aviation Related Equipment), the applicable interest rate will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of the aircraft, Aircraft Related Assets and Aviation Related Equipment satisfying certain prerequisites. The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

The lease period of the subject matter under the 2018-2019 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. Based on previous similar transactions, the lease period of the Leased Aircraft and Leased Aircraft Related Assets under the separate Finance Lease Agreement(s) would be 10 to 12 years. The respective handling fee for each of (i) the Leased Aircraft and Leased Aircraft Related Assets which is not more than 1% of the principal amount for each of the Leased Aircraft and Leased Aircraft Related Assets; and (ii) the Leased Aviation Related Equipment which is not more than 1.5% of the principal amount for each of the Leased Aviation Related Equipment shall be paid by the Company to CSA International prior to the commencement of the respective Delivery Date. Upon the payment of the last instalment of rental fee by the Company to CSA International for each of the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Company is entitled to purchase the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment back from CSA International at a nominal purchase price for such subject matter.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the aircraft (excluding helicopter) finance lease transactions shall not exceed half of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft scheduled to be introduced under the Company’s introduction plan from 2018 to 2019; (ii) the maximum aggregate transaction amount of the finance lease of the Aircraft Related Assets shall not exceed 75% of all the Aircraft Related Assets to be introduced under the Company’s introduction plan from 2018 to 2019; and (iii) the maximum aggregate transaction amount of the finance lease of the Aviation Related Equipment shall not exceed total amount of the Aviation Related Equipment to be introduced under the Company’s introduction plan from 2018 to 2019, the total transaction amount under the Finance Lease Transactions for the year ended 31 December 2018 and the year ended 31 December 2019 is US$2,621 million and US$3,126 million.

For the year ended 31 December 2019, the transaction amounts of the Finance Lease transaction paid by the Company under the 2018-2019 Finance and Lease Service Framework Agreement was RMB12,820 million.

(b) Subject matter under the Operating Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement contains the aircraft and engines in the Company’s introduction plan through operating lease from 1 January 2018 to 31 December 2019. The rental fee will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of leasing of aircraft and engines satisfying certain prerequisites.

During the lease period, CSA International has ownership of the aircraft and engines and the Company has the rights to use the aircraft and engines. Upon the expiry of the lease period, the Company should return the aircraft and engines to CSA International.

In arriving the proposed cap under Operating Lease Transactions, the Company considered the aircraft and engines to be introduced based on the Company’s introduction plan for 2018 and 2019 and their estimated monthly rental fee. For aircraft, the Company made reference to the available market data on current market value and lease rate factor generally adopted in the aviation industry for aircraft of different models and age. The calculation of the monthly rental fee is derived by multiplying the relevant current market value and lease rate factor for aircraft of similar model and age. For engines, as the Company expects the Operating Lease Transactions will only involve one model of engine, the Company used the previous rental fee for same model of engine to calculate the cap. Considering the above, the proposed maximum annual rental fee under the Operating Lease Transactions for the year ended 31 December 2018 and the year ended 31 December 2019 is US$150 million and US$240 million.

For the year ended 31 December 2019, the rental fee of the operating Lease transaction paid by the Company under the 2018-2019 Finance and Lease Service Framework Agreement was RMB125 million.

(2) On 10 October 2019, the Company entered into the 2020-2022 Finance and Lease Service Framework Agreement with CSA International to renew the transactions under the 2018-2019 Finance and Lease Service Framework Agreement for an additional term of three years from 1 January 2020 to 31 December 2022.

CSA International agreed to continue to provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, as well as the operating lease service to the Company in relation to certain aircraft, helicopters and engines, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the 2020-2022 Finance and Lease Service Framework Agreement and the relevant implementation agreements contemplated thereunder.

(a) Subject matter under the Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement contains the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment (comprises part of the aircraft, Aircraft Related Assets and Aviation Related Equipment in the Company’s introduction plan from 1 January 2020 to 31 December 2022, subject to adjustment from time to time). The number of the leased Aircraft will be no more than 50, 51 and 41 for the years ending 31 December 2020, 31 December 2021 and 31 December 2022, respectively (subject to adjustment from time to time). Under the Finance Lease Transactions, the aggregate principal amount shall not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, the Aircraft Related Assets and the Aviation Related Equipment), the applicable interest rate will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of the aircraft, Aircraft Related Assets and Aviation Related Equipment satisfying certain prerequisites. The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

The lease period of the subject matter under the 2020-2022 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. Based on previous similar transactions, the lease period of the Leased Aircraft under the separate Finance Lease Agreement(s) would be 10-12 years. Based on the common practice of the aviation industry, the lease period of the Leased Aircraft Related Assets would be 12 years. The respective handling fee for each of (i) the Leased Aircraft and Leased Aircraft Related Assets which is not more than 1% of the principal amount for each of the Leased Aircraft and Leased Aircraft Related Assets; and (ii) the Leased Aviation Related Equipment which is not more than 1.5% of the principal amount for each of the Leased Aviation Related Equipment shall be paid by the Company to CSA International prior to the commencement of the respective Delivery Date or on the agreed date after the respective Delivery Date. Upon the payment of the last instalment of rental fee by the Company to CSA International for each of the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Company is entitled to purchase the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment back from CSA International at a nominal purchase price for such subject matter.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest and handling fee) of the aircraft (excluding helicopters) finance lease transactions shall not exceed 60% of the aggregate amount (including the principal, interest and handling fee) of all the aircraft planned to be introduced under the Company’s introduction plan from 2020 to 2022; (ii) the maximum aggregate transaction amount of the finance lease of the Aircraft Related Assets shall not exceed total amount of the Aircraft Related Assets to be introduced under the Company’s introduction plan from 2020 to 2022; and (iii) the maximum aggregate transaction amount of the finance lease of the Aviation Related Equipment shall not exceed total amount of the Aviation Related Equipment to be introduced under the Company’s introduction plan from 2020 to 2022, the proposed total rental fee (including principal and interest) and handling fee under the Finance Lease Transactions are US$5,140 million (or the equivalent amount in RMB), US$5,039 million (or the equivalent amount in RMB) and US$4,434 million (or the equivalent amount in RMB) for the three years ending 31 December 2020, 31 December 2021 and 31 December 2022. Pursuant to IFRS 16, the Finance Lease Transactions by the Company (including the wholly-owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries) as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed caps for the Finance Lease for the years ending 31 December 2020, 2021 and 2022 under the 2020-2022 Finance and Lease Service Framework Agreement are US$3,922 million (or the equivalent amount in RMB), US$3,833 million (or the equivalent amount in RMB) and US$3,385 million (or the equivalent amount in RMB), respectively.

(b) Subject matter under the Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement contains the aircraft, helicopters and engines in the Company’s introduction plan through operating lease from 1 January 2020 to 31 December 2022. The rental fee will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of leasing of aircraft, helicopters and engines satisfying certain prerequisites.

During the lease period, CSA International has ownership of the aircraft, helicopters and engines and the Company have the rights to use the aircraft, helicopters and engines. Upon the expiry of the lease period, the Company should return the aircraft, helicopters and engines to CSA International.

In arriving the proposed caps under the Operating Lease Transactions, the Company considered the aircraft, helicopters and engines planned to be introduced by operating lease based on the Company’s introduction plan for 2020 to 2022 and their estimated monthly rental fee. For aircraft and helicopters, the Company made reference to the available market data on current market value and lease rate factor generally adopted in the aviation industry for aircraft and helicopters of different models and age. The calculation of the monthly rental fee is derived by multiplying the relevant current market value and lease rate factor for aircraft or helicopters of similar model and age. Specifically, the Company considered the conditions and utilisation of individual aircraft and (i) the lease period for the aircraft being 5 to 12 years and a lease rate factor of 0.85%; and (ii) the lease period for the helicopters being 12 years and a lease rate factor of 1.3%. For engines, the Company made reference to the available market data on current lease rates generally adopted in the aviation industry for engines of different models and age, considering the condition and utilisation of individual engines, and the lease period being 2 to 10 years.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of operating lease transactions of the aircraft and helicopters shall not exceed 50% of the aggregate amount of all aircraft planned to be introduced under the Company’s introduction plan from 2020 to 2022; and (ii) the maximum aggregate transaction amount of the operating lease of the engines shall not exceed total amount of the engines planned to be introduced under the Company’s introduction plan from 2020 to 2022, the proposed maximum annual rental fee under the Operating Lease Transactions) are US$135 million (or the equivalent amount in RMB), US$255 million (or the equivalent amount in RMB) and US$368 million (or the equivalent amount in RMB) for the three years ending 31 December 2020, 31 December 2021 and 31 December 2022, and proposed maximum total rental fee under the Operating Lease Transactions are US$1,385 million (or the equivalent amount in RMB), US$1,213 million (or the equivalent amount in RMB) and US$1,201 million (or the equivalent amount in RMB) for the three years ending 31 December 2020, 31 December 2021 and 31 December 2022. Pursuant to IFRS 16, the Operating Lease Transactions by the Company as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed caps for the Operating Lease for the years ending 31 December 2020, 2021 and 2022 under the 2020-2022 Finance and Lease Service Framework Agreement are approximately US$1,116 million (or the equivalent amount in RMB), US$961 million (or the equivalent amount in RMB) and US$949 million (or the equivalent amount in RMB), respectively.

F.

On 19 January 2018, the Company has entered into the CSA Building Asset Lease Agreement (“Building Asset Lease Agreement”) with Guangzhou Southern Airlines Construction Company Limited (“GSAC”, a wholly-owned subsidiary of CSAH) for a term of three years commencing from 19 January 2018 to 18 January 2021. Pursuant to the Building Asset Lease Agreement, GSAC has agreed to lease to (i) certain offices at floors 1-10, 12 and 17-36 in CSA Building located at West Side of Yuncheng East Road, Baiyun Xincheng, Baiyun District, Guangzhou with an aggregate gross floor area of not exceeding 88,396 square meters at an annual rental of not exceeding RMB159,112,800; and (ii) 550 parking lots in CSA Building at an annual rental of not exceeding RMB5,520,000. The annual rental was determined after arm’s length negotiation by the parties, and the annual rental for the offices was adjusted with reference to real property rental assessment report prepared by Shenzhen Cushman & Wakefield Land & Property Appraisal Co., Ltd. (深圳市戴德梁行土地房地產評估有限公司) taking into account the nature and development of the surrounding areas, the transportation condition, the prevailing market rental for office buildings located at Guangzhou and similar locations. For each of the three years ending 31 December 2018, 31 December 2019 and 31 December 2020, the Group’s maximum rental payable to GSAC under the Building Asset Lease Agreement will be no more than RMB156,513,922, RMB164,632,800 and RMB164,632,800, respectively.

For the year ended 31 December 2019, the rental fee paid by the Company under Building Asset Lease Agreement to GSAC was RMB157 million.

(5) Capital Increase

On 1 March 2019, the Company entered into the Capital Increase Agreement (the “Capital Increase Agreement”) with CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland Company. Pursuant to the Capital Increase Agreement, the parties agreed that the Company to increase its respective capital contribution in the total sum of RMB500 million to the Finance Company. RMB304,798,670 of such capital increase will be used to increase the registered capital from RMB1,072,927,050 to RMB1,377,725,720, while RMB195,201,330 will be used to increase the capital reserve of Finance Company. CSAH and the non-wholly owned subsidiaries of the Company, including Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland Company, agreed to waive their rights to make capital contributions. Upon the completion of capital increase, the equity interest held by the Company in the Finance Company would increase from 25.277% to 41.808%. The amounts of capital increase to the Finance Company were determined after arm’s length negotiations among the parties with reference to, among other things, the net asset value of Finance Company as at 30 June 2018 and the current respective proportion of shareholding of the parties in the Finance Company.

In 2019, the Company made capital contribution of RMB500 million in cash to Finance Company.

(6) Share Issuance

On 11 September 2018, the Company issued 600,925,925 H Shares in total to Nan Lung at the issue price of HK$6.034 pursuant to the subscription agreement dated 26 June 2017 and entered into between the Company and Nan Lung. For details, please refer to the announcement of the Company published on the website of the Stock Exchange on 11 September 2018. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from H Shares Issuance:

Gross proceeds from H Shares Issuance (HKD)	Intended use of the proceeds as previously disclosed	Utilized proceeds as of 31 December 2019 (HKD)	Unutilized proceeds as of 31 December 2019 (HKD)	Expected timeline for the use of unutilized proceeds
3,625,987,031.45	Supplement of general working capital	3,625,987,031.45	0	Not applicable

On 27 September 2018, the Company issued 1,578,073,089 A Shares in total at the issue price of RMB6.02 per A Share pursuant to the subscription agreement dated 26 June 2017 and entered into between CSAH and the Company (as amended by the supplemental agreement I dated 19 September 2017), raising gross proceeds and net proceeds of RMB9,499,999,995.78 and RMB9,488,178,222.86, respectively. For details, please refer to the announcement of the Company published on the website of the Stock Exchange on 27 September 2018. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from A Shares Issuance:

Gross proceeds from A Shares Issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilized proceeds as of 31 December 2019 (RMB)	Unutilized proceeds as of 31 December 2019 (RMB)	Expected timeline for the use of unutilized proceeds
9,499,999,995.78	1.The project for introducing 41 aircraft 2.The project for selection and installation of lightweight seats for A320 series aircraft	7,760,331,565.74	4,656,625.66	It is expected that the unutilized proceeds will be used in full before 30 June 2020

Note:

The total amounts of funds raised from Non-public Issuance of A shares were RMB9,499,999,995.78, and the total amounts of cash raised was RMB7,758,919,995.78. After deducting the underwriting expenses, the net cash subscription amount actually received was RMB7,748,254,995.79. The net cash subscription amounts (net of other issuance expenses (including VAT) paid by the Company and bank handling fee) was RMB1,268,032.31 in total, the actual net proceeds raised was RMB7,746,986,963.48.

The Company utilized the proceeds to the extent of RMB6,844,048,661.10 in previous years, and utilized the proceeds in the amount of RMB916,282,904.64 in 2019 (including utilization of interest income and investment income from unutilized funds amounting to RMB16,831,732.83). As at 31 December 2019, the accumulated amounts of funds utilized were RMB7,760,331,565.74 and the amounts of unutilized proceeds were RMB4,656,625.66 (including RMB1,169,495.09 generated from unutilized interest income net off bank handling fee and investment income from unutilized funds).

(7) Proposed Share Issuance

On 30 October 2019, the Board of the Company proposed to put forward to the extraordinary general meeting and the class meetings to approve and authorise the Board of the Company to issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) to CSAH (“A Share Issuance”) at the A Share subscription price, and enter into the A Shares subscription agreement with CSAH (“A Shares Subscription Agreement”), pursuant to which CSAH proposed to subscribe for not more than 2,453,434,457 new A Shares, the consideration of which shall be satisfied by cash. On the same day, the Board of the Company also proposed to put forward to the extraordinary general meeting to approve the connected transaction in relation to the issuance of not more than 613,358,614 new H Shares (including 613,358,614 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share subscription price and to enter into the H Shares Subscription Agreement with Nan Lung (“H Share Issuance”, together with “A Share Issuance” referred to as “Proposed Share Issuance”). The total funds to be raised from the aforesaid A Share Issuance will be not more than RMB16,800.00 million (including RMB16,800.00 million), which will be utilised in the procurement of aircraft and the repayment of the Company’s borrowings. The total funds to be raised from the aforesaid H Share Issuance will be not more than HK$3,500.00 million (including HK$3,500.00 million), which will be utilised to supplement the general working capital of the Company. The aggregate nominal value of the new A Shares and new H Shares to be issued under the Proposed Share Issuance is not more than RMB3,066,793,071. The net price of each new A Share and new H Share to be issued under the Proposed Share Issuance will be determined and disclosed upon completion of the proposed A Share Issuance and proposed H Share Issuance, respectively, and the determination of the relevant expenses incurred or to be incurred in relation to the Proposed Share Issuance in accordance with the requirements of the Listing Rules. The aforesaid A Share Issuance and the H Share Issuance are not inter-conditional upon each other. The new A Shares to be issued under the aforesaid A Share Issuance will be issued pursuant to the specific mandate to be sought from the Independent Shareholders at the extraordinary general meeting and the class meetings. The new H Shares to be issued under the aforesaid H Share Issuance will be issued pursuant to the general mandate and shall be subject to approval by the Independent Shareholders at the extraordinary general meeting.

The A Share subscription price shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the price benchmark date for the new A Shares, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company. The average trading price of the A Shares in the 20 trading days preceding the price benchmark date for the new A Shares equals to the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares divided by the total volume of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares. The closing price of each A Share quoted on the Shanghai Stock Exchange on 30 October 2019 was RMB6.64. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the 20 trading days preceding the price benchmark date for the new A Shares leading to an adjustment of the trading price of the A Shares, the trading prices of the A Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The A Share subscription price will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the price benchmark date for the new A Shares to the date of issuance of such new A Shares. The above-mentioned latest audited net asset value per Share attributable to equity shareholders of the Company will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares.

The H Share subscription price shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 trading days immediately prior to the price benchmark date for the new H Shares, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the median exchange rate announced by the People’s Bank of China on the price benchmark date for the new H Shares. In addition, the H Share subscription price shall not be lower than a price determined as the higher of (i) the closing price of the H Shares on the date of the H Share Issuance being approved by the Board (i.e. 30 October 2019), and (ii) the average closing price of the H Shares in the 5 trading days immediately prior to the date of such Board’s approval. The average trading price of the H Shares in the 20 trading days preceding the price benchmark date for the new H Shares equals to the total trading amount of H Shares traded in the 20 trading days preceding the price benchmark date for the new H Shares divided by the total volume of H Shares traded in the 20 trading days preceding the price benchmark date for the new H Shares. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period of the 20 trading days preceding the price benchmark date for the new H Shares leading to an adjustment of the trading price of the H Shares, the trading prices of the H Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The above-mentioned latest audited net asset value per Share attributable to equity shareholders of the Company will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares. Pursuant to the above-mentioned mechanism to determine the H Share subscription price, the closing price of the H Shares on the date of the H Shares Subscription Agreement is HK$4.880, and the average closing price of the H Shares in the 5 trading days immediately prior to the date of the H Shares Subscription Agreement is HK$4.824. Therefore, the H Share subscription price would not be lower than HK$4.880 per H Share.

For illustrative purposes only, the minimum subscription price for the new H Shares to be allotted and issued pursuant to the H Share Issuance represents: (a) no premium or discount to the closing price of HK$4.880 per H Share quoted on the Stock Exchange on the date of the H Shares Subscription Agreement; and (b) a premium of approximately 1.16% to the average closing price of HK$4.824 per H Share as quoted on the Stock Exchange for the 5 trading days immediately prior to 30 October 2019 and the date of the H Shares Subscription Agreement; and (c) a premium of approximately 0.45% to the average closing price of HK$4.858 per H Share as quoted on the Stock Exchange for the 10 trading days immediately prior to 30 October 2019 and the date of the H Shares Subscription Agreement.

On 27 December 2019, the aforesaid A Share Issuance and H Share Issuance were considered and approved at the Company’s 2019 second extraordinary general meeting, the 2019 first class meeting for holders of A shares, and the 2019 first class meeting for holders of H shares. The aforesaid A Share Issuance and H Share Issuance are subject to the approval of CSRC.

The Company has confirmed that the execution and enforcement of the implementation agreements under the continuing connected transactions above for the year ended 31 December 2019 has followed the pricing principles of such continuing connected transactions.

The independent non-executive Directors of the Company have confirmed to the Board that they have reviewed all non-exempt continuing connected transactions and are of the view that:

(a)	those transactions were conducted in the ordinary and usual course of business of the Group;

(b)	those transactions were entered into on normal commercial terms or better; and

(c)	those transactions were conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company’s auditor was engaged to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued their unqualified letter containing the auditor’s findings and conclusions in respect of the continuing connected transactions disclosed by the Group in the Annual Report in accordance with Main Board Listing Rule 14A.56. A copy of the auditor’s letter has been provided by the Company to The Stock Exchange of Hong Kong Limited. The Company’s auditor has indicated that:

(a)	nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s board of directors.

(b)

for continuing connected transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group.

(c)

nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

(d)

with respect to the aggregate amount of each of the aforementioned continuing connected transactions, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the annual cap as set by the Company.

Certain related party transactions as disclosed in note 52 to the financial statements prepared under IFRSs also constituted connected transactions under the Listing Rules and are required to be disclosed in accordance with Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements of Chapter 14A of Listing Rules in respect of the above connected transactions or continuing connected transactions.

Donations

For the year ended 31 December 2019, the Group made donations for charitable purposes amounting to RMB35.93 million.

Designated Deposits and Overdue Time Deposits

As at 31 December 2019, the Group’s deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

Material Litigation

As at 31 December 2019, the Group was not involved in any material litigation.

Subsequent Events

(a)

On 30 October 2019, the Company entered into the A Share Subscription Agreement with CSAH, pursuant to which the Company is to issue not more than 2,453,434,457 (inclusive) new A Shares to CSAH. The total funds to be raised from the A Share Issuance will be not more than RMB16,800 million (inclusive). In the meantime, the Company entered into the H Share Subscription Agreement with Nan Lung Holding Limited (a wholly-owned subsidiary of CSAH), pursuant to which the Company is to issue not more than 613,358,614 (inclusive) new H shares. The total funds to be raised from the H Share Issuance will be not more than HKD3,500 million (inclusive). The consideration of A and H shares will be satisfied by cash. Both of the A Share Issuance and the H Share Issuance were approved by the Extraordinary General Meeting and the respective Class Meetings on 27 December 2019. The Company received the “Acceptance Notice of the Application for Administration Permission” issued by China Securities Regulatory Commission (“CSRC”) for the A Share Issuance and H share Issuance on 6 January 2020 and 11 February 2020, respectively. Up to the issuance date of this report, the A Share Issuance and H share Issuance are under review by CSRC.

(b)

The COVID-19 outbreak (the “Outbreak”) since early 2020 has brought about uncertainties in the Group’s operating environment and has impacted the Group’s operations and financial position. The Group’s revenue tonne kilometers for the first two months of 2020 has decreased by approximately 37% as compared to the same period of 2019. The Group estimates the outbreak will have an adverse impact on the Group’s business operation and operating revenue for the year 2020, which casts uncertainties in the Group’s operating environment. The Group has been closely monitoring the impact of the developments of the Outbreak on the Group’s business and has put in place contingency measures. These contingency measures include: temporarily reducing the numbers of flights of certain routes, provisionally suspending certain domestic and international routes according to the travel restrictions of related countries and regions. Based on the Group’s actual performance in early 2020, contingent measures put in place and unutilised available banking facilities, etc., the Group has carried out a review of the cash flow forecast of the Group for the eighteen months period after the balance sheet date. Based on such forecast, the Directors of the Company believe that adequate funding will be available for the working capital and capital expenditure requirements of the Group during that period. Up to the issuance date of this report, the Outbreak hasn’t ended and the Group cannot reasonably estimate its impact on the business operation and financial performance. The Group will proactively keep contingency measures under review as the situation evolves.

Auditors

A resolution is to be proposed at the forthcoming annual general meeting of the Company for the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control reporting for the year 2020 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2020. There has been no change in the Company’s auditors in the past three years.

By order of the Board

Wang Chang Shun

Chairman

Guangzhou, the PRC

30 March 2020

CHANGES IN THE SHARE CAPITAL,

SHAREHOLDERS’ PROFILE

AND DISCLOSURE OF INTERESTS

I.	Change in Share Capital

Unit: Share

		31 December 2018		Increase/(decrease) during the year 2019	31 December 2019
		Number of Shares	Percentage (%)	Number of Shares	Number of Shares	Percentage (%)
I	Shares subject to restrictions on sales
1.	RMB ordinary shares	1,578,073,089	12.86	(1,088,870,431)	489,202,658	3.99
2.	Overseas listed foreign shares	600,925,925	4.90	0	600,925,925	4.90
	Total	2,178,999,014	17.76	(1,088,870,431)	1,090,128,583	8.89
II	Shares not subject to restrictions on sales
1.	RMB ordinary shares	7,022,650,000	57.25	1,088,870,431	8,111,520,431	66.12
2.	Overseas listed foreign shares	3,065,523,272	24.99	0	3,065,523,272	24.99
	Total	10,088,173,272	82.24	1,088,870,431	11,177,043,703	91.11
III	Total number of shares	12,267,172,286	100.00	0	12,267,172,286	100.00

On 26 September 2019, A shares issued by the Company to China National Aviation Fuel Group Corporation, Spring Airlines Co., Ltd., Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP), China Structural Reform Fund Co., Ltd., Hotland Innovation Asset Management Co., Ltd. and China Life Asset Management Company Limited was lifted due to the expiry of the lock-up period. Please refer to the related announcements of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the SSE on 21 September 2019 for details.

II.	Issuance and Listing of Securities

Type of securities and derivatives	Issuance date	Issuance interest rate	Amount issued	Listing date	Amount approved for public trading	Ending date of transaction
Convertible corporate bonds, bonds with detachable warrants and corporate bonds
Corporate Bonds (19 China Southern Airlines 01)	21 February 2019	3.45%	RMB3.0 billion	4 March 2019	RMB3.0 billion	22 February 2022
Corporate Bonds (19 China Southern Airlines 02)	16 May 2019	3.72%	RMB2.0 billion	29 May 2019	RMB2.0 billion	17 May 2022
Corporate Bonds (19 Xiamen Airlines 01)	20 November 2019	3.58%	RMB1.5 billion	27 November 2019	RMB1.5 billion	20 November 2022
Other derivatives
The first tranche of Ultra-short-term Financing Bills of the Company in 2019	21 January 2019	2.60%	RMB2.0 billion	23 January 2019	RMB2.0 billion	19 July 2019
The second tranche of Ultra-short-term Financing Bills of the Company in 2019	24 January 2019	2.75%	RMB2.0 billion	28 January 2019	RMB2.0 billion	21 October 2019
The third tranche of Ultra-short-term Financing Bills of the Company in 2019	19 February 2019	2.25%	RMB0.5 billion	22 February 2019	RMB0.5 billion	21 May 2019

Type of securities and derivatives	Issuance date	Issuance interest rate	Amount issued	Listing date	Amount approved for public trading	Ending date of transaction
The fourth tranche of Ultra-short-term Financing Bills of the Company in 2019	19 February 2019	2.55%	RMB2.0 billion	22 February 2019	RMB2.0 billion	19 August 2019
The fifth tranche of Ultra-short-term Financing Bills of the Company in 2019	22 February 2019	2.65%	RMB1.0 billion	27 February 2019	RMB1.0 billion	22 November 2019
The sixth tranche of Ultra-short-term Financing Bills of the Company in 2019	26 February 2019	2.50%	RMB0.5 billion	28 February 2019	RMB0.5 billion	23 August 2019
The seventh tranche of Ultra-short-term Financing Bills of the Company in 2019	22 March 2019	2.30%	RMB1.0 billion	27 March 2019	RMB1.0 billion	19 December 2019
The eighth tranche of Ultra-short-term Financing Bills of the Company in 2019	16 April 2019	2.35%	RMB1.0 billion	19 April 2019	RMB1.0 billion	14 October 2019
The ninth tranche of Ultra-short-term Financing Bills of the Company in 2019	16 April 2019	2.45%	RMB2.0 billion	19 April 2019	RMB2.0 billion	9 January 2020
The tenth tranche of Ultra-short-term Financing Bills of the Company in 2019	23 April 2019	2.30%	RMB1.0 billion	26 April 2019	RMB1.0 billion	21 October 2019
The eleventh tranche of Ultra-short-term Financing Bills of the Company in 2019	16 May 2019	3.10%	RMB0.5 billion	21 May 2019	RMB0.5 billion	13 February 2020
The twelfth tranche of Ultra-short-term Financing Bills of the Company in 2019	20 May 2019	2.40%	RMB1.0 billion	22 May 2019	RMB1.0 billion	18 July 2019
The thirteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	27 May 2019	2.30%	RMB0.5 billion	29 May 2019	RMB0.5 billion	25 July 2019
The fourteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	28 May 2019	2.55%	RMB0.5 billion	30 May 2019	RMB0.5 billion	21 November 2019
The fifteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	6 June 2019	2.30%	RMB0.5 billion	11 June 2019	RMB0.5 billion	9 July 2019
The sixteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	21 June 2019	2.85%	RMB1.0 billion	26 June 2019	RMB1.0 billion	19 December 2019
The seventeenth tranche of Ultra-short-term Financing Bills of the Company in 2019	25 June 2019	2.50%	RMB0.5 billion	27 June 2019	RMB0.5 billion	22 August 2019

Type of securities and derivatives	Issuance date	Issuance interest rate	Amount issued	Listing date	Amount approved for public trading	Ending date of transaction
The eighteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	11 July 2019	2.09%	RMB1.5 billion	16 July 2019	RMB1.5 billion	13 August 2019
The nineteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	12 July 2019	2.45%	RMB0.5 billion	16 July 2019	RMB0.5 billion	10 October 2019
The twentieth tranche of Ultra-short-term Financing Bills of the Company in 2019	17 July 2019	2.60%	RMB0.5 billion	19 July 2019	RMB0.5 billion	19 December 2019
The twenty-first tranche of Ultra-short-term Financing Bills of the Company in 2019	22 July 2019	2.18%	RMB1.5 billion	25 July 2019	RMB1.5 billion	19 September 2019
The twenty-second tranche of Ultra-short-term Financing Bills of the Company in 2019	23 July 2019	2.45%	RMB0.5 billion	25 July 2019	RMB0.5 billion	17 October 2019
The twenty-third tranche of Ultra-short-term Financing Bills of the Company in 2019	26 July 2019	2.65%	RMB1.0 billion	30 July 2019	RMB1.0 billion	20 January 2020
The twenty-fourth tranche of Ultra-short-term Financing Bills of the Company in 2019	21 August 2019	2.55%	RMB1.0 billion	23 August 2019	RMB1.0 billion	14 May 2020
The twenty-fifth tranche of Ultra-short-term Financing Bills of the Company in 2019	27 August 2019	2.45%	RMB0.5 billion	29 August 2019	RMB0.5 billion	20 February 2020
The twenty-sixth tranche of Ultra-short-term Financing Bills of the Company in 2019	28 August 2019	2.45%	RMB1.0 billion	30 August 2019	RMB1.0 billion	24 February 2020
The twenty-seventh tranche of Ultra-short-term Financing Bills of the Company in 2019	18 September 2019	2.30%	RMB1.0 billion	20 September 2019	RMB1.0 billion	16 March 2020
The twenty-eighth tranche of Ultra-short-term Financing Bills of the Company in 2019	23 September 2019	2.30%	RMB0.5 billion	25 September 2019	RMB0.5 billion	19 March 2020
The twenty-ninth tranche of Ultra-short-term Financing Bills of the Company in 2019	23 September 2019	2.39%	RMB1.0 billion	26 September 2019	RMB1.0 billion	19 March 2020
The thirtieth tranche of Ultra-short-term Financing Bills of the Company in 2019	23 September 2019	2.79%	RMB0.5 billion	26 September 2019	RMB0.5 billion	18 June 2020
The thirty-first tranche of Ultra-short-term Financing Bills of the Company in 2019	14 October 2019	2.10%	RMB0.5 billion	17 October 2019	RMB0.5 billion	9 April 2020

Type of securities and derivatives	Issuance date	Issuance interest rate	Amount issued	Listing date	Amount approved for public trading	Ending date of transaction
The thirty-second tranche of Ultra-short-term Financing Bills of the Company in 2019	16 October 2019	2.10%	RMB3.0 billion	21 October 2019	RMB3.0 billion	14 April 2020
The thirty-third tranche of Ultra-short-term Financing Bills of the Company in 2019	20 November 2019	2.05%	RMB2.0 billion	22 November 2019	RMB2.0 billion	18 May 2020
The thirty-fourth tranche of Ultra-short-term Financing Bills of the Company in 2019	13 December 2019	2.05%	RMB2.0 billion	17 December 2019	RMB2.0 billion	11 June 2020
The thirty-fifth tranche of Ultra-short-term Financing Bills of the Company in 2019	17 December 2019	2.05%	RMB2.0 billion	19 December 2019	RMB2.0 billion	11 June 2020
The thirty-sixth tranche of Ultra-short-term Financing Bills of the Company in 2019	20 December 2019	2.05%	RMB1.0 billion	24 December 2019	RMB1.0 billion	18 June 2020
The first tranche of Medium-term Notes of the Company in 2019	18 October 2019	3.20%	RMB1.0 billion	22 October 2019	RMB1.0 billion	20 October 2022
The first tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	15 April 2019	2.69%	RMB0.5 billion	17 April 2019	RMB0.5 billion	15 August 2019
The second tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	17 April 2019	2.85%	RMB0.6 billion	19 April 2019	RMB0.6 billion	11 September 2019
The third tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	19 April 2019	3.22%	RMB0.5 billion	23 April 2019	RMB0.5 billion	9 January 2020
The fourth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	26 April 2019	2.90%	RMB0.4 billion	30 April 2019	RMB0.4 billion	9 October 2019
The fifth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	14 August 2019	2.68%	RMB0.5 billion	16 August 2019	RMB0.5 billion	4 February 2020
The sixth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	17 September 2019	2.60%	RMB0.4 billion	19 September 2019	RMB0.4 billion	13 February 2020
The seventh tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	18 September 2019	2.50%	RMB0.3 billion	20 September 2019	RMB0.3 billion	12 March 2020
The eighth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	12 October 2019	2.40%	RMB0.3 billion	15 October 2019	RMB0.3 billion	8 April 2020

Type of securities and derivatives	Issuance date	Issuance interest rate	Amount issued	Listing date	Amount approved for public trading	Ending date of transaction
The ninth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	29 October 2019	2.55%	RMB0.6 billion	31 October 2019	RMB0.6 billion	23 April 2020
The tenth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	27 November 2019	2.55%	RMB0.4 billion	29 November 2019	RMB0.4 billion	21 May 2020

III.	Particulars of Shareholders

(I)	Number of Shareholders

As at the end of the reporting period, total number of ordinary shareholders of the Company was 198,765. As at 29 February 2020, total number of ordinary shareholders of the Company was 236,001.

(II)	Particulars of Shareholdings

1.	Particulars of the top ten shareholders

Unit: Share

Particulars of the top ten shareholders
Name of the shareholder (in full)	Increase/(decrease) during the reporting period	Total number of shares held at the end of reporting period	Shareholding percentage (%)	Number of shares subject to trading restrictions	Status of pledged or frozen shares		Capacity of shareholders
					Status of shares	Number
China Southern Air Holding Limited Company	0	4,528,431,323	36.92	489,202,658	Nil	0	Stated-owned legal entity
HKSCC Nominees Limited	(100,001)	1,750,829,907	14.27	0	Unknown	—	Overseas legal entity
Nan Lung Holding Limited	0	1,634,575,925	13.32	600,925,925	Nil	0	Stated-owned legal entity
Hong Kong Securities Clearing Company Limited	93,752,991	577,186,227	4.71	0	Nil	0	Overseas legal entity
China National Aviation Fuel Group Corporation	0	498,338,870	4.06	0	Nil	0	Stated-owned legal entity
China Securities Finance Corporation Limited	0	320,484,156	2.61	0	Nil	0	Stated-owned legal entity
American Airlines, Inc.	0	270,606,272	2.21	0	Nil	0	Overseas legal entity
China Structural Reform Fund Co., Ltd.	0	242,524,916	1.98	0	Nil	0	Stated-owned legal
Spring Airlines Co., Ltd.	0	140,531,561	1.15	0	Nil	0	Domestic non-stated-owned legal entity
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	(32,718,718)	88,543,740	0.72	0	Nil	0	Domestic non-stated-owned legal entity

2.	Particulars of the top ten shareholders not subject to trading restrictions

Unit: Share

Particulars of the top ten shareholders not subject to trading restrictions

Name of Shareholder	Number of tradable shares not subject to	Type and number of shares
	trading restrictions	Type of shares	Number
China Southern Air Holding Limited Company	4,039,228,665	RMB ordinary shares	4,039,228,665
HKSCC Nominees Limited	1,750,829,907	Overseas listed foreign shares	1,750,829,907
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares	1,033,650,000
Hong Kong Securities Clearing Company Limited	577,186,227	RMB ordinary shares	577,186,227
China National Aviation Fuel Group Corporation	498,338,870	RMB ordinary shares	498,338,870
China Securities Finance Corporation Limited	320,484,156	RMB ordinary shares	320,484,156
American Airlines, Inc.	270,606,272	Overseas listed foreign shares	270,606,272
China Structural Reform Fund Co., Ltd.	242,524,916	RMB ordinary shares	242,524,916
Spring Airlines Co., Ltd.	140,531,561	RMB ordinary shares	140,531,561
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	88,543,740	RMB ordinary shares	88,543,740
Explanation of the connected relationship or acting in concert relationship of the above shareholders	CSAH held aggregate 1,671,287,925 (including shares subject to trading restrictions) H shares of the Company through its wholly-
owned subsidiaries in Hong Kong, namely Nan Lung and Perfect
Lines (Hong Kong) Limited. The Company is not aware of any other
	connected relationship between other shareholders.

3.	Particulars of the top ten shareholders subject to trading restrictions and the conditions of trading restrictions

Unit: Share

No	Name of the shareholder	Number of shares held subject to trading restrictions	Listing status of shares which are subject to trading restrictions		Conditions for trading restrictions
			Eligible listing time	Number of new listed shares
1	Nan Lung	600,925,925	10 September 2021	600,925,925	Non-public Issuance of shares subject to commitments
2	China Southern Air Holding Limited Company	489,202,658	27 September 2021	489,202,658	Non-public Issuance of shares subject to trading restrictions
Explanation of the connected relationship or acting in concert relationship of the above shareholders	CSAH held aggregate 1,671,287,925 (including shares subject to trading restrictions) H shares of the Company through its wholly-owned subsidiaries in Hong Kong, namely Nan
		Lung and Perfect Lines (Hong Kong) Limited.

4.	Strategic investors or general legal entities becoming one of the top ten shareholder of the Company as a result of placing of new shares

Nil.

IV.	The Controlling Shareholders or De Facto Controllers

The chart below indicates the ownership and controlling relationship between the Company and de facto controllers:

In July 2019, CSAH, State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), Guangdong Hengjian Investment Holding Co., Ltd, Guangzhou City Construction Investment Group and Shenzhen Penghang Equity Investment Fund Partnership (Limited Partnership) entered into the “Agreement about Capital Increase of China Southern Air Holding Limited Company” (the “Capital Increase Agreement”) so as to carry out equity diversification reform of CSAH. Pursuant to the Capital Increase Agreement, Guangdong Hengjian Investment Holding Co., Ltd, Guangzhou City Construction Investment Group and Shenzhen Penghang Equity Investment Fund Partnership (Limited Partnership) shall each make capital contribution in cash of RMB10 billion to the registered capital of CSAH (the “Capital Increase”). Upon completion of the Capital Increase, the status of CSAH as a state enterprise supervised by the SASAC remains unchanged and the status of CSAH as the Company’s controlling shareholder remains unchanged.

V.	Disclosure of Interests

As at 31 December 2019, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests or short positions in the shares (the “Shares”) or underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

Name of shareholders	Capacity	Types of Shares	Number of Shares held		% of the total issued A Shares (Note 3)	% of the total issued H Shares (Note 3)	% of the total issued share capital of the Company (Note 3)
CSAH (note 1)	Beneficial owner	A shares	6,981,865,780	(L)	81.18%	/	56.92%
	Interest of controlled corporations	H shares	2,284,646,539	(L)	/	62.31%	18.62%
		Subtotal	9,266,512,319	(L)	/	/	75.54%
Nan Lung (note 1)	Beneficial owner	H shares	2,284,646,539	(L)	/	62.31%	18.62%
	Interest of controlled corporations
American Airlines Group Inc. (note 2)	Interest in controlled corporations	H shares	270,606,272	(L)	/	7.38%	2.21%
Qatar Airways Group Q.C.S.C.	Beneficial owner	A shares	430,036,166	(L)	5.00%	/	3.51%
	Beneficial owner	H shares	183,324,000	(L)	/	5.00%	1.49%
		Subtotal	613,360,166	(L)	/	/	5.00%

Note:

1.

CSAH directly held 4,528,431,323 A Shares. In addition, CSAH was deemed to be interested in 2,453,434,457 A Shares through the A Shares Subscription Agreement entered into between CSAH and the Company dated 30 October 2019.

CSAH was deemed to be interested in an aggregate of 1,671,287,925 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Perfect Lines (Hong Kong) Limited (representing approximately 0.85% of its then total issued H Shares) and 1,640,137,925 H Shares were directly held by Nan Lung (representing approximately 44.73% of its then total issued H Shares). As Perfect Lines (Hong Kong) Limited is a wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Perfect Lines (Hong Kong) Limited. In addition, Nan Lung was deemed to be interested in 613,358,614 H Shares through the H Shares Subscription Agreement entered into between Nan Lung and the Company dated 30 October 2019, therefore CSAH was also deemed to be interested in such 613,358,614 H Shares.

2.	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.
3.	The percentage was calculated according to the relevant total issued A Shares, total issued H Shares and the total issued share capital of the Company as at 31 December 2019.

Save as disclosed above, as at 31 December 2019, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

DIRECTORS, SUPERVISORS,

SENIOR MANAGEMENT AND EMPLOYEES

I.	Directors, Supervisors, Senior Management

(I)	Changes in the Number of Share held by Directors, Supervisors and Senior Management and their Remuneration

As at the end of the reporting period, the Directors, Supervisors and senior management of the Company were as follows:

Name	Position (note)	Gender	Age	Appointment date for the term of office	Expiry date for the term of office	Number of shares held as at the beginning of the year (shares)	Number of shares held as at the end of the year (shares)	Increase or decrease of shares during the year (shares)	The total remuneration before tax received from the Company during the reporting period (RMB0’000)	Had received remuneration from related party of the Company
Wang Chang Shun	Chairman	Male	62	27 May 2016	up to date	0	0	0	0	Yes
	Executive Director			27 May 2016
Ma Xu Lun	Vice Chairman	Male	55	8 May 2019	up to date	0	0	0	0	Yes
	President			8 May 2019
	Executive Director			18 March 2019
*Zhang Zi Fang	Executive Director	Male	61	30 June 2009	8 May 2019	0	0	0	0	Yes
	Executive Vice President			27 December 2007	16 January 2019
Han Wen Sheng	Executive Vice President	Male	53	22 November 2017	16 January 2019	0	0	0	0	Yes
	Executive Director			8 May 2019	up to date
Zheng Fan	Independent Non-executive Director	Male	64	20 December 2017	up to date	0	0	0	6	No
Gu Hui Zhong	Independent Non-executive Director	Male	63	20 December 2017	up to date	0	0	0	6	No
Tan Jin Song	Independent Non-executive Director	Male	55	26 December 2013	up to date	0	0	0	15	No
Jiao Shu Ge	Independent Non-executive Director	Male	54	30 June 2015	up to date	0	0	0	15	No
*Pan Fu	Chairman of Supervisory Committee Supervisor	Male	57	29 December 2010	8 May 2019	0	0	0	0	Yes
Li Jia Shi	Chairman of Supervisory Committee	Male	58	8 May 2019	up to date	0	0	0	0	Yes
	Supervisor			30 June 2009	up to date
Lin Xiao Chun	Supervisor	Male	48	8 May 2019	up to date	0	0	0	45.65	No
Mao Juan	Supervisor	Female	47	20 December 2017	up to date	0	0	0	84.07	No
Xiao Li Xin	Executive Vice President	Male	53	22 November 2017	up to date	0	0	0	0	Yes
	Chief Accountant			27 March 2015
	Chief Financial Officer			27 March 2015
Zhang Zheng Rong	Executive Vice President	Male	57	10 August 2018	up to date	0	0	0	0	Yes
Luo Lai Jun	Executive Vice President	Male	48	18 March 2019	up to date	0	0	0	0	Yes
Ren Ji Dong	Executive Vice President	Male	55	7 May 2009	up to date	0	0	0	115.08	No
Cheng Yong	Executive Vice President	Male	57	21 August 2018	up to date	0	0	0	195.53	No
Wang Zhi Xue	Executive Vice President	Male	59	3 August 2012	up to date	0	0	0	45.59	No
Li Tong Bin	Chief Engineer	Male	58	30 April 2014	up to date	0	0	0	113.18	No
	Executive Vice President			14 September 2015
Su Liang	Chief Economist	Male	57	27 December 2007	up to date	0	0	0	95.97	No
Chen Wei Hua	Chief Legal Adviser	Male	53	16 June 2004	up to date	0	0	0	95.76	No
Li Shao Bin	Chief Training Officer	Male	55	21 June 2019	up to date	0	0	0	44.67	No
Xie Bing	Secretary to the Board	Male	46	26 November 2007	up to date	0	0	0	95.08	No
Feng Hua Nan	COO Flight Safety	Male	57	15 August 2014	up to date	0	0	0	184.18	No
Guo Jian Ye	Chief Customer Officer	Male	57	4 January 2017	up to date	0	0	0	96.04	No
Luo Ming Hao	Chief Pilot	Male	57	28 March 2018	up to date	0	0	0	179.89	No
* Wang Ren Jie	Chief Operation Officer	Male	55	15 November 2018	25 October 2019	0	0	0	168.11	No
Total	/	/	/	/	/	0	0	0	1,600.80	/

Notes:

1.

According to proposals relating to performance appraisals, partial remuneration of some Directors, Supervisors and senior management of the Company shall be delayed as subject to evaluation result, total remuneration set out above includes such delay remuneration obtained during the reporting period;

2.

Mr. Cheng Yong, Mr. Feng Hua Nan, Mr. Luo Ming Hao and Mr. Wang Ren Jie also serve as pilots, so their remunerations are inclusive of crew allowance; Mr. Wang Zhi Xue’s remuneration was paid by Xiamen Airlines since March 2019; Mr. Zheng Fan and Mr. Gu Hui Zhong receive remuneration in accordance with the relevant provisions of the PRC;

3.	*represents personnel who have already resigned as at the end of the reporting period.

As at 31 December 2019, none of the Directors, Chief Executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 to the Listing Rules of the Stock Exchange.

(II)	Changes in Directors, Supervisors and Senior Management of the Company

During the reporting period, changes in the Directors, supervisors and senior management of the Company were as follows:

Name	Position	Change	Reason of change
Ma Xu Lun	Vice Chairman and President	Appointed	Appointed by the Board
Ma Xu Lun	Executive Director	Appointed	Appointed by the General Meeting
Han Wen Sheng	Executive Director	Appointed	Appointed by the General Meeting
Luo Lai Jun	Executive Vice President	Appointed	Appointed by the Board
Zhang Zi Fang	Executive Director	Resigned	Retired
Li Jia Shi	Chairman of Supervisory Committee	Appointed	Appointed by the Supervisory Committee
Lin Xiao Chun	Supervisor	Appointed	Appointed by the General Meeting
Pan Fu	Chairman of Supervisory Committee and Supervisor	Resigned	Job Changes
Li Shao Bin	Chief Training Officer	Appointed	Appointed by the Board
Wang Ren Jie	Chief Operation Officer	Resigned	Job Changes

(III)	Changes of Information of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules of the Stock Exchange

Below are the information relating to the changes of Directors or Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules of the Stock Exchange since the date of 2019 interim report:

1.	Mr. Tan Jing Song served as Independent Director of Midea Real Estate Holding Limited.

2.

Mr. Jiao Shu Ge served as Director of Mabpharm Limited and Rotary Vortex Ltd, and ceased to act as Director of Shanghai Maitai Jun’Ao Biological Technology Co., Ltd and Taizhou Mabtech Biological Technology Co., Ltd.

3.

Mr. Xiao Li Xin served as Chairman of China Southern Airlines Group Finance Company Limited, and ceased to act as Chairman of Shantou Airlines Company Limited and Guizhou Airlines Company Limited, and the Director of Xiamen Airlines Company Limited.

4.	Mr. Zhang Zheng Rong served as Chairman of Guizhou Airlines Company Limited.

5.	Mr. Luo Lai Jun served as Chairman of China Southern Airlines Henan Airlines Company Limited and Shantou Airlines Company Limited.

6.	Mr. Feng Hua Nan ceased to act as Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited.

Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules of the Stock Exchange.

(IV)	Changes in the Number of Share held by Directors, Supervisors and Senior Management and their Remuneration

The Directors, Supervisors and Senior Management of the Company received remuneration annually. Remuneration of Directors and Supervisors are adjusted and paid pursuant to Administrative Measures on Remuneration of Directors of China Southern Airlines Company Limited and Administrative Measures on Remuneration of Supervisors of China Southern Airlines Company Limited approved at the general meeting. Remuneration of Senior Management are adjusted and paid pursuant to Administrative Measures on Remuneration of Senior Management of China Southern Airlines Company Limited after approval of the Board.

During the reporting period, the total remuneration before tax received from the Company by Directors, Supervisors and senior management amounted to RMB16,008,000 (2018: RMB17,374,600).

The emolument policy of the Directors and senior management of the Company are recommended by the Remuneration and Assessment Committee to the Board, having regard to the Group’s operating results, individual performance and comparable market statistics in accordance with the above-mentioned Administrative Measures on Remuneration of Directors and Administrative Measures on Remuneration of Senior Management of the Group.

Details of the remuneration of the Directors, Supervisors and senior management of the Group are set out in notes 52 and 61 to the financial statements prepared under IFRSs.

Details of other employees’ pension scheme and housing benefits are set out in notes 47 and 53 to the financial statements prepared under IFRSs.

Remuneration Band	Number of Senior Management
RMB	2019	2018
0-500,000	6	1
500,001-1,000,000	4	5
1,000,001-1,500,000	2	2
1,500,001-2,000,000	3	5

Total	15	13

(V)	Service Contracts of the Directors and Supervisors

None of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company or its subsidiaries which are not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

During the year ended 31 December 2019, none of the Directors or Supervisors has any material interests in any significant contract to which the Company or its subsidiaries was a party.

(VI)	Profiles of Current Directors, Supervisors and Senior Management

Directors

Wang Chang Shun, male, born in July 1957 (aged 62), graduated from University of Science and Technology of China majoring in management science and engineering and he has a Ph.D. degree. He is a Doctor of Management and senior expert of political science. He began his career in February 1976. He joined the Chinese Communist Party in March 1982. He has acted as Vice Director and Director of aeronautical meteorology supervision department of CAAC Urumqi Administration, Vice President and a member of standing committee of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration) and then as Party Secretary and Vice President of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration). In November 2000, he acted as Vice Chairman, General Manager and Deputy Party Secretary of the Company. In September 2002, he acted as Vice President and Party member of CSAH and also as Vice Chairman, General Manager and Deputy Party Secretary of the Company. In August 2004, he served as Deputy Director and Party member of Civil Aviation Administration of China. In March 2008, he acted as Deputy Director and Party member of Civil Aviation Administration of China (Deputy ministerial). In October 2011, he was appointed as General Manager and Deputy Party Secretary of China National Aviation Holding Company and also was appointed as the Chairman of Air China Limited. He was appointed as Vice Minister and Party Leadership Group Member of Ministry of Transport in January 2014, General Manager and Deputy Party Secretary of China National Aviation Holding Company in February 2016, General Manager and Deputy Party Secretary of CSAH and Chairman of the Company in May 2016. In December 2016, he has been Chairman, Party Secretary of CSAH and Chairman of the Company. Since November 2017, he has been Chairman, Party Secretary of CSAH and Chairman, Party Secretary of the Company. He is also a deputy to the 12th National People’s Congress. He is the representative of the 19th Communist Party of China National Congress, a member of the 12th CPC Guangdong Provincial Committee and standing committee member and member of the 13th National Committee of the Chinese People’s Political Consultative Conference.

Ma Xu Lun, male, born in July 1964 (aged 55). He graduated from the School of Mechanical Science & Engineering of HUST, majoring in industrial engineering. He has a master degree of engineering and is a certified public accountant. He started his career in August 1984, and joined in the Chinese Communist Party in October 1990. He has been the deputy general manager of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC, vice president and Standing Member of Party Committee of Air China Corporation Limited. He was appointed as vice president of general affairs and deputy party secretary of Air China Corporation Limited in October 2002; and served as the director, president and deputy party secretary of Air China Corporation Limited in September 2004. He served as a party member of China National Aviation Holding Company and director, president and deputy party secretary of Air China Corporation Limited in December 2004, and deputy general manager and party member of China National Aviation Holding Company from February 2007. In December 2008, he was appointed as deputy party secretary of China Eastern Air Holding Company and general manager and deputy party secretary of China Eastern Airlines Corporation Limited. He served as secretary to the Party Committee and deputy general manager of China Eastern Air Holding Company and general manager of China Eastern Airlines Corporation Limited in October 2011. In November 2016, he served as the director, general manager and deputy party secretary of China Eastern Air Holding Company, and vice Chairman, general manager and deputy party secretary of China Eastern Airlines Corporation Limited in December 2016. In February 2019, he acted as the general manager and deputy party secretary of China Southern Air Holding Limited Company. In March 2019, he acted as the general manager of the Company and vice president of the Company in May 2019.

Han Wen Sheng, male, born in January 1967 (aged 53), graduated from Management Department of Tianjin University, majoring in engineering management, with qualification of a Master’s degree. He obtained a Master’s Degree of Science and was a economist. He began his career in August 1987, and joined the Chinese Communist Party in May 1985. He served as Deputy Director General of Cadre Training Center of the Company, Director of The Research Bureau of the Company, general manager of Labour Department and Secretary of CPC General Committee of the Company, Deputy Director General and a member of Party Committee of the Commercial Steering Committee and general manager as well as Deputy Party Secretary of the sales and marketing department of the Company, general manager and Deputy Party Secretary of Shanghai base. He acted as Deputy Party Secretary and Deputy Director General of the Commercial Steering Committee of the Company since December 2009 and Party Secretary and Deputy Director General of the Commercial Steering Committee of the Company since October 2011. He served as vice president and party member of China Southern Air Holding Company from October 2016. From November 2017, he served as vice president and party member of China Southern Air Holding Limited Company, the vice president and Party member of the Company. He was appointed as director and Deputy Party Secretary of China Southern Air Holding Limited Company, Vice president of the Company in November 2018. From January 2019, he served as director and Deputy Party Secretary of China Southern Air Holding Limited Company. Currently, he also served as Vice Chairman of Sichuan Airlines Corporation, director of China Travel Sky Holding Company and Vice Director General of China Air Transport Association.

Zheng Fan, male, born in November 1955 (aged 64), graduated with a bachelor’s degree from Beijing Normal University majoring in School Education and is a senior expert of political science. Mr. Zheng is a CPC member and began his career in 1974. He served as a teacher of Faculty of Education at Beijing Normal University from February 1982. He worked as a cadre at public relationship department of the Chinese Communist Party Central Committee and was a deputy Director level investigator from January 1986, deputy Director-general (temporary post) of public relationship department of CBRC Shenzhen Municipality Luohu District Committee and deputy Director general (temporary post) of public relationship department of Shenzhen Committee of Communist Party of China from March 1988, deputy Director of public relationship department of CBRC Shenzhen Municipality Futian District Committee and office Director of working committee under the CBRC Shenzhen Municipality Committee from March 1991. Since August 1994, he has been appointed as general manager of general administration office of Overseas Chinese Town Economic Development Company, general manager’s assistant of OCT Group and managing Director of Overseas Chinese Town (HK) Company Limited since December 1997, deputy secretary of the Party Committee, secretary of Discipline Inspection Commission and Chief Cultural Officer of Overseas Chinese Group Company since August 2000, secretary of the Party Committee and vice-president of Overseas Chinese Group Company since March 2008, secretary of the Party Committee and vice-chairman of Overseas Chinese Town Company Limited since January 2010. He acted as Council Member of China Overseas Exchange Association, Director of relation of the Two Shores Across the Strait Association, vice president of Guangdong’s Association For Promotion of Cooperation between Guangdong, Hong Kong and Macau and vice-chairman of Guangdong Province Association of Entrepreneurs. He was also a Congressman of the 4th term and 5th term of the People’s Congress for Shenzhen Municipality and a member of the 11th session of Guangdong Provincial Committee of Political Consultative Conference. Mr. Zheng has been an independent Director of the company since 20 December 2017.

Gu Hui Zhong, male, born in November 1956 (aged 63), graduated with a master degree from Zhengzhou Aviation Iudustry Institute and Beihang University majoring in International Finance and is a senior accountant of professor level. Mr. Gu is a CPC member and began his career in 1974. He served as deputy chief and chief of the General Office of Financial Division of Aviation Industry Department, Director of International Affairs Financial Division of Aviation Industry Corporation of China, general manager of Zhongzhen Accounting Consultative Corporation, vice Director general of Financial Department of Aviation Industry Corporation of China and deputy Director-general of Financial Department of State Commission of Science, Technology and Industry for National Defence. From June 1999 to February 2005, he acted as a member of the Communist Party and vice president of Aviation Industry Corporation of China I. From February 2005 to August 2008, he acted as a member of Party Leadership Group, vice president and chief accountant of Aviation Industry Corporation of China I. From August 2008 to January 2017, he acted as a member of Party Leadership Group, vice president and chief accountant of Aviation Industry Corporation of China. He previously served as chairman of AVIC I International Leasing Co., Ltd., chairman of AVIC I Financial Co., Ltd., chairman of CATIC International Holdings Limited, chairman of AVIC Capital Co., Ltd and chairman of AVIC International Vanke Company Limited. He is currently served as a supervisor of the Bank of Communications and vice chairman of the Accounting Society of China. Since 20 December 2017, Mr. Gu has been an independent Director of the Company.

Tan Jin Song, male, born in January 1965 (aged 55), graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan is a Chinese Certified Public Accountant and a CPC member. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Sun Yat-sen University. Mr. Tan is currently a professor and a doctorate-tutor of the School of Management of Sun Yat-sen University. He is also a member of the MPAcc Education Instruction Committee, a member of China Institute of Internal Audit, Vice President of Guangdong Institute of Certified Public Accountants and a council member of China Audit Society. Currently, Mr. Tan also serves as the independent Director of COSCO SHIPPING Specialized Carriers Co., Ltd., Guangzhou Hengyun Enterprises Holdings Limited, Shanghai RAAS Blood Products Co., Ltd. and Zhuhai Huafa Industrial Company Limited. Mr. Tan has been an independent Director of the Company since 26 December 2013.

Jiao Shu Ge, male, born in February1966 (aged 54), with a master degree, first graduated from the Control Theory Faculty of the Department of Mathematics of Shandong University with a bachelor degree, and then graduated from the Systems Engineering Faculty of No. 2 Research Institute of the Ministry of Aerospace Industry with a Master’s degree in Engineering. Mr. Jiao has extensive experience in funds management and equity investment. Currently, Mr. Jiao is the Director and President of CDH China Management Company Limited (“CDH Investments”) and is the founder of CDH Investments. He was a computer researcher of 710 Research Institute of the former Ministry of Aerospace Industry of China, the Deputy General Manager of Direct Investment Department of China International Capital Corporation Ltd. (“CICC”). Mr. Jiao was the non-executive Director of China Yurun Food Group Limited and China Shanshui Cement Group Limited. He is also the President of Fujian Nanping Nanfu Battery Company Limited, Inner Mongolia Hetao Spirit Group Company Limited, Shanghai Maitai Jun’Ao Biological Technology Co., Ltd, Shanghai Hightech Pharmaceutical Company Limited, Wuhu Zhengding Investment Management Co., Ltd. and other companies; He acted as a director of a number of companies including WH Group Limited, Henan Shuanghui Investment & Development Co.,Ltd., Joyoung Co., Ltd. and Chery Automobile Co., Ltd.; and also acted as an independent director of China Mengniu Dairy Company Limited and associated companies of CDH Investments. Mr. Jiao has been an independent Director of the Company since 30 June 2015.

Supervisors

Li Jia Shi, male, born in May 1961 (aged 58), graduated from Party School of the CPC majoring in Economic Administration and has a bachelor degree. He has an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li began his career in August 1976 and joined the Chinese Communist Party in June 1986. In February 1998, he served as the party secretary of Guangzhou Nanland Air Catering Company Limited and the Deputy Head (work as chair) of the Organization Division of the Party Committee of the China Southern Airlines (Group) Company in April 1999. Mr. Li served as the head of the Organization Division of the Party Committee of CSAH in December 1999; and served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company in December 2003. Mr. Li served as the Secretary of the Disciplinary Committee, member of the Standing Committee of the CPC and the Director of the Disciplinary Committee Office of the Company in December 2007. Mr. Li has been the supervisor of the Company since June 2009. He has been the team deputy leader of the Discipline Inspection Commission of CSAH, and member of Secretary of the Disciplinary Committee, the Director of the Disciplinary Committee Office in February 2012, and the Standing Member of Party Committee of China Southern Airlines Company Limited in November 2017. He has acted as the Labour Union chairman and the Standing Member of Party Committee of China Southern Airlines Company Limited in November 2017. He acted as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union and Standing Member of Party Committee of the Company from January 2018. He has served as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union of the Company since July 2018.

Lin Xiao Chun, male, born in May 1971 (aged 48), graduated from Peking University Law School with a bachelor degree of laws, majoring in international law. He obtained his MBA from Beijing University of Technology and City University of the United States, EMBA from Tsinghua University School of Economics and Management. He obtained qualifications for Enterprise Legal Adviser and corporation lawyer. He started his career in July 1995, and joined the Chinese Communist Party in June 1995. He served as the deputy director of the legal department of the Company in October 2006, deputy general manager of the legal department of the Company in January 2009, deputy director of the legal department of China Southern Air Holding Company and deputy general manager of the legal department of the Company in December 2009, director of the legal department of China Southern Air Holding Company in May 2013, general manager of the laws & standards Division of China Southern Air Holding Limited Company and general manager of the laws & standards Division of the Company in April 2017.

Mao Juan, female, born in December 1972 (aged 47), obtained a bachelor degree in Accounting from Harbin University of Science and Technology. Ms. Mao began her career in July 1993, and joined the Chinese Communist Party in April 1992. She served as Deputy General Manager of Hainan Branch Comprehensive Trading Company, Deputy Manager of Finance Department in Hainan Branch of the Company and Manager of Audit and System Office of Finance Department in the Company. From August 2011, she acted as Deputy General Manager of Audit Department in the Company and acted as General Manager of Audit Department in the Company since June 2016. She has been the deputy general manager of Audit Department in the CSAH and the Company from April 2017. She has served as the General Manager of CSAH and the Company’s Audit Department since November 2017. She served as the supervisor of the Company, general manager of Audit Department of CSAH and the Company since December 2017. Currently, she is the Chairman of the Supervisory Committee of Southern Airlines Group Finance Company Limited and Nan Lung International Freight Limited, as well as the supervisor of Xiamen Airlines Company Limited.

Senior Management

Xiao Li Xin, male, born in June 1966 (aged 53), graduated from Guangdong Academy of Social Sciences with a master degree in Economics and then obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified senior accountant and a certified public accountant. Mr. Xiao began his career in July 1991, and joined the Chinese Communist Party in February 1998. He served as the Deputy General Manager of the Finance Department of the Company from March 2001. He served as the General Manager and Deputy Secretary of the General Party Branch of the Finance Department of the Company from January 2002. Mr. Xiao served as the deputy chief accountant and general manager of the Finance Department of the Company from February 2007, and served as the General Manager and Secretary of the General Party Branch of Southern Airlines Group Finance Company Limited from October 2007. He served as the General Manager and Party Secretary of Southern Airlines Group Finance Company Limited from February 2008. Mr. Xiao has been the Chief Accountant and Chief Financial Officer of the Company since March 2015. From October 2016, he has served as Chief Accountant and Party member of China Southern Air Holding Limited Company (CSAH) and Chief Accountant and Chief Financial Officer of the Company. From November 2017, he served as Chief Accountant and Party member of CSAH and Executive Vice President, Chief Accountant, Chief Financial Officer and a member of the Party Committee of the Company. For now, he also serves as Chairman of Guizhou Airlines Company Limited, Chairman of Shantou Airlines Company Limited, Director of Xiamen Airlines Company Limited as well as Director of China Southern Airlines Overseas (Hong Kong) Co. Ltd.

Zhang Zheng Rong, male, born in September 1962 (aged 57), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting. He was graduated from Party School of the Central Committee of CPC majoring in economic management with a bachelor degree. He also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in February 1982, and joined the Chinese Communist Party in April 1988. He served as Vice Captain of Third Flight Corps of Civil Aviation Administration, Vice Captain of Fourth Flight Corps and Captain of First Flight Corps of CSAH. From May 2002, he has been the Deputy General Manager of Civil Aviation Administration of the Company and Captain of First Flight Corps of the Company. From November 2002, he has been General Manager of Department of Security Supervision of the Company, as well as General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company in May 2004. In August 2007, he was appointed as Chief Pilot of the Company and General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. From March 2009, he has been Chief Pilot and Director of Aviation Security Department of the Company. Since April 2012, he served as the Chief Pilot, COO Flight Safety and Director of Aviation Security Department of the Company and in July 2012, he served as the Chief Pilot and Aviation Security Minister of CSAH. Since April 2014, he has acted as Chief Pilot, COO Flight Safety and Director of Aviation Security Department of CSAH. Since December 2016, he has been Chief Pilot of CSAH. He has served as Chief Pilot of CSAH and Chief Operation Officer of the Company since January 2017. Since November 2017, he has been the General Manager Assistant of CSAH and Chief Operation Officer of the Company. From June 2018, he has been the Vice President, Party Member of CSAH and Chief Operation Officer of the Company. In August 2018, he served as the Deputy general manager, Party Member of CSAH and the Deputy general manager, Chief Operation Officer of the Company. Since November 2018, he acted as the Deputy General Manager, Party Member and the Deputy general manager of the Company. Currently, he also serves as the chairman of Guizhou Airlines Company Limited.

Luo Lai Jun, male, born in October 1971 (aged 48), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Accounting and also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in July 1993 and joined the Communist Party of China in September 1992. He served as the Manager of Finance Department in Shanghai Branch of the Company, Deputy Director of the Purchasing Office in Finance Department of the Company, Deputy Manager and Manager of Finance Department of Guizhou Airlines Company Limited. He has acted as a member of the party committee, Chief Financial Officer and manager of Finance Department of Guizhou Airlines Company Limited in June 2003; Director of Business Assessment Office of the Company in June 2005; Deputy Director of Commercial Steering Committee and General Manager and Party member of Financing Plan Department of the Company in November 2005; General Manager and Deputy Party Secretary of Freight Department of the Company in February 2009; the General Manager and the Deputy Party Secretary of Dalian Branch of the Company in July 2012; Executive Deputy Director and the Deputy Party Secretary of Commercial Steering Committee of the Company in November 2016; Director and the Deputy Party Secretary of Commercial Steering Committee of the Company in August 2017; Executive Vice President and the Party member of China Southern Air Holding Limited Company and Executive Vice President of the Company in March 2019. Currently, he also serves as the chairman of China Southern Airlines Henan Airlines Company Limited and Shantou Airlines Company Limited.

Ren Ji Dong, male, born in January 1965 (aged 55), Bachelor of Engineering, graduated from Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a bachelor’s degree, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren began his career in August 1986 and joined the Chinese Communist Party in June 1986. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) and the Deputy General Manager and a member of the Standing Committee of the CPC of Xinjiang Airlines. He acted as the Party Secretary and Deputy General Manager of CSAH Xinjiang Company from June 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005, a member of the Standing Committee of the CPC of the Company from February 2005, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from March 2005, a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007, a member of the Standing Committee of the CPC of the Company from April 2009, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from May 2009 and the Executive Vice President of the Company from July 2018.

Cheng Yong, male, born in April 1962 (aged 57), graduated from Civil Aviation Flight College of China (中國民用航空飛行專科學校) majoring in Aircraft Piloting and Civil Aviation Flight University of China majoring in Wingmanship, with a bachelor degree. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a command pilot. He began his career in January 1982, and join the Chinese Communist Party in August 1984. He has been the Deputy Head of Shenyang Chief Flight Corps Team of China Northern Airlines Company (中國北方航空公司瀋陽飛行總隊), vice president of China Northern Airlines Company Tian’e LLC (中國北方航空公司天鵝航空有限責任公司) and president of China Northern Airlines Company Sanya Co., Ltd. (中國北方航空公司三亞有限公司). He served as the General Manager of CSAHC Northern Division in November 2004; president and deputy party secretary of Northern Branch of the Company in January 2005; deputy leader of steering group for reoganization of Liaoning Airport Management Group Company in January 2009; president and deputy party secretary of Beijing Branch of the Company in April 2009; a member of the Standing Member of Party Committee of the Company and General Manager and Deputy Party Secretary of Beijing Branch of the Company from April 2010; a Standing Member of Party Committee of the Company in July 2017; and Executive Vice President of the Company in August 2018.

Wang Zhi Xue, male, born in January 1961 (aged 59), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained a degree from Civil Aviation Flight University of China majoring in Wingmanship, and is a command pilot. Mr. Wang began his career in February 1981, and joined the Chinese Communist Party in December 1980. Mr. Wang successively served as the Deputy Chief Pilot and Director of the Flight Safety Technology Department of Shantou Airlines Company Limited of CSAH, Deputy Chief Pilot and Manager of the Flight Safety Technology Division of Shantou Airlines Company Limited of CSAH. He also acted as the Deputy General Manager of Shantou Airlines Company Limited of CSAH from June 2002, and the General Manager of the Flight Management Division of the Company from October 2004, and the General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company from February 2009. Mr. Wang has been Chief Pilot and a member of the Standing Committee of the CPC of the Company from July 2012, and Executive Vice President, chief pilot and a member of the Standing Committee of the CPC of the Company from August 2012. He has been Executive Vice President and a member of the Standing Committee of the CPC of the Company from December 2016. He has been Executive Vice President of the Company from July 2018, and was appointed as legal representative, vice chairman, general manager and Deputy Secretary of CPC of Xiamen Airlines Company Limited in February 2019. For now, he also serves as Chairman of Zhuhai Airlines Company Limited.

Li Tong Bin, male, born in December 1961 (aged 58), graduated with a bachelor degree from Northeastern University majoring in industrial Electric Automation, and Business Administration (MBA) from School of Economics and Management of Hainan University. He obtained an Executive Master of Business Administration (EMBA) Degree form Tsinghua University, and is a senior engineer. Mr. Li began his career in August 1983, and joined the Chinese Communist Party in May 1983. He successively served as the Director of Aircraft Engineering Department and the Director of aircraft maintenance base of China Northern Airlines Company, the General Manager of Jilin branch of China Northern Airlines Company. He also acted as the Deputy General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from September 2004, the General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from January 2005, and the party secretary and Deputy General Manager of Northern Branch of the Company from April 2012. Mr. Li was the Chief Engineer, General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company from April 2014. He has been the Chief Engineer, a member of the Standing Committee of the CPC, General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company from August 2015. Mr. Li has been the Executive Vice President, Chief Engineer, a member of the Standing Committee of the CPC, as well as General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company since September 2015. From December 2016, he has been Executive Vice President, Chief Engineer and a member of the Standing Committee of the CPC. In July 2018, he was appointed as the Executive Vice President and Chief Engineer of the Company. For now, Mr. Li also serves as Chairman of Shenyang Northern Aircraft Maintenance Co., Ltd., Guangzhou Aircraft Maintenance Engineering Co., Ltd and MTU Maintenance Zhuhai Co., Ltd..

Su Liang, male, born in April 1962 (aged 57), graduated from the University of Cranfield, United Kingdom with a master degree majoring in Air Transport Management, and is an engineer. Mr. Su began his career in December 1981, and joined the Chinese Communist Party in May 1996. He successively served as Deputy General Manager of the Flight Operations Division, Deputy General Manager and Manager of Planning and Management Division of CSAH Shenzhen Company. Mr. Su was the Secretary to the Board from July 2000, the Secretary to the Board and Director of Board Secretariat of the Company from December 2003, the Secretary to the Board, Deputy Director and Party member of Commercial Steering Committee of the Company from November 2005, the Company Secretary and Director of Company Secretary Office and Deputy Director and Party member of Commercial Steering Committee of the Company from February 2006. Mr. Su has been the Chief Economist of the Company since December 2007. For now, he also serves as Director of Sichuan Airlines Company Limited, Chairman of Southern Airlines Culture and Media Co., Ltd. and China Southern West Australian Flying College Pty Ltd..

Chen Wei Hua, male, born in October 1966 (aged 53), graduated from the School of Law of Peking University with a bachelor degree and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, who is an economist, a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen joined the aviation industry in July 1988, and joined the Chinese Communist Party in February 2001. He successively served as Deputy Director of Legal Department of China Southern Airlines (Group) Corporation, Deputy Director of the Office (Director of the Legal Division) of the Company and China Southern Airlines (Group) Corporation. Mr. Chen was the Chief Legal Adviser of the Company and Director of the Legal Division of the Company from June 2006. Mr. Chen has been the Chief Legal Adviser and General Manager of the Legal Division of the Company since October 2008. He has served as Chief Legal Adviser of the Company since April 2017. For now, he also acts as Director of Xiamen Airlines Company Limited.

Li Shao Bin, male, born in April 1964 (aged 55), graduated with a college degree from Chinese Language and Literature of Xiangtan Teachers’ College, and obtained a university degree from the Party School of the Central Committee of Communist Party of China majoring in economics and management. He is an expert of political science. He began his career in July 1984, and joined the Communist Party of China in February 1988. He was an officer of Public Relationship Section of Political Department of the Hunan Bureau of Civil Aviation Administration, the Senior Staff Member of Publicity Division of Political Department of the Guangzhou Bureau of Civil Aviation Administration and the Principal Staff Member of Publicity Department of the Company. He served as the Deputy Director of Publicity Department of the China Southern Airlines (Group) Company in September 1994. He had been the Director of Political Division of Flight Department of the Company from December 1999. Mr. Li was the Deputy Party Secretary of Flight Department and Director of Political Division of the Company from May 2002. Subsequently, he was appointed as the Party Secretary of Guangzhou Flight Operations Division of the Company from May 2004. Mr. Li served as the Party Secretary and Vice President of Guangzhou Flight Operations Division of the Company from March 2006. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Executive Director of the Company since January 2013. Mr. Li served as the President and Deputy Party Secretary of the Training Centre of the Company since April 2017. Mr. Li also has been the Chief Training Officer of the Company since June 2019.

Xie Bing, male, born in September 1973 (aged 46), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration from the Management School of Jinan University, a master degree of business administration (international banking and finance) from the University of Birmingham, Britain and a MBA, an Executive Master of Business Administration (EMBA) degree from Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member and FCS of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie began his career in July 1995, and joined the Chinese Communist Party in January 1994. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAH. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007. From December 2009, Mr. Xie has been the Secretary to the Board and Director of the Company Secretary Office of the Company. Form April 2017, he has been the Secretary to the Board of the Company, Director of the Company Secretary Bureau of the Company. For now, he also acts as Chairman and Party Secretary of China Southern Airlines Group Capital Holding Limited (中國南航集團資本控股有限公司) and Chairman of CSA International Finance Leasing Co., Ltd., Deputy President of Central Enterprises Overseas students Sodality (中央企業留學人員聯誼會) and a Council Member of The Hong Kong Institute of Chartered Secretaries.

Feng Hua Nan, male, born in November 1962 (aged 57), graduated with a college degree from China Civil Aviation Flying College, majoring in Aircraft Piloting, and obtained a master degree in Aeronautical Engineering from School of Automation Science and Electrical Engineering of Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from Tsinghua University. He is a commanding pilot. Mr. Feng began his career in January 1983, and joined the Chinese Communist Party in October 1986. He successively served as the Director of Zhuhai Flight Training Centre of China Southern Airlines (Group) Company and the Deputy General Manager of Flight Operation Division of the Company. He was the General Manager of Flight Safety Technology Department from December 1999, and the General Manager of Flight Technology Management Department of the Company from November 2002. Mr. Feng also served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004, and then served as the General Manager and Deputy Party Secretary of Guizhou Airlines Company Limited from February 2006. He has been the COO Flight Safety of the Company since August 2014.

Guo Jian Ye, male, born in December 1962 (aged 57), graduated from Party School of Civil Aviation Flight University of China majoring in Aircraft Piloting, South China Normal University majoring in Political Education in Education Management Department and the Party School of the Central Committee of CPC majoring in economic management. He obtained a master’s degree from the Party School of the Central Committee of CPC and also obtained a Bachelor of Philosophy. He is an expert of political science. He began his career in May 1980, and joined the Chinese Communist Party in May 1986. He was appointed as Secretary of Youth League Committee, Deputy Director of Advertising and Promotion Department of CAAC Central and Southern Regional Administration, Director of Political Department of Air traffic management bureau under CAAC Central and Southern Regional Administration, Vice Director of Air traffic management bureau under CAAC Central and Southern Regional Administration and General Manager of Guangdong CAAC Central and Southern Industrial Co., Ltd., Deputy Head of CAAC Hainan Safety Supervision Office, Head and Party Secretary of CAAC Henan Safety Supervision Office, Director and Party Secretary of CAAC Henan Safety Supervision Administration, the member of standing committee of CAAC Central and Southern Regional Administration, as well as the Vice Director. In July 2012, he served as General Manager and Deputy Party Secretary of Heilongjiang Branch of the Company. From July 2014, he acted as, Director and Deputy Party Secretary of Commercial Steering committee of the Company. Since January 2017, he has been the Chief Customer Officer of the Company. For now, he also acts as Chairman of Shenzhen Air Catering Co., Ltd., Guangzhou Nanland Air Catering Company Limited, Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited, China Southern Jia Yuan (Guangzhou) Air Products Co., Ltd..

Luo Ming Hao, male, born in September 1962 (aged 57), graduated from the Civil Aviation Flight University of China for professional flying. He graduated with a master degree from the Party School of Hunan Provincial Committee (湖南省委黨校) majoring in economics. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is Second Class Pilot (二級飛行員). He began his career in July 1982, and joined the Communist Party of China in December 1984. He served as the deputy general manager of the flight division of Hunan Branch of CSAH and deputy manager, manager of Bei Hai Sales Department in Hunan Branch of the Company. He served as the deputy general manager of Hunan Branch of the Company in May 2002, General Manager and Deputy Party Secretary of the Cabin Department of the Company in December 2006. He acted as General Manager and Deputy Party Secretary of Dalian Branch of the Company in December 2010, General Manager and Deputy Party Secretary of Guangzhou Flight Department of the Company in July 2012 and Chief Pilot of the Company in March 2018.

Save as disclosed above, none of the above Directors, Supervisors or senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

II.	Staff of the Company and Major Subsidiaries

As of 31 December 2019, the Group had an aggregate of 103,876 employees (31 December 2018: 100,831).

Number of current staff in the Company (by person)	Number of current staff in major subsidiaries (by person)	Total number of current staff (by person)
69,776	34,100	103,876

1.	Professions Composition

Categories by profession	Number of professionals (by person)
Pilots	10,574
Cabin attendants (including part-time security personnel)	23,146
Air marshals	3,526
Engineering unit	17,245
Navigation unit	2,477
Passenger transportation unit	8,945
Cargo transportation unit	7,606
Ground services unit	10,794
Information unit	1,916
Financial unit	1,932
Others	15,715

Total	103,876

2.	Educational Level

Categories by education levels	Number (by person)
Postgraduates	4,401
Undergraduates	50,659
Junior college	31,193
Technical School or below	17,623

Total	103,876

3.	Emolument Policy of Employees

During the reporting period, the Company vigorously promoted the reform of employment and compensation system to achieve the high quality development as follows: the implementation of linkage between two-tiered unit remuneration and market-oriented accounting, the growth of total remuneration was maintained in line with the growth of efficacy, and the value contribution of each unit was encouraged to improve the overall economic efficacy of the Company. The Company has established a market-oriented position management system and salary management system, implemented a wide-range salary system, implemented a promotion and salary adjustment mechanism closely linked to performance appraisal, strengthened the linkage between salary distribution and performance appraisal, and encouraged employees to strive for excellence. The Company optimized the performance appraisal management system, implemented the linkage between the distribution of staff assessment level and performance, increased the assessment for work attitude, established the management list of negative behaviors of employees, implemented the performance score system, guided employees to consciously comply with the Sunshine China Southern Airlines Convention, so as to cultivate a high performance culture. The Company actively explores the medium-and long-term incentive plans for professional managers, establish and improve market-oriented mechanism for employing and selecting employees and incentive and constraint mechanism, to stimulate the vitality and motivation of the Company.

4.	Training Plan

In 2020, the Company will continue to adhere to the concept of “Training Supports Strategy, Training Creates Value (培訓支撐戰略、培訓創造價值) ” under the strategic direction of “standardization, integration, intelligentization and internationalization”. The Company promoted the implementation of the overall education training plan and further promote the quality of the Company training through strengthening top-level design, paying close attention to the construction of the “three basics”, concerning key groups, launching key projects, optimizing management system and other aspects, thus ensuring the improvement of the ability of our staff and providing sufficient talent for the Company’s safe and efficient operation.

In 2020, the Company will keep expanding training coverage. The major staff training items include technical training for new employees of various systems, annual pilot retraining, basic license training and professional and technical training for maintenance personnel, retraining for dispatchers, training for familiarization with international operations, regular retraining for flight attendants, training for aircraft transfer, regular training for safety officers, emergency response retraining, and international personnel training for passenger and freight transportation marketing. Meantime, the Company will keep strengthening the construction of training courses, teaching staff and operation system, implementing the training “from post to person” and exploring the training market accounting mechanism; promoting the “100 Talents Program” construction of high-skilled personnel in the maintenance, cabin, aviation and ground services systems, and training a number of “China Southern Airlines Craftsmen” and “Skill Masters”.

5.	Information on Labor Outsourcing

Total hours of outsourced labor	Total pay for outsourced labor (RMB)
56.09 million hours	2,545.01 million

CORPORATE GOVERNANCE

REPORT

The Company, according to the requirements of relevant laws and regulations, such as Company Law, Securities Law, and Articles of Association of the Company, has set up its corporate governance systems consisted of general meeting, the Board, Supervisory Committee and operational management. This forms the Company’s operation mechanism based on which the Company’s organ of authority, decision-making body, supervisory body and executive body cooperate, coordinate and interact mutually. There was no material difference between the Company’s actual governance conditions and the requirements of normative documents, such as Code of Corporate Governance for Listed Companies in China released by the CSRC. The Company, according to domestic and international regulatory requirements, constantly modified and improved the Articles of Association and related rules to standardize its operation.

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the sustained development of the Company and the enhancement of shareholders’ value. The Company has always been striving to strictly comply with the regulatory requirements of the CSRC, the Shanghai Stock Exchange, the Stock Exchange, the New York Stock Exchange and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

Corporate Governance Code

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of the corporate governance practices and adopted sound governance and disclosure practices accordingly. The Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules of the Stock Exchange. for the year ended 31 December 2019.

The corporate governance practices adopted by the Company are summarized below.

System Construction

The Company strictly follows the regulatory requirements of the place where it is listed to constantly improve the Articles of Association and related governing rules. During the reporting period, the Company modified Rules of Procedure for the Standing Committee of the Board of Directors of China Southern Airlines Company Limited, Rules of Procedures for the CEO operation Meeting of China Southern Airlines Company Limited, and continuously improved the related rules.

The General Meeting

The general meeting of the Company is the top organ of authority and exercise all of its powers and functions legally. The Company strictly followed the requirements of laws, regulations, Articles of Association, and Rules of Procedures for General Meeting, and etc. to conduct all work of the general meeting and fully secure shareholders to legally exercise their rights of shareholders. During the reporting period, the Company held 3 general meeting, 2 class meeting and engaged lawyers to witness the procedures for calling and holding a general meeting. Such procedures were legal and effective and ensured all shareholders, especially minority shareholders, to participate in decision to fairly exercise their rights by online voting at the general meeting, without causing damage to the benefits of the minority shareholders.

The Board

The Board is the decision-making body of the Company and accountable to the General Meeting of Shareholders. Within the scope of its functions and powers stipulated in the Articles of Association, it shall formulate the Company’s development strategies in accordance with the procedures stipulated in the Rules of Procedure of the Board. In addition, it shall supervise the implementation of the operation and management and the financial performance, and provide recommendations on appointment of directors and executives. It shall also make decisions on major contracts and transactions, as well as other major policies and financial matters. The Board reasonably authorized executive directors and senior managers according to law. This helped improve the decision-making level and procedure efficiency, and promote the development of the Company’s production and operation.

The major issues which were brought before the Board for their decisions included:

1.	Direction of the operational strategies of the Group;

2.	Setting the policies relating to key business and financial objectives of the Company;

3.	Monitoring the performance of the management;

4.	Approval of material acquisitions, investments, sales, disposal of assets or any significant capital expenditure of the Group;

5.	Ensuring a prudent and effective internal control system; and

6.	Review of the financial performance and results of the Company.

Under the leadership of the President, the management of the Company is responsible for the day-to-day operations of the Group. The roles of the Chairman, Mr. Wang Chang Shun are separated from that of the President, Mr. Ma Xu Lun. Such division of responsibilities allows a balance of power between the Board and the management of the Group, and ensures their independence and accountability. The Chairman is the leader of the Board and he oversees the Board so that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. In addition, the Chairman has an overall responsibility for providing leadership, vision and direction in the development of the business of the Company. The President, assisted by the Executive Vice President, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice President and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. He maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. He is also responsible for building and maintaining an effective executive team to support him in his role. The Chairman and the President are not connected with each other. None of the other Directors is connected with one another.

As of 31 December 2019, the members of the 8th session of the Board comprise three executive Directors and four independent non-executive Directors. All of the Directors have a term of three years. The brief biographical details of the Directors are set out on pages 92 to 94 of this Annual Report.

The Board held 28 meetings in 2019, all of which were convened in accordance with the Articles of Association. The Company held 5 general meetings in 2019, the Directors actively participated general meeting in person and have been doing their best to develop a balanced understanding of the views of shareholders.

The attendance of each Director is as follows:

Name of Directors	Attendance of Board Meetings							Attendance of General Meetings
	Whether independent Director or not	Number of meetings that required attendance	Number of meetings attended in person	Number of meetings participated by way of conference communication	Number of meetings attended by proxy	Number of meetings absent	Absence in two consecutive meetings	Number of general meetings attendance
Wang Chang Shun	No	28	3	23	2	0	No	2
Ma Xu Lun (appointed on 8 May 2019)	No	20	4	16	0	0	No	5
Han Wen Sheng (appointed on 8 May 2019)	No	20	4	16	0	0	No	5
Zhang Zi Fang (resigned on 8 May 2019)	No	8	0	7	1	0	No	0
Zheng Fan	Yes	23	4	23	1	0	No	2
Gu Hui Zhong	Yes	23	5	23	0	0	No	5
Tan Jin Song	Yes	23	5	23	0	0	No	4
Jiao Shu Ge	Yes	23	5	23	0	0	No	1
Meetings of the Board held during the year				28
Of which: number of meetings attended in person				5
Number of meetings held by way of conference communication				23
Number of meetings held by combination of attendance in person and by way of conference communication				0

The experience and views of our independent non-executive Directors are held in high regard and serve as an effective guidance for the operation of the Group. The independent non-executive Directors provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group’s strategy, performance and management process, taking into account the interests of all shareholders. The independent non-executive Directors represent one-third of the Board. One independent non-executive Director, Tan Jin Song, has the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. Pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Company has received an annual independence confirmation from each independent non-executive Director and considers that all the independent non-executive Directors are independent. In addition, their extensive experiences in business and finance are very important to the Company’s successful development. In 2019, the independent non-executive Directors expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at the Board meetings.

The Board has adopted a board diversity policy setting out the approach to diversity of members of the Board. The summary of the board diversity policy are as follows: The Company recognises and embraces the benefits of diversity of Board members. It endeavours to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company’s business. All Board appointments will continue to be made on a merit basis with due regard for the benefits of diversity of the Board members. Selection of candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, experience (professional or otherwise), skills and knowledge. The ultimate decision will be made upon the merits and contribution that the selected candidates will bring to the Board.

Directors

The members of the Board come from different industrial backgrounds, with rich experiences and professional knowledge as to financial accounting, investment strategies, corporate cultures, corporate governance, and etc. Each Director serves a three-year term of office and may be re-elected to a consecutive second term, but by principle only up to 2 consecutive terms in the case of independent non-executive Director. There is no major related relations among all Directors, including in terms of finance, business, relatives or others. All Directors may obtain from the Secretary to the Board the related information on the regulations a listed company’s Directors must observes and their regulatory and other consistent responsibilities and the latest developments in such aspects, so as to ensure Directors understand their duties and secure the procedures of the Board are executed and applicable laws and regulations are properly observed. The Company’s independent Directors work diligently, are devoted, actively attend meetings of the Board and its committees, express independent opinions about connected transactions, external guarantees, cash dividends, non-public offering, non-public issuance of shares, appointment and removal of Directors and senior management and many other affairs, and give advice and suggestions on the Company’s production, operation, and debt restructuring. During the reporting period, Mr. Wang Chang Shun, Mr. Ma Xu Lun and Mr. Han Wen Sheng are the executive Directors of the 8th session of the Board. Mr. Zheng Fan, Mr. Gu Hui Zhong, Mr. Tan Jin Song and Mr. Jiao Shu Ge are independent non-executive Directors of the 8th session of the Board. Mr. Zhang Zi Fang, a former executive Director, resigned on 8 May 2019. Mr. Ma Xu Lun and Mr. Han Wen Sheng were appointed as executive Directors on 8 May 2019.

Continuous Professional Development of Directors

All Directors of the Company receive comprehensive, formal and tailored induction on appointment, so as to ensure understanding of the business and operations of the Group and Directors’ responsibilities and obligations under the Listing Rules and relevant regulatory requirements.

Directors of the Company are continually updated on developments in the statutory and regulatory regime, and the business and market changes to facilitate the discharge of their responsibilities and obligations under the Listing Rules and relevant statutory requirements. Continuing briefings and professional development for Directors will be arranged as necessary.

During the year of 2019, the Company has provided updates and coordinated training on the Listing Rules and relevant regulatory requirements to all Directors. All Directors have provided to the Company records indicating that they have received required training.

All Directors of the Company as at 31 December 2019 actively participated in continuous professional development, by attending external seminars, attending in–house training or reading materials, with the topics covering regulations, corporate governance, finance and business, to develop their knowledge and skills.

Supervisory Committee

The Company’s Supervisory Committee is consisted of the shareholder representative supervisors who are elected and removed by the general meeting, and staff representatives supervisors who are elected by the Company’s worker representatives. Currently, the Supervisory Committee consists of 3 supervisors, of which, 2 are shareholder representative supervisors, and 1 is worker representative supervisor. The Supervisory Committee has 1 chairman. None of the Company’s Directors, President, Vice President or the responsible financial persons serve concurrently as supervisors. The Supervisory Committee strictly follows the requirements of laws and regulations, Articles of Association, and Rules of Procedures of the Supervisory Committee to standardize its operation. The supervisors work diligently, honestly, actively attend meetings of the Supervisory Committee, sit in on the general meetings and the Board meeting, legally supervise the decision-making procedures of the Company’s connected transactions, cash dividends, external guarantees, non-public offering, and many other major affairs, as well as the performance of duties of the Company’s Directors and senior management. In addition, they also receive the report on the preparation and audit work of the financial reports, and actively understand the construction and execution of the Company’s internal control systems. During the reporting period, the Supervisory Committee convened a total of 4 on-site meetings and 2 extraordinary meetings. Meanwhile, it audited, as per the requirements of the Company Law, Articles of Association, Rules of Procedures of the Supervisory Committee, the Company’s major affairs, such as, the Company’s compliance, periodical reports, financial work, cash dividends, connected transactions, internal control, and gave audit opinions. Mr. Pan Fu, a former supervisor and the chairman of the 8th session of the Supervisory Committee, resigned on 8 May 2019. Mr. Lin Xiao Chun was appointed as the shareholder representative supervisor on 8 May 2019. Mr. Lin Jia Shi was appointed as the chairman of the 8th session of the Supervisory Committee on 8 May 2019.

Board Committees

The Company has put in place a Strategic and Investment Committee, an Audit and Risk Management Committee, a Remuneration and Assessment Committee, a Nomination Committee and a Aviation Safety Committee. Further details of the roles and functions and the composition of each of the committees are set out below:

Strategic and Investment Committee

The Strategic and Investment Committee comprises three members and is chaired by Mr. Wang Chang Shun. The other two members are Mr. Gu Hui Zhong as independent non-executive Director and Mr. Jiao Shu Ge as independent non-executive Director.

The Strategic and Investment Committee held 1 meeting in 2019, which was held according to its rules and procedures, and considered a report on the action plan for serving Guangdong-Hong Kong-Macau Greater Bay Area. The attendance of each member is as follows.

Members of Strategic and Investment Committee	(No. of meetings) Attended/Eligible to attend
Wang Chang Shun (Chairman)	1/1
Gu Hui Zhong	1/1
Jiao Shu Ge	1/1

Audit and Risk Management Committee

The Audit and Risk Management Committee comprises three independent non-executive Directors, one of whom, Mr. Tan Jin Song, possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. As at 31 December 2019, the Audit and Risk Management Committee was chaired by Mr. Tan Jin Song with Mr. Gu Hui Zhong and Mr. Jiao Shu Ge as the members of the Audit and Risk Management Committee. The Audit and Risk Management Committee has been provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit and Risk Management Committee of the Company are in compliance with the provision of C.3.3 of the Code, and applicable policies, rules and regulations that the Company is subject to. The details of the roles and functions of the Audit and Risk Management Committee are set out in the Terms of Reference of Audit and Risk Management Committee of the Company which has been published on the websites of the Stock Exchange and the Company at “www.hkexnews.hk” and “www.csair.com”. In 2019, the Audit and Risk Management Committee carried out the work, among other things, to oversee the relationship with the external auditors, to review the Group’s 2019 quarterly results, 2019 interim results and 2018 annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit and Risk Management Committee also examined the effectiveness of the Company’s risk management internal control system, which involves regular reviews of the risk management and internal control of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of the Company’s business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit and Risk Management Committee also reviewed the Company’s internal audit plan, and submitted relevant reports and concrete recommendations to the Board on a regular basis.

The Audit and Risk Management Committee held 14 meetings in 2019. The Audit and Risk Management Committee has performed all its obligations under its terms of reference. The attendance of each member is as follows:

Members of the Audit and Risk Management Committee	(No. of meetings) Attended/Eligible to attend
Tan Jin Song (Chairman)	14/14
Gu Hui Zhong	14/14
Jiao Shu Ge	14/14

The Audit and Risk Management Committee reviewed the performance, independence and objectivity of the Company’s auditors and was satisfied with the results.

The Audit and Risk Management Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services provided for the Group.

At 2018 annual general meeting of the Company, the Company has considered and approved the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2019 and appointment of KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2019.

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by the Company’s external auditor to the Group in 2018 and 2019:

	2019	2018
	RMB Million	RMB Million
Audit fees	18	15
Non-audit fees	2	3

Total	20	18

Note 1: The total audit fees included the audit fees of RMB3 million (VAT tax inclusive) regarding the statutory audit services for certain subsidiaries of the Group for the year ended 31 December 2019.

Note 2: Non-audit fees are mainly derived from tax services.

Remuneration and Assessment Committee

As at 31 December 2019, the Remuneration and Assessment Committee comprises three members and chaired by Mr. Gu Hui Zhong (independent non-executive Director) together with Mr. Han Wen Sheng (executive Director) and Mr. Zheng Fan (independent non-executive Director) as members. Mr. Han Wen Sheng was appointed as an executive Director on 8 May 2019. Executive Director Mr. Zhang Zi Fang resigned on 8 May 2019.

The main responsibilities of the Remuneration and Assessment Committee are to make recommendations to the Board on the remuneration policy, structure and packages for Directors and senior management of the Company, and to establish regular and transparent procedures on remuneration policy development and improvement. In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages. The details of the roles and functions of the Remuneration and Assessment Committee are set out in the Terms of Reference of Remuneration and Assessment Committee of the Company which has been published on the websites of the Stock Exchange and the Company at “www.hkexnews.hk” and “www.csair.com”.

The Remuneration and Assessment Committee held 2 meetings in 2019, which was held according to its rules and procedures. The meeting reviewed the resolutions including the total remuneration accounts for the year 2017, the total remuneration budgets and accounts for the year 2018 and the total remuneration budgets for the year 2019 and other resolutions. The attendance of each member is as follows.

Members of Remuneration and Assessment Committee	(No. of meeting) Attended/Eligible to attend
Gu Hui Zhong (Chairman)	2/2
Zhang Zi Fang (Resigned on 8 May 2019)	0/0
Zheng Fan	2/2
Han Wen Sheng (Appointed on 8 May 2019)	2/2

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors’ service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2019.

Nomination Committee

As at 31 December 2019, the Nomination Committee consists of three members, including Mr. Zheng Fan (independent non-executive Director) as chairman and Mr. Wang Chang Shun (executive Director) and Mr. Jiao Shu Ge (independent non-executive Director) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and Senior Management and give advice to the Board by consideration of the board diversity policy; identify qualified candidates for Directors and Senior Management; investigate and propose candidates for Directors and Senior Management and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the Articles of Association, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for Directors and managers with reference to the Company’s actual situation and the board diversity policy. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The selection procedures of Directors and senior management are (1) the Nomination Committee shall actively communicate with the relevant departments of the Company to research on the demand of the Company for new Directors and senior management and report the same in writing; (2) the Nomination Committee may extensively look for the candidates of Directors and senior management within the Company and its controlled (associated) companies as well as in the market; (3) to obtain information regarding the occupation, academic qualification, job title, detailed working experience and all the part-time positions of the initially proposed candidates and to report the same in writing; (4) to seek the nominees’ acceptance on nomination, otherwise he or she shall not be put on the list of candidates of Directors and senior management; (5) to convene meetings of the Nomination Committee and to inspect the qualification of initially proposed candidates according to the job qualifications of Directors and senior management; (6) to make recommendations and submit relevant materials about the candidates of Directors and senior management to the Board one to two months prior to the election of new Directors and the appointment of new senior management; and (7) to conduct other follow-up work according to the decision and feedback of the Board. The criteria to be considered as reference by the Nomination Committee in assessing a proposed candidate include the required skills, knowledge and quality to perform the duties. Details of the criteria are set out in the Procedural Rules of the Board of Directors which has been published by the Company on the website of the Stock Exchange at “www.hkexnews.hk” on 8 November 2017. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary. The details of the roles and functions of the Nomination Committee are set out in the Terms of Reference of Nomination Committee of the Company which has been published on the websites of the Stock Exchange and the Company at

“www.hkexnews.hk” and “www.csair.com”.

The Nomination Committee held 2 meetings in 2019, to nominate and appoint Mr. Ma Xu Lun as the President of the Company, Mr. Luo Lai Jun as Executive Vice President of the Company, and Mr. Li Shao Bin as Chief Training Officer of the Company. The Nomination Committee has performed all its obligations under their terms of reference in 2019. The attendance of each member of the Nomination Committee is as follows.

Members of the Nomination Committee	(No. of meetings) Attended/Eligible to attend
Zheng Fan (Chairman)	2/2
Wang Chang Shun	2/2
Jiao Shu Ge	2/2

Aviation Safety Committee

The Aviation Safety Committee comprises three members and is chaired by Mr. Ma Xu Lun as the executive Director. The other two members are Mr. Zheng Fan as independent non-executive Director and Mr. Tan Jin Song as independent non-executive Director. Mr. Ma Xu Lun was appointed as an executive Director on 8 May 2019.

The Aviation Safety Committee held 2 meetings in 2019, which was held according to its rules and procedures, and considered a report on the Company’s work on flight safety in 2019. The attendance of each member is as follows.

Members of Aviation Safety Committee	(No. of meeting) Attended/Eligible to attend
Ma Xu Lun (Chairman) (Appointed on 8 May 2019)	2/2
Zheng Fan	2/2
Tan Jin Song	2/2

Corporate Governance Functions

The Board is responsible for performing the corporate governance duties set out in the code provision D.3.1 of the revised Corporate Governance Code.

During the year, the Board established board diversity policy. The Board reviewed the compliance of the Model Code and disclosure in this Corporate Governance Report during the Board meeting to approve the annual result.

Model Code for Securities Transactions by Directors and Supervisors of Listed Issuers

Having made specific enquiries with all the Directors and Supervisors, they confirmed that the Directors had for the year ended 31 December 2019 complied with the Model Code. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

Responsibility for the Financial Statements

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the reports prepared by the auditor of the Company, which acknowledges the reporting responsibilities of the Group’s auditor.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The responsibilities of the Company’s external auditor, KPMG, are set out on pages 128 to 132 to auditor’s report. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy of the financial position of the Group and which enables the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

Communications with Shareholders and Investor Relations

The Company values the rights and interests of investors. According to the Working Guidelines for the Relationship Between Listed Companies and Investors issued by the CSRC and the Notice on Further Strengthening the Management of Investor Relations in Listed Companies issued by the Shanghai Stock Exchange, the Company has set up a professional team, established an investor relations column on the official website, improved various communication channels such as telephone, e-mail and Internet, conducted multi-level communication, and launched a good two-way communication mechanism and platform.

During the reporting period, the Company proactively carried out its equity culture, adhered to investor-centered policy, made great efforts to improve the working accuracy and service quality in respect of investor relations, so as to safeguarded the rights and interests of investors.

The Company held and attended over 90 various presentations, strategy meetings and teleconferences during the year, and have conducted in-depth communication with more than 1,000 investors and analysts on hot issues concerned by investors such as the Company’s strategy, finance, operation and risks, so as to enhance investors’ understanding of the Company’s development and prospect in the long run. Taking the advantages of Internet and making good use of investor relations websites, e-mail and “sns.sseinfo.com”, the Company constantly strengthened its communication with investors, especially with small and medium-sized investors. The Company has improved the information collection and feedback mechanism, enhanced the dynamic monitoring of media and public opinion, investor concerns and analyst reports, so as to optimize the quality of investor communication. In order to promote the continuous improvement of the corporate governance and internal value, we positively obtained suggestions and opinions from capital market on the development of the industry and the Company’s operation.

In 2020, the Company will adhere to the concept of respecting investors and bringing returns to investors, deepen the communication with investors, strengthen investors’ understanding and recognition for the Company, and safeguard investors’ rights and interests.

Investors and the public may refer to the Company’s website (www.csair.com) to understand and obtain details relating to our corporate governance structure, organizational structure, stock information, production statistics, results announcement and other announcements. The procedures are as follows:

1.	Open the Home page of the Company’s website and click “Investor Relations”

2.	Click the content you want to read

For enquiries about shareholders’ general meetings and Board meetings, investors may contact the Company Secretary by phone at (8620)8611-2480, by fax to (8620)8665-9040 or by e-mail to ir@csair.com. Investors may also raise questions directly at the annual general meetings or extraordinary general meetings. Enquiries about attending annual general meetings or extraordinary general meetings and the procedures for proposing resolutions at such meetings may also be made to the Company Secretary by the above means.

Information Disclosure

The Company has strictly complied with the relevant listing rules of all the listing places to perform its information disclosure obligation truthfully, accurately, completely, timely, fair and effectively.

During the reporting period, under the background of comprehensive, strict and legal supervision, the Company further optimizes working mode, continuously improves the compilation process for key disclosure matters, and improved information-delivery efficiency and quality. The Company has taken multiple measures to strengthen internal and external training and communication, and continuously improve the integrated ability of the Company’s “comprehensive information disclosure team (大信息披露團隊)”. The Company innovates the management method, establishes the long-term safety mechanism of listing compliance by taking a case as an example for the rest of the lot to follow, to effectively strengthen the Company’s compliance foundation.

In August 2019, the Company received a level-A information disclosure rating for the year 2018-2019 from Shanghai Stock Exchange. So far, the Company has obtained level-A information disclosure rating from the Shanghai Exchange Stock for six consecutive years.

Amendments to Articles of Association

On 27 December 2019, in the second extraordinary general meeting of the Company, a resolution was passed to grant authorization to the Company’s the Board to issue the proposed shares, and make amendments to Articles of Association of the Company upon completion of the proposed share issuance, thus reflecting the such increase and change in registered capital of the Company. For details, please refer to the Company’s announcement dated 30 October 2019 and circular dated 12 November 2019.

In 2019, there was no other amendments made to the Articles of Association.

Dividend Policy

The Company’s dividend payment policy is as follows:

Principles of dividend payment by the Company: Provided that the long-term and sustainable development of the Company are ensured, the dividend payment policy of the Company should pay close attention to ensuring a reasonable return of investment to investors and establishing a firm intention of rewarding the shareholders, and such dividend payment policy should maintain its continuity and stability.

Ways of dividend payment by the Company: The Company may distribute dividends by way of cash, shares, a combination of cash and shares or in other reasonable manners in compliance with laws and regulations.

Conditions and proportion of distribution of dividends by the Company: Conditional upon the Company being profitable for the year and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, and there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years. The accumulated payment of dividend by way of cash for the coming three years may not be less than 30% of the Company’s average distributable profit for such three years.

Intervals for dividend payment by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall in principle distribute dividend on an annual basis, and interim dividend may also be distributed based on the profitability and capital requirement conditions of the Company.

Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent distribution by way of cash, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles of Association. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years as stated above in this Articles of Association.

Shareholders’ Rights

As one of the measures to safeguard shareholders’ interests and rights, separate resolutions are proposed at shareholders’ meetings on each substantial issue, including the election of individual Directors, for shareholders’ consideration and voting. All resolutions put forward at shareholders’ meetings will be voted by poll pursuant to the Listing Rules and the poll results will be published on the website of the Stock Exchange at “www.hkexnews.hk” and the website of the Company at “www.csair.com” after the relevant shareholders’ meetings.

Extraordinary general meetings may be convened by the Board on written requisition of shareholder(s) individually or jointly holding 10% or more of the Company’s issued and outstanding shares carrying voting rights pursuant to Article 79(3) of the Articles of Association. Such requisition must be stated in the agenda to be addressed in general meeting and signed by the applicant and then reported to the Board and Company Secretary of the Company in written form. Shareholders should follow the requirements and procedures as set out in such Article for convening an extraordinary general meeting.

For putting forward any enquiry to the Board, shareholders may send written enquiries to the Company. Shareholders may send their enquiries or requests in respect of their rights as mentioned above to the Board Office of the Company or via email as set out in the above section headed “Communications with shareholders and investors and investor relations”.

NEW MARKET CONCEPT

Focus on Quality Development and

Connotative Development

CORPORATE

BOND

I.	Basic Information of Corporate Bond

Unit: RMB million

Name	Abbreviation	Code	Issuance date	Maturity date	Outstanding balance of bonds	Interest Rate (%)	Repayment of principal and interest	Trading floor
2019 corporate bonds publicly offered of China Southern Airlines Company Limited (the second tranche)	19 China Southern Airlines 02	155417	16 May 2019	17 May 2022	2,000	3.72	Pay interests once a year, pay back principal plus interests when due	SSE
2019 corporate bonds publicly offered of China Southern Airlines Company Limited (the first tranche)	19 China Southern Airlines 01	155185	21 February 2019	22 February 2022	3,000	3.45	Pay interests once a year, pay back principal plus interests when due	SSE
2018 corporate bonds publicly offered of China Southern Airlines Company Limited (the first tranche)	18 China Southern Airlines 01	155052	26 November 2018	27 November 2021	2,000	3.92	Pay interests once a year, pay back principal plus interests when due	SSE
2015 corporate bonds of China Southern Airlines Company Limited (the first tranche)	15 China Southern Airlines 01	136053	20 November 2015	20 November 2020	2,654.98	4.15	Pay interests once a year, pay back principal plus interests when due	SSE
2016 corporate bonds of China Southern Airlines Company Limited (the second tranche)	16 China Southern Airlines 02	136452	25 May 2016	25 May 2021	149.417	3.70	Pay interests once a year, pay back principal plus interests when due	SSE
2019 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche)	19 Xiamen Airlines 01	163004	20 November 2019	20 November 2022	1,500	3.58	Pay interests once a year, pay back principal plus interests when due	SSE

Repayment of Principal and Interest of Corporate Bonds

On 3 March 2019 (being a rest day and accordingly postponed to 4 March 2019), the Company settled the principal and interests of 2016 corporate bonds of China Southern Airlines Company Limited (the first tranche) during the period from 3 March 2018 to 2 March 2019. The coupon rate was 2.97%. The carrying amount of each lot of bonds is RMB1,000. The payment of principal of each lot of bonds is RMB1,000, the total amount of the payment of principal is RMB5,000,000,000. Interests of RMB29.70 (including tax) was paid for each lot of bonds.

On 25 May 2019 (being a rest day and accordingly postponed to 27 May 2019), the Company settled the interests of 2016 corporate bonds of China Southern Airlines Company Limited (the second tranche) during the period from 25 May 2018 to 24 May 2019. The coupon rate was 3.12%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB31.20 (including tax) was paid.

On 20 November 2019, the Company settled the interest of 2015 corporate bonds of China Southern Airlines Company Limited (the first tranche) during the period from 20 November 2018 to19 November 2019. The coupon rate was 4.15%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB41.50 (including tax) was paid.

On 27 November 2019, The Company settled the interest of 2018 corporate bonds of China Southern Airlines Company Limited (the first tranche) during the period from 27 November 2018 to 26 November 2019. The coupon rate was 3.92%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB39.20 (including tax) was paid.

II.	Credit Enhancement Mechanism, Debt Repayment Plan and Other Related Information of Corporate Bonds During the Reporting Period

During the reporting period, there was no credit enhancement mechanism for corporate bonds of the Company.

Debt Repayment Plan:

The interest date of “15 China Southern Airlines 01” corporate bonds was 20 November 2015. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest date is 20 November of each year from 2016 to 2020. On 20 November 2018, part of investors exercised the option for redemption. Then the interest date to redeem this portion of the bonds will be on 20 November annually from 2016 to 2018 and the repayment date of the bonds is 20 November 2018. The remaining outstanding portion of bonds will pay the principal and last period interest on 20 November 2020. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of “16 China Southern Airlines 02” corporate bonds was 25 May 2016. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest date is 25 May of each year from 2017 to 2021. In 25 May 2019, part of investors exercised the option for redemption. Then the interest date to redeem this portion of the bonds will be on 25 May annually from 2017 to 2019 and the repayment date of the bonds is 25 May 2019. The remaining outstanding portion of bonds will pay the interest in 25 May of each year from 2020 to 2021, and pay the the principal and interest on 25 May 2021. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of “18 China Southern Airlines 01” corporate bonds was 27 November 2018. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest period is from 27 November 2018 to 26 November 2021. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period. The principal is repaid in a lump sum on maturity. The repayment date of “18 China Southern Airlines 01” corporate bonds is 27 November 2021. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of “19 China Southern Airlines 01” corporate bonds was 22 February 2019. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest period is from 22 February 2020 to 22 February 2022. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period. The principal is repaid in a lump sum on maturity. The repayment date of “19 China Southern Airlines 01” corporate bonds is 22 February 2022. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of “19 China Southern Airlines 02” corporate bonds was 17 May 2019. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest period is from 17 May 2020 to 17 May 2022. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period. The principal is repaid in a lump sum on maturity. The repayment date of “19 China Southern Airlines 02” corporate bonds is 17 May 2022. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of “19 Xiamen Airlines 01” corporate bonds was 20 November 2019. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest date is 20 November of each year from 2020 to 2022, respectively. The repayment date of “19 Xiamen Airlines 01” corporate bonds is 20 November 2022. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The principal redemption and interest payment of the above corporate bonds will be handled by the registration authority and relevant institutions. The specific matters of principal redemption and interest payment will be explained in the relevant announcements issued by the Company in the designated media of the CSRC in accordance with relevant state regulations.

Other debt repayment protection measures for the above corporate bonds: ① set up a special repayment working group; ② set up special accounts and strictly implement the fund management plan; ③ formulate bondholders’ meeting rules; ④ give full play to the role of bond trustee; ⑤ implement strict information disclosure. In addition, the Company undertakes that in the event that it is not expected to pay the principal and interest of the bonds on time or fails to pay the principal and interest of the bonds, the Company will at least take the following measures: ① not to distribute profits to shareholders; ② limit the Company’s debt and the scale of external guarantees; and ③ restrict the Company’s material external investment.

III.	Interest Payment and Encashment of Other Bonds and Debt Financing Instruments of the Company

Name	Maturity (Encashment) date	Encashment
The fifth tranche of Ultra-short-term Financing Bills of the Company in 2018	27 January 2019	The principal and interests totaling RMB1,006,410,958.90 were fully paid

The sixth tranche of Ultra-short-term Financing Bills of the Company in 2018	27 April 2019	The principal and interests totaling RMB1,015,189,041.10 were fully paid

The seventh tranche of Ultra-short-term Financing Bills of the Company in 2018	29 April 2019	The principal and interests totaling RMB507,643,835.62 were fully paid

The third tranche of Ultra-short-term Financing Bills of the Company in 2019	22 May 2019	The principal and interests totaling RMB502,773,972.60 were fully paid

The fifteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	10 July 2019	The principal and interests totaling RMB500,942,622.95 were fully paid

The twelfth tranche of Ultra-short-term Financing Bills of the Company in 2019	19 July 2019	The principal and interests totaling RMB1,003,868,852.46 were fully paid

The first tranche of Ultra-short-term Financing Bills of the Company in 2019	21 July 2019	The principal and interests totaling RMB2,025,643,835.62 were fully paid

The fourth tranche of Ultra-short-term Financing Bills of the Company in 2018	26 July 2019	The principal and interests totaling RMB1,536,061,643.84 were fully paid

The thirteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	26 July 2019	The principal and interests totaling RMB501,853,825.14 were fully paid

The eighteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	14 August 2019	The principal and interests totaling RMB1,502,569,672.13 were fully paid

The fourth tranche of Ultra-short-term Financing Bills of the Company in 2019	20 August 2019	The principal and interests totaling RMB2,025,150,684.93 were fully paid

The seventeenth tranche of Ultra-short-term Financing Bills of the Company in 2019	23 August 2019	The principal and interests totaling RMB501,980,874.32 were fully paid

The sixth tranche of Ultra-short-term Financing Bills of the Company in 2019	24 August 2019	The principal and interests totaling RMB506,095,890.41 were fully paid

Name	Maturity (Encashment) date	Encashment

The twenty-first tranche of Ultra-short-term Financing Bills of the Company in 2019	20 September 2019	The principal and interests totaling RMB1,505,181,967.21 were fully paid

The nineteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	11 October 2019	The principal and interests totaling RMB502,945,355.19 were fully paid

The eighth tranche of Ultra-short-term Financing Bills of the Company in 2019	15 October 2019	The principal and interests totaling RMB1,011,557,377.05 were fully paid

The twenty-second tranche of Ultra-short-term Financing Bills of the Company in 2019	18 October 2019	The principal and interests totaling RMB502,878,415.30 were fully paid

The tenth tranche of Ultra-short-term Financing Bills of the Company in 2019	22 October 2019	The principal and interests totaling RMB1,011,311,475.41 were fully paid

The second tranche of Ultra-short-term Financing Bills of the Company in 2019	22 October 2019	The principal and interests totaling RMB2,040,684,931.51 were fully paid

The fourteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	22 November 2019	The principal and interests totaling RMB506,165,983.61 were fully paid

The fifth tranche of Ultra-short-term Financing Bills of the Company in 2019	25 November 2019	The principal and interests totaling RMB1,019,602,739.73 were fully paid

The seventh tranche of Ultra-short-term Financing Bills of the Company in 2019	20 December 2019	The principal and interests totaling RMB1,016,904,371.58 were fully paid

The sixteenth tranche of Ultra-short-term Financing Bills of the Company in 2019	20 December 2019	The principal and interests totaling RMB1,013,860,655.74were fully paid

The twentieth tranche of Ultra-short-term Financing Bills of the Company in 2019	20 December 2019	The principal and interests totaling RMB505,505,464.48 were fully paid

The first tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	16 August 2019	The principal and interests totalling RMB504,483,333.33 were fully paid

The first tranche of medium-term notes of Xiamen Airlines in 2016	17 August 2019	The principal and interests totalling RMB1,338,610,000.00 were fully paid

The second tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	12 September 2019	The principal and interests totalling RMB606,868,032.79 were fully paid

The fourth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	10 October 2019	The principal and interests totalling RMB405,197,814.21 were fully paid

The second tranche of medium-term notes of Xiamen Airlines in 2016	21 October 2019	The interests totalling RMB49,760,000.00 were fully paid

The third tranche of medium-term notes of Xiamen Airlines in 2016	22 November 2019	The principal and interests totalling RMB1,860,840,000.00 were fully paid

IV.	Banking Facilities of the Company During the Reporting Period

As at 31 December 2019, the Group has obtained banking facilities of up to RMB308.343 billion from several domestic banks, among which the utilised banking facilities amounted to about RMB57.178 billion and the unutilisated amount was about RMB251.165 billion. During the reporting period, the Group repaid bank loans of approximately RMB50.374 billion.

RISK MANAGEMENT

AND INTERNAL CONTROL

The Board is responsible for maintaining sound and effective risk management and internal control systems, and reviewing its effectiveness to ensure the safety of shareholder investment and corporate assets. The risk management and internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance.

The Board has existing process to identify, assess and manage major risks to which the Company is exposed. It is part of the process to renew the risk management and internal control systems in case of changes in operating environment or regulation. The Board has conducted a review of, and is satisfied with the effectiveness of the Company’s risk management and internal control systems for the financial year ended 31 December 2019.

I.	Disclaimer On Internal Control And The Establishment of Internal Control System

The Board is responsible for establishing robust internal control system and effectively implementing such internal control system, evaluating its effectiveness, accurately disclosing the assessment report on the relevant internal control. The objectives of the internal control system are to the legitimacy and compliance of operating management, the safety of assets, and the truthfulness and completeness of financial report and relevant information, to improve the operation efficiency and effectiveness, and to promote the realization of development strategies of the Company. Given the inherent limitations of the internal control system, only reasonable assurance can be provided for the above objectives.

The Board has carried out self-assessment on the effective of relevant internal control in accordance with the “Basic Standard for Enterprise Internal Control” and its supporting guidelines, and has considered them effective as at 31 December 2019 (being the base date of assessment report) and free from significant or important deficiencies in internal control on financial reporting. In addition, no significant or important deficiencies in internal control on non-financial reporting were identified.

II.	Particulars of The Audit Report On The Company’s Internal Control

KPMG Huazhen LLP was engaged by the Company to conduct an audit on the effectiveness of the Company’s internal control over financial reporting in accordance with the related requirements of PRC “Guidelines for Audit of Enterprise Internal Control” and “China Standards on Auditing and Quality Control” and issued an unqualified audit report.

For details of the audit report on the Company’s internal control, please visit the website of the Shanghai Stock Exchange.

III.	Implementation of Evaluation of Internal Control

1.	Organizational structure of internal control

The Company adopts the decentralized management of internal control, and has set out the linear management structure composed of the Board, Audit and Risk Management Committee, Comprehensive Risk and Internal Control Management Committee, Internal Control Team, and business units and departments, which is shown as follows:

The Board is responsible for reviewing and approving the final achievements, and submitting annual statement on risk management and internal control systems. Audit and Risk Management Committee is responsible for reviewing and listening to the development of internal control construction and approving the final results of internal control. The Comprehensive Risk and Internal Control Management Committee is responsible for reviewing and approving the project plans and achievements in each progress, and reviewing the management and decision-making of material matters in the implementation process of the items to identify major defects. The Internal Control Team is responsible for the specific organization and implementation of the items. All business units and departments are responsible for maintaining their respective internal control measures on-going and effective, describing and updating their respective business processes and control points, identifying the record documents, recognizing the significant control measures, and organizing the rectification of defects.

2.	Evaluation procedures of internal control

Based on the internal control framework issued by the Committee of Sponsoring Organisations of the U.S. Treadway Commission (“COSO”), the evaluation of internal control of the Company is designed on five components of internal control, and fully complies with relevant requirement of U.S. Sarbanes – Oxley Act, PRC Standard Regulations on Corporate Internal Control and its supporting guidelines and the Listing Rules in 2016. In order to further enhance the quality of internal control, the Company employed a professional independent third-party institution for guidance.

The Company has determined the content involved in the evaluation of internal control in the qualitative and quantitative principles, mainly including the Company-level internal control framework and the internal control at the level of business process. The Company-level internal control framework is based on the five components set down by the COSO, namely control environment, risk assessment, control activities, information and communication, and monitoring. The level of business process fully reflects the industrial characteristics of aviation transport enterprises. The evaluation content covers the information related to both financial reports and non-financial reports, and the evaluated units include the Company itself and all of its branches (subsidiaries), bases and extending to professional companies and joint ventures.

The Company performs the annual evaluation of internal control in the flow of plan, record, test, rectification and report stages.

Firstly, the internal control at the level of the Company and the business process is recorded and updated by means of interview, questionnaire, etc. in order to identify and analyze the risks. The walk-through test is performed to evaluate the effectiveness of the design of internal control. Secondly, the risks are marked and ranked to determine areas with high, moderate and low risks and screen out key risk control points by combing the risk control points. These key risk control points are tested twice a year by means of observation, interview, re-calculation, inspection, confirmation, knowledge evaluation, system inquiry, etc. so as to evaluate the effectiveness of the implementation of internal control.

In case of any defects of the internal control, the Company will analyze the cause of such defects, put forward rectification opinions and management suggestions and urge the process principal concerned to develop effective rectification measures and implement the same for rectification purposes to eventually achieve effective risk control. Once great or major defects of internal control are found, they will be reported to the Comprehensive Risk and Internal Control Management Committee without delay.

3.	Key features of the evaluation of internal control

With years of accumulation, the evaluation of internal control of the Company has gradually developed the working method and characteristics adapted to the management pattern of the Company. Firstly, the management structure has defined responsibility, clear division of work and clear path of reporting complying with the listing regulatory requirements in the US, mainland China and Hong Kong. Secondly, the evaluation covers most organization, relates to full processes and has a complete set of basic data.

IV.	Summary of Risk Management And Internal Control

The Board recognizes its responsibility for supervising the risk management and internal control system of the Group and reviews the effectiveness of the same at least once a year by the Audit and Risk Management Committee. The Audit and Risk Management Committee assists the Board in performing its role in supervising finance, operation, compliance, risk management and internal monitoring as well as financial and internal audit function resources of the Group and in corporate governance. The Group has the internal audit function.

Based on the disclosure above, appropriate policies and monitoring have been established and formulated to ensure that the encumbered assets will not be used or disposed of without approval and comply with and abide by relevant laws, regulations and rules. Reliable financial and accounting records are kept in accordance with the relevant accounting standards and regulatory requirements. Major risks with potential effect on the performance of the Group are properly identified and managed. The system and the internal control can only make a reasonable but not absolute guarantee to prevent major misrepresentations or losses, which are designed to manage rather than eliminate the risk of failing to meet business objectives.

The Company regulates the processing and issuance of inside information in accordance with a number of inside information disclosure procedures to ensure the proper maintenance of confidentiality prior to the disclosure of such information and to publish such information in an efficient and consistent manner.

As disclosed above, the Audit and Risk Management Committee held 14 meetings in 2019, where the risk management and internal control systems of the Group were reviewed. For the year ended 31 December 2019, the Board has conducted through the Audit and Risk Management Committee an annual review of the effectiveness of the risk management and internal control systems of the Group covering all significant financial, operating and compliance controls, and considers the risk management and internal control of the Group is effective and adequate.

SOCIAL

RESPONSIBILITY

Passengers choose to travel with China Southern Airlines, that’s because they have infinite trust in China Southern Airlines, which is also an inexhaustible motive force for China Southern Airlines to continuously optimize its services. China Southern Airlines is dedicated to providing comfortable aviation and ground services with “affinity and refinement”, as well as professional, efficient, safe and fast passenger and cargo services, delivering warmth and pleasure in each service and creating value for passengers.

Put safety first and maintain stability. Safety is always the lifeline of development, the highest political principle, the greatest benefit and the best service. We thoroughly implemented the spirit of General Secretary Xi Jinping’s important instructions, continuously complied with 26 measures of CAAC and 34 measures of China Southern Airlines, innovated the “red book” and “blue book” system, achieved safe flight of 2.951 million hours throughout the year, with the incident rate per 10,000 hours of 0.0088, maintaining our leading position in the industry in terms of safety performance.

Serve with warmth and considerateness, impressing customers with love. We always put the interests and experiences of our customers first, and strive to provide our customers sincere service with warmth and sentient. We proposed service orientation “affinity and refinement”, conducted special service quality improvement, attached importance to key issues such as hub service, flight delay service and luggage service, and continuously improved service quality. Throughout the year, in terms of flight punctuality rate, China Southern Airlines maintained its leading position in the industry.

Practicing green development and protecting our earth. Climate change is a global challenge. China Southern Airlines regards tackling climate change as its obligated responsibility and always considers green development as one of its core principles. By virtue of technological optimization, management improvement and big data analysis and other methods, we have continuously improved the efficiency of fuel use and reduced greenhouse gas emissions. Thereinto, China Southern Airlines had independently developed an “Aviation Fuel e-Cloud” real-time big data sharing platform, by which, it is expected to reduce the waste of aviation fuel by approximately 1,500 tons per year. Therefore, China Southern Airlines was invited by IATA to participate in the formulation of global aviation fuel data standards and provide Chinese proposal for the formulation of global aviation data standards. In addition, China Southern Airlines also made many innovations. We used bio-jet fuel to perform trans-continental flight mission for the first time, and promoted the first 10,000-ton EU carbon quota and Guangdong carbon quota swap transaction in the world.

Valuing our staff and sharing development achievements. Staff are one of China Southern Airlines’ most valuable resources. During the year, we initiated the reform of the compensation system with the goal of “mobility in either way, compensation adjustment, and appointment and dismissal”, so as to stimulate the vitality of our staff and share the benefits from the reform and development with our staff. We established a unified training plan, enhanced the top-level design training, and helped cadres and staff to grow and develop. We concerned about the lives of our staff and actively offered mutual aid fund for sick staff, families in difficulty and other special groups.

Paying back the society and transmitting warm strength. We know that China Southern Airlines’ achievements come from the support of all sectors of society, and it is our responsibility to give back to the society. During the year, we responded to the request of “winning the fight against poverty” in China and carried out poverty alleviation in Pishan County and Moyu County in Xinjiang, invested RMB35.93 million in aid funds throughout the year and sent 77 temporary and resident poverty alleviation cadres to help the local people get rid of poverty and become prosperous. We have launched 102 routes along “The Belt and Road”, actively integrated into overseas communities, and helped the countries along “The Belt and Road” realize connectivity in facilities, trade and culture. We actively conducted special flights, voluntary public welfare and other activities, giving full play to our own resources and expertise and striving to give back to the society.

Details of the Company’s work as to performing its corporate social responsibility can be found in China Southern Airlines Company Limited’s Corporate Social Responsibility Report 2019 published on the website of the Stock Exchange on 30 March 2020.

“AFFINITY AND REFINEMENT” SERVICE

Fulfil Sincere Service Concept Systematically Improved

the Whole Process Service Experience of Passengers

INDEPENDENT AUDITOR’S REPORT

Independent auditor’s report to the shareholders of

China Southern Airlines Company Limited

(Incorporated in the People’s Republic of China with limited liability)

Opinion

We have audited the consolidated financial statements of China Southern Airlines Company Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 133 to 240, which comprise the consolidated statement of financial position as at 31 December 2019, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2019 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with International Ethics Standards Board for Accountants Code of Ethics for Professional Accountants (“IESBA Code”) together with any ethical requirements that are relevant to our audit of the consolidated financial statements in the People’s Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Assessment of the standalone selling price for mileage awarded

Refer to note 2(y)(ii), note 3(d), note 5, note 40, note 42 to the consolidated financial statements.

The Key Audit Matter	How the matter was addressed in our audit

The Group allocates the transaction price in relation to mileage earning flights between the flight and mileage awarded on relative standalone selling prices. The Group estimates the standalone selling price of mileage awarded through mileage earning flights based on inputs and assumptions derived from historical data, including the estimates on the percentage of mileage awarded that are expected to be redeemed (“expected redemption rate”). The mileage awarded are recognised in contract liabilities, and subsequently recognised as revenue when the mileage is redeemed and the related benefits are received or used. The Group’s contract liabilities relating to unredeemed mileage awarded was RMB3,331 million as of 31 December 2019, and the associated revenue for mileage awarded was RMB2,359 million for the year ended 31 December 2019.

We identified assessment of the standalone selling price for mileage awarded as a key audit matter because of the high degree of subjective judgment required to evaluate the assumptions involved in such assessment, in particular the expected redemption rates which take into consideration expected future mileage redemption patterns.

The primary procedures we performed to address this key audit matter included the following.

•   We tested certain internal controls over the key assumptions utilized in the estimation of the standalone selling price for mileage awarded;

•   We evaluated the Group’s methodology in developing the standalone selling price for mileage awarded and compared the assumptions underlying the expected redemption rates with those of historical periods;

•   We compared the Group’s estimate of the standalone selling price of mileage awarded to the contractual rates at which mileages are sold to other airlines and bank partners;

•   We compared the expected redemption rates to historical experience of mileage redemption;

•   We assessed the impact of changes in the terms of the mileage programs and customer behavior on expected redemption rates;

•   We assessed the Group’s ability to accurately forecast by comparing the historical estimate of mileage redemption to actual redemption of mileages; and

•   We performed sensitivity analysis over the expected redemption rates to assess its impact on the associated revenue for mileage awarded.

Key audit matters (continued)

Evaluation of discount rate and return overhaul costs used to measure right-of-use assets relating to aircraft

Refer to note 2(b), note 2(k), note 3(c), note 21 and note 37 to the consolidated financial statements.

The Key Audit Matter	How the matter was addressed in our audit

The carrying value of the Group’s right-of-use (ROU) assets relating to aircraft was in the amount of RMB147,491 million as of 31 December 2019. The ROU assets relating to aircraft consist primarily of lease payments over the term of the leases and an estimate of cost of overhauls to restore the underlying assets to the agreed conditions at the end of the lease term (“return overhaul costs”), discounted to the present value.

We identified the evaluation of discount rate and return overhaul costs used to measure ROU assets relating to aircraft as a key audit matter because the evaluation required a high degree of subjective judgment since minor changes in the discount rate and the return overhaul costs may have a significant impact on the measurement of the Group’s ROU assets.

The primary procedures we performed to address this key audit matter included the following:

•   We tested certain internal controls over the Group’s process for determining return overhaul costs and discount rate used to measure the ROU assets relating to aircraft;

•   We evaluated the Group’s estimates of return overhaul costs by comparing them to the historical maintenance costs. We also considered the terms of lease agreements and the overhaul cycles of airframes of the same or similar type of aircraft in the evaluation of return overhaul costs;

•   We assessed the Group’s ability to accurately estimate return overhaul costs by performing a comparison of the actual return overhaul costs with prior period estimates;

•   We also performed sensitivity analyses over the discount rate and return overhaul costs to assess their impact on the measurement of ROU assets relating to aircraft; and

•   We involved our internal professionals with skills and knowledge on valuation, who assisted in evaluating the discount rate used in the measurement, by comparing it against a discount rate range that was independently developed using both internal data and publicly available industry data.

Information other than the consolidated financial statements and auditor’s report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Chung Kai Ming.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

30 March 2020

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2019

	Note	2019 RMB million	2018 RMB million (Note)
Operating revenue	5
Traffic revenue		148,117	138,064
Other operating revenue		6,205	5,559

Total operating revenue		154,322	143,623

Operating expenses
Flight operation expenses	7	70,566	76,216
Maintenance expenses	8	13,057	12,704
Aircraft and transportation service expenses	9	26,591	24,379
Promotion and selling expenses	10	7,755	7,036
General and administrative expenses	11	4,073	3,770
Depreciation and amortisation	12	24,620	14,308
Impairment losses on property, plant and equipment	19	18	—
Others		1,928	1,829

Total operating expenses		148,608	140,242

Other net income	14	5,124	5,438

Operating profit		10,838	8,819

Interest income		74	125
Interest expense	15	(5,845)	(3,202)
Share of associates’ results	24	(178)	263
Share of joint ventures’ results	25	365	200
Exchange loss, net	36(d)	(1,477)	(1,853)
Changes in fair value of financial assets / liabilities	28	265	12
Remeasurement of the originally held equity interests in a joint venture		13	—

Profit before income tax		4,055	4,364
Income tax	16	(971)	(1,000)

Profit for the year		3,084	3,364

Profit attributable to:
Equity shareholders of the Company	18	2,640	2,895
Non-controlling interests		444	469

Profit for the year		3,084	3,364

Earnings per share
Basic and diluted	18	RMB0.22	RMB0.27

Note:

The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2019

	Note	2019 RMB million	2018 RMB million (Note)
Profit for the year		3,084	3,364
Other comprehensive income:	17
Items that will not be reclassified to profit or loss
– Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)		(31)	319
– Share of other comprehensive income of an associate		3	(4)
– Deferred tax relating to above items		7	(80)
Items that may be reclassified subsequently to profit or loss
– Cash flow hedge: fair value movement of derivative financial assets		(72)	29
– Differences resulting from the translation of foreign currency financial statements		(7)	(2)
– Deferred tax relating to above items		17	(7)

Other comprehensive income for the year		(83)	255

Total comprehensive income for the year		3,001	3,619

Total comprehensive income attributable to:
Equity shareholders of the Company		2,552	3,048
Non-controlling interests		449	571

Total comprehensive income for the year		3,001	3,619

Note:

The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2019

	Note	31 December 2019 RMB million	31 December 2018 RMB million (Note)
Non-current assets
Property, plant and equipment, net	19	84,788	170,692
Construction in progress	20	39,222	37,791
Right-of-use assets	21	153,211	—
Lease prepayments		—	2,970
Goodwill	22	237	237
Interest in associates	24	3,322	3,181
Interest in joint ventures	25	3,124	2,812
Aircraft lease deposits		457	594
Other equity instrument investments	26	1,049	1,080
Other non-current financial assets	26	106	103
Derivative financial assets	27	3	75
Deferred tax assets	29(b)	2,692	1,566
Other assets	30	1,979	1,776

		290,190	222,877

Current assets
Inventories	31	1,893	1,699
Trade receivables	32	3,152	2,901
Other receivables	33	7,860	8,015
Cash and cash equivalents	34	1,849	6,928
Restricted bank deposits		102	116
Prepaid expenses and other current assets		1,591	3,659
Other financial assets	26	—	440
Derivative financial assets	27	218	—
Assets held for sale	35	—	224
Amounts due from related companies	43	73	90

		16,738	24,072

Current liabilities
Derivative financial liabilities	27	—	44
Borrowings	36	37,543	38,741
Lease liabilities	37	19,998	—
Current portion of obligations under finance leases	38	—	9,555
Trade payables	39	2,317	2,309
Contract liabilities	40	1,610	1,693
Sales in advance of carriage	41	10,303	8,594
Current income tax		563	369
Amounts due to related companies	43	170	127
Accrued expenses	44	15,745	15,682
Other liabilities	45	7,241	6,573

		95,490	83,687

Net current liabilities		(78,752)	(59,615)

Total assets less current liabilities		211,438	163,262

	Note	31 December 2019 RMB million	31 December 2018 RMB million (Note)
Non-current liabilities
Borrowings	36	13,637	15,676
Lease liabilities	37	114,076	—
Obligations under finance leases	38	—	62,666
Other non-current liabilities	42	1,782	2,036
Provision for major overhauls	46	3,542	2,831
Provision for early retirement benefits	47	—	2
Deferred benefits and gains	48	833	906
Deferred tax liabilities	29(b)	239	676

		134,109	84,793

Net assets		77,329	78,469

Capital and reserves
Share capital	49	12,267	12,267
Reserves		51,839	52,990

Total equity attributable to equity shareholders of the Company		64,106	65,257
Non-controlling interests		13,223	13,212

Total equity		77,329	78,469

Note:

The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

Approved and authorised for issue by the Board of Directors on 30 March 2020.

Wang Chang Shun	Ma Xu Lun
Director	Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2019

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Fair value reserve (recycling)	Fair value reserve (non- recycling)	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	(Note 49)	(Note 50(b))	(Note 50(c))	(Note 50(d))	(Note 50(e))
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2018	10,088	15,182	35	303	2,684	22,273	50,565	12,668	63,233
Changes in equity for 2018:
Profit for the year	—	—	—	—	—	2,895	2,895	469	3,364
Other comprehensive income	—	—	22	133	(2)	—	153	102	255
Total comprehensive income	—	—	22	133	(2)	2,895	3,048	571	3,619
Appropriations to reserves	—	—	—	—	221	(221)	—	—	—
Dividends relating to 2017	—	—	—	—	—	(1,009)	(1,009)	—	(1,009)
Issuance of shares	2,179	10,470	—	—	—	—	12,649	—	12,649
Capital injection by non-controlling interests in subsidiaries	—	—	—	—	—	—	—	72	72
Changes in other reserves	—	—	—	—	4	—	4	—	4
Distributions to non-controlling interests	—	—	—	—	—	—	—	(99)	(99)

Balance at 31 December 2018 (Note)	12,267	25,652	57	436	2,907	23,938	65,257	13,212	78,469

Impact on initial application of IFRS 16 (Note 2(b))	—	—	—	—	(272)	(2,852)	(3,124)	(338)	(3,462)

Adjusted balance at 1 January 2019	12,267	25,652	57	436	2,635	21,086	62,133	12,874	75,007
Changes in equity for 2019:
Profit for the year	—	—	—	—	—	2,640	2,640	444	3,084
Other comprehensive income	—	—	(55)	(27)	(6)		(88)	5	(83)
Total comprehensive income	—	—	(55)	(27)	(6)	2,640	2,552	449	3,001
Appropriations to reserves (Note 50(e))	—	—	—	—	181	(181)	—	—	—
Dividends relating to 2018 (Note 50(a))	—	—	—	—	—	(613)	(613)	—	(613)
Acquisition of non-controlling interests in a subsidiary	—	—	—	—	(10)	—	(10)	(14)	(24)
Change in other reserves	—	—	—	—	44	—	44	—	44
Distributions to non-controlling interests	—	—	—	—	—	—	—	(86)	(86)

Balance at 31 December 2019	12,267	25,652	2	409	2,844	22,932	64,106	13,223	77,329

Note:

The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	Note	2019 RMB million	2018 RMB million (Note)
Operating activities
Cash generated from operating activities	34(b)	39,728	21,174
Interest received		67	131
Interest paid		(7,014)	(4,255)
Income tax paid		(1,606)	(1,662)

Net cash generated from operating activities		31,175	15,388

Investing activities
Acquisition of subsidiaries, net of cash acquired	23(iii)&(iv)	176	6
Proceeds from disposal of property, plant and equipment and land use right		814	3,550
Proceeds from disposal of other financial assets		492	—
Acquisition of other financial assets		(50)	(440)
Dividends received from associates		84	114
Dividends received from joint ventures		177	144
Dividends received from other investments in equity and other non-current financial assets		22	20
Acquisition of term deposits		(43)	(264)
Proceeds from maturity of term deposits		264	313
Acquisition of property, plant and equipment and other assets		(15,622)	(24,033)
Capital injection into an associate		(500)	—
Acquisition of an associate		(386)	—
Payments for aircraft lease deposits		(6)	(53)
Refunds of aircraft lease deposits		151	126

Net cash used in investing activities		(14,427)	(20,517)

Financing activities
Dividends paid to equity shareholders of the Company		(613)	(1,009)
Proceeds from issuance of shares		—	10,908
Proceeds from bank borrowings	34(c)	33,985	34,385
Proceeds from corporate bonds	34(c)	7,497	2,000
Proceeds from issuance of ultra-short-term financing bills	34(c)	43,489	5,500
Repayment of bank borrowings	34(c)	(50,374)	(34,260)
Capital element of lease rentals paid	34(c)	(17,784)	—
Repayment of principal under finance lease obligations	34(c)	—	(10,433)
Repayment of ultra-short-term financing bills	34(c)	(25,000)	(1,500)
Repayment of corporate bonds	34(c)	(12,951)	(345)
Capital injections by non-controlling interests in subsidiaries		—	72
Dividends paid to non-controlling interests		(82)	(98)

Net cash (used in) / generated from financing activities		(21,833)	5,220

Net (decrease) / increase in cash and cash equivalents		(5,085)	91
Cash and cash equivalents at 1 January		6,928	6,826
Exchange gain on cash and cash equivalents		6	11

Cash and cash equivalents at 31 December	34(a)	1,849	6,928

Note:

The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

1	Corporate information

China Southern Airlines Company Limited (the “Company”), a joint stock limited company, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The address of the Company’s registered office is Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Limited Company (“CSAH”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

2	Significant accounting policies

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Significant accounting policies adopted by the Group are disclosed below.

The IASB has issued certain new and revised IFRSs that are first effective for the current accounting period of the Group. Note 2(b) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these consolidated financial statements.

(a)	Basis of preparation

The consolidated financial statements for the year ended 31 December 2019 comprise the Group and the Group’s interest in associates and joint ventures.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

•	other equity instrument investments (see Note 2(f));

•	other non-current financial assets (see Note 2(f));

•	other financial assets (see Note 2(f)); and

•	derivative financial assets / liabilities (see Note 2(g)).

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell (see Note 2(r)).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

2	Significant accounting policies (continued)

(a)	Basis of preparation (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 3.

(b)	Changes in accounting policies

The IASB has issued a new IFRS, IFRS 16, Leases, and a number of amendments to IFRSs that are first effective for the current accounting period of the Group.

Except for IFRS 16, Leases, none of the developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

IFRS 16, Leases

IFRS 16 replaces IAS 17, Leases, and the related interpretations, IFRIC 4, Determining whether an arrangement contains a lease, SIC 15, Operating leases – incentives, and SIC 27, Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 introduces a single accounting model for lessees, which requires a lessee to recognise a right-of-use asset and a lease liability for all leases, except for leases that have a lease term of 12 months or less (“short-term leases”) and leases of low-value assets. The lessor accounting requirements are brought forward from IAS 17 substantially unchanged.

IFRS 16 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of an entity.

The Group has initially applied IFRS 16 as from 1 January 2019. The Group has elected to use the modified retrospective approach and has therefore recognised the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2019. Comparative information has not been restated and continues to be reported under IAS 17.

Further details of the nature and effect of the changes to previous accounting policies and the transition options applied are set out below:

a.	New definition of a lease

The change in the definition of a lease mainly relates to the concept of control. IFRS 16 defines a lease on the basis of whether a customer controls the use of an identified asset for a period of time, which may be determined by a defined amount of use. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

The Group applies the new definition of a lease in IFRS 16 only to contracts that were entered into or changed on or after 1 January 2019. For contracts entered into before 1 January 2019, the Group has used the transitional practical expedient to grandfather the previous assessment of which existing arrangements are or contain leases. Accordingly, contracts that were previously assessed as leases under IAS 17 continue to be accounted for as leases under IFRS 16 and contracts previously assessed as non-lease service arrangements continue to be accounted for as executory contracts.

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

b.	Lessee accounting and transitional impact

IFRS 16 eliminates the requirement for a lessee to classify leases as either operating leases or finance leases, as was previously required by IAS 17. Instead, the Group is required to capitalise all leases when it is the lessee, including leases previously classified as operating leases under IAS 17, other than those short-term leases and leases of low-value assets which are exempt. As far as the Group is concerned, these newly capitalised leases are primarily in relation to aircraft, flight equipment, buildings, machinery, equipment and vehicles as disclosed in Note 21. The Group also has the right to occupy space, including airport terminals, cargo/catering facilities and lounges space, in and around airports under different types of leasing arrangements.

At the date of transition to IFRS 16 (i.e. 1 January 2019), the Group determined the length of the remaining lease terms and measured the lease liabilities for the leases previously classified as operating leases at the present value of the remaining lease payments, discounted using the relevant incremental borrowing rates at 1 January 2019. The incremental borrowing rates range used for determination of the present value of the remaining lease payments was 4.75%~4.90%.

Right-of-use assets are measured at either:

•

their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application – the Group applied this approach to its aircraft and engine leases; or

•	an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments – the Group applied this approach to all other leases.

To ease the transition to IFRS 16, the Group applied the following recognition exemption and practical expedients at the date of initial application of IFRS 16:

•

the Group elected not to apply the requirements of IFRS 16 in respect of the recognition of lease liabilities and right-of-use assets to leases for which the remaining lease term ends within 12 months from the date of initial application of IFRS 16, i.e. where the lease term ends on or before 31 December 2019;

•	excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application;

•

when measuring the lease liabilities at the date of initial application of IFRS 16, the Group applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment); and

•

when measuring the right-of-use assets at the date of initial application of IFRS 16, the Group relied on the previous assessment for onerous contract provisions as at 31 December 2018 as an alternative to performing an impairment review.

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

b.	Lessee accounting and transitional impact (continued)

The following table reconciles the operating lease commitments as disclosed in Note 51(b) as at 31 December 2018 to the opening balance for lease liabilities recognised as at 1 January 2019:

1 January 2019
RMB million
Operating lease commitments at 31 December 2018	75,729
Less: commitments relating to leases exempt from capitalisation:
– short-term leases and other leases with remaining lease term ending on or before 31 December 2019 and leases of low-value assets	(924)
– leases contracts entered before 31 December 2018 but the lease period start after 1 January 2019	(16,612)
Less: total future interest expenses	(10,037)

Present value of remaining lease payments, discounted using the incremental borrowing rates at 1 January 2019	48,156
Add: finance lease liabilities recognised as at 31 December 2018	72,221

Total lease liabilities recognised at 1 January 2019	120,377

So far as the impact of the adoption of IFRS 16 on leases previously classified as finance leases is concerned, the Group is not required to make any adjustments at the date of initial application of IFRS 16, other than changing the captions for the balances. Accordingly, instead of “obligations under finance leases”, these amounts are included within “lease liabilities”, and the depreciated carrying amount of the corresponding leased assets is identified as right-of-use assets. There is no impact on the opening balance of equity.

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

b.	Lessee accounting and transitional impact (continued)

The following table summarises the impacts of the adoption of IFRS 16 on the Group’s consolidated statement of financial position:

		Adoption of IFRS 16
	Carrying amount at 31 December 2018	Remeasurement	Reclassification	Carrying amount at 1 January 2019
	RMB million	RMB million	RMB million	RMB million
Line items in the consolidated statement of financial position impacted by the adoption of IFRS 16:
Property, plant and equipment, net	170,692	—	(88,880)	81,812
Right-of-use assets	—	45,437	91,914	137,351
Lease prepayments	2,970	—	(2,970)	—
Interest in associates	3,181	(527)	—	2,654
Deferred tax assets	1,566	717	—	2,283
Other assets	1,776	—	(210)	1,566
Total non-current assets	222,877	45,627	(146)	268,358
Prepaid expenses and other current assets	3,659	(811)	—	2,848
Total current assets	24,072	(811)	—	23,261
Lease liabilities	—	6,969	9,952	16,921
Current portion of obligations under finance leases	9,555	—	(9,555)	—
Accrued expenses	15,682	(83)	(397)	15,202
Total current liabilities	83,687	6,886	—	90,573
Net current liabilities	59,615	7,697	—	67,312
Total assets less current liabilities	163,262	37,930	(146)	201,046

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

b.	Lessee accounting and transitional impact (continued)

The following table summarises the impacts of the adoption of IFRS 16 on the Group’s consolidated statement of financial position: (continued)

		Adoption of IFRS 16
	Carrying amount at 31 December 2018	Remeasurement	Reclassification	Carrying amount at 1 January 2019
	RMB million	RMB million	RMB million	RMB million
Line items in the consolidated statement of financial position impacted by the adoption of IFRS 16:
Lease liabilities	—	40,790	62,666	103,456
Obligations under finance leases	62,666	—	(62,666)	—
Provision for major overhauls	2,831	780	—	3,611
Deferred benefits and gains	906	—	(146)	760
Deferred tax liabilities	676	(178)	—	498
Total non-current liabilities	84,793	41,392	(146)	126,039
Net assets	78,469	(3,462)	—	75,007
Reserves	52,990	(3,124)	—	49,866
Total equity attributable to equity shareholders of the Company	65,257	(3,124)	—	62,133
Non-controlling interests	13,212	(338)	—	12,874
Total equity	78,469	(3,462)	—	75,007

c.	Impact on the financial result and cash flows of the Group

After the initial recognition of right-of-use assets and lease liabilities as at 1 January 2019, the Group as a lessee is required to recognise interest expense accrued on the outstanding balance of the lease liabilities, and the depreciation of the right-of-use assets, instead of the previous policy of recognising rental expenses incurred under operating leases on a straight-line basis over the lease term. This results in a positive impact on the reported operating profit and a negative impact on the profit before income tax in the Group’s consolidated income statement, as compared to the results if IAS 17 had been applied during the year.

In the cash flow statement, the Group as a lessee is required to split rentals paid under capitalised leases into their capital element and interest element (see Note 34(c)). The capital element is classified as financing cash outflows, similar to how leases previously classified as finance leases under IAS 17 were treated, rather than as operating cash outflows, as was the case for operating leases under IAS 17. Although total cash flows are unaffected, the adoption of IFRS 16 therefore results in a significant change in presentation of cash flows within the cash flow statement (see Note 34(d)).

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

c.	Impact on the financial result and cash flows of the Group (continued)

The following tables give an indication of the estimated impact of the adoption of IFRS 16 on the Group’s financial result and cash flows for the year ended 31 December 2019, by adjusting the amounts reported under IFRS 16 in these consolidated financial statements to compute estimates of the hypothetical amounts that would have been recognised under IAS 17 if this superseded standard had continued to apply to 2019 instead of IFRS 16, and by comparing these hypothetical amounts for 2019 with the actual 2018 corresponding amounts which were prepared under IAS 17.

	2019					2018
	Amounts reported under IFRS 16	Add back: IFRS 16 depreciation, maintenance and interest expenses, net	Add back: net effect between IAS 17 and IFRS 16 relating to share of associates’ results	Deduct: estimated amounts related to operating leases as if under IAS 17 (Note (i))	Hypothetical amounts for 2019 as if under IAS 17	Compared to amounts reported for 2018 under IAS 17
	(A)	(B)	(C)	(D)	(E=A+B+C-D)
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Financial result for the year ended 31 December 2019 impacted by the adoption of IFRS 16:
Operating profit	10,838	7,580	—	9,491	8,927	8,819
Interest expense	(5,845)	2,380	—	—	(3,465)	(3,202)
Exchange loss, net	(1,477)	756	—	—	(721)	(1,853)
Share of associates’ results	(178)	—	216	—	38	263
Profit before income tax	4,055	10,716	216	9,491	5,496	4,364
Profit for the year	3,084	10,716	216	9,491	4,525	3,364

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

c.	Impact on the financial result and cash flows of the Group (continued)

	2019			2018
	Amounts reported under IFRS 16	Estimated amounts related to operating leases as if under IAS 17 (Notes (i) & (ii))	Hypothetical amounts for 2019 as if under IAS 17	Compared to amounts reported for 2018 under IAS 17
	(A)	(B)	(C=A+B)
	RMB million	RMB million	RMB million	RMB million
Line items in the consolidated cash flow statement for the year ended 31 December 2019 impacted by the adoption of IFRS 16:
Cash generated from operating activities	39,728	(9,491)	30,237	21,174
Interest paid	(7,014)	2,380	(4,634)	(4,255)
Net cash generated from operating activities	31,175	(7,111)	24,064	15,388
Capital element of lease rentals paid (Note (iii))	(17,784)	7,111	(10,673)	(10,433)
Net cash (used in) / generated from financing activities	(21,833)	7,111	(14,722)	5,220

Notes:

(i)

The “estimated amounts related to operating leases” is an estimate of the amounts of the cash flows in 2019 that relate to leases which would have been classified as operating leases, if IAS 17 had still applied in 2019. This estimate assumes that there were no differences between rentals and cash flows and that all of the new leases entered into in 2019 would have been classified as operating leases under IAS 17, if IAS 17 had still applied in 2019. Any potential net tax effect is ignored.

(ii)

In this impact table these cash outflows are reclassified from financing to operating in order to compute hypothetical amounts of net cash generated from operating activities and net cash used in financing activities as if IAS 17 still applied.

(iii)	The capital element of finance leases under IAS 17 previously presented as “Repayment of principal under finance lease obligations” in 2018 consolidated cash flow statement.

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

d.	Investment properties

Under IFRS 16, the Group is required to account for all leasehold properties as investment properties when these properties are held to earn rental income and / or for capital appreciation (“leasehold investment properties”). The adoption of IFRS 16 does not have a significant impact on the Group’s consolidated financial statements as the Group previously elected to apply IAS 40, Investment properties, to account for all of its leasehold properties that were held for investment purposes as at 31 December 2018.

e.	Lessor accounting

In addition to leasing out the investment property referred to in paragraph d. above, the Group leases out a number of items of consumable spare parts and maintenance materials as the lessor of operating leases. The accounting policies applicable to the Group as a lessor remain substantially unchanged from those under IAS 17.

Under IFRS 16, when the Group acts as an intermediate lessor in a sublease arrangement, the Group is required to classify the sublease as a finance lease or an operating lease by reference to the right-of-use assets arising from the head lease, instead of by reference to the underlying asset. The adoption of IFRS 16 does not have a significant impact on the Group’s consolidated financial statements in this regard.

(c)	Subsidiaries and non-controlling interests

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group transactions, balances and cash flows and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment. Amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. With regards to each business combination, the Group recognised non-controlling interests based on the proportion of the net identifiable assets of the subsidiary owned by the non-controlling interests.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 2(p) or Note 2(q) depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

2	Significant accounting policies (continued)

(c)	Subsidiaries and non-controlling interests (continued)

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in consolidated income statement. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(d)).

In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)(iii)).

The Group applies the acquisition method to account for business combinations. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Transaction costs are expensed as incurred.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

(d)	Associates and joint arrangements

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group has applied IFRS 11, Joint Arrangements (“IFRS 11”) to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Notes 2(e) and 2(l)(iii)). The Group’s share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate or the joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the joint venture.

Unrealised profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated income statement.

2	Significant accounting policies (continued)

(d)	Associates and joint arrangements (continued)

In the Company’s statement of financial position, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(l)(iii)).

(e)	Goodwill

Goodwill represents the excess of

(i)

the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in the consolidated income statement as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(l)(iii)).

(f)	Other investments in debt and equity securities

The Group’s policies for investments in debt and equity securities, other than investments in subsidiaries, associates and joint ventures, are set out below.

Investments in debt and equity securities are recognised / derecognised on the date the Group commits to purchase / sell the investment. The investments are initially stated at fair value plus directly attributable transaction costs, except for those investments measured at fair value through profit or loss (FVPL) for which transaction costs are recognised directly in profit or loss. For an explanation of how the Group determines fair value of financial instruments, see Note 4(g)(i). These investments are subsequently accounted for as follows, depending on their classification.

Investments other than equity investments

Non-equity investments held by the Group are classified as FVPL as the investment does not meet the criteria for being measured at amortised cost or FVOCI (recycling). Changes in the fair value of the investment (including interest) are recognised in profit or loss.

Equity investments

An investment in equity securities is classified as FVPL unless the equity investment is not held for trading purposes and on initial recognition of the investment the Group makes an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognised in other comprehensive income. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve (non-recycling) until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained earnings. It is not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVPL or FVOCI, are recognised in profit or loss as other income in accordance with the policy set out in Note 2(y)(iv).

2	Significant accounting policies (continued)

(g)	Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the profit or loss immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the profit or loss, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i)

The effective portion of any gains or losses on remeasurement of the derivative financial instruments to fair value are recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. The cumulative gain or loss on the derivative financial instruments recognised in other comprehensive income is reclassified from equity to profit or loss in the same period during which the hedged forecast cash flows affects profit or loss; and

(ii)	The ineffective portion of any gains or losses on remeasurement of the derivative financial instruments to fair value is recognised in the profit or loss immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gains or losses existing in equity at that time remains in equity and is recognised in the profit or loss when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gains or losses that was recorded in equity is immediately transferred to the profit or loss.

(h)	Investment properties

Investment properties are land held under a lease and / or buildings which are owned to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(l)(iii)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight-line method over their estimated useful lives or lease term. Rental income from investment properties is accounted for as described in Note 2(y)(iii).

2	Significant accounting policies (continued)

(i)	Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(l)(iii)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(ab)).

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the consolidated income statement during the financial period in which they are incurred.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the component of aircraft and is depreciated over the appropriate maintenance cycles. Components related to overhaul cost, are depreciated on a straight-line basis over 3 to 12 years. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the consolidated income statement.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in consolidated income statement on the date of retirement or disposal.

Except for components related to overhaul costs, the depreciation of other property, plant and equipment is calculated to write off the cost of items, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned aircraft	15 to 20 years
Other flight equipment
– Jet engines	15 to 20 years
– Others, including rotables	3 to 15 years
Machinery and equipment	4 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(j)	Construction in progress

Construction in progress represents advance payments for the acquisition of aircraft and flight equipment, office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses (Note 2(l)(iii)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(k)	Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

2	Significant accounting policies (continued)

(k)	Leased assets (continued)

(1)	As a lessee

(A)	Policy applicable from 1 January 2019

For a contract that contains more than a lease, a lessee and lessor shall separate the contract and account for each lease component respectively. For a contract that contains lease and non-lease components, a lessee and lessor shall separate lease components from non-lease components. However, when the Group is a lessee of land use right and buildings, the Group has elected not to separate non-lease components from lease components, and instead, account for each lease component and any associated non-lease components as a single lease component. When separate lease components from non-lease components, a lessee shall allocate the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

At the lease commencement date, the Group recognises a right-of-use assets and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalise the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalised are recognised as an expense on a systematic basis over the lease term.

Where the lease is capitalised, the lease liability is initially recognised at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortised cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use assets recognised when a lease is capitalised is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use assets is subsequently stated at cost less accumulated depreciation and impairment losses (see Notes 2(l)(iii)).

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use assets, or is recorded in profit or loss if the carrying amount of the right-of-use assets has been reduced to zero.

For the measurement of component accounting for right-of-use assets and subsequent major overhaul performed, see Note 2(i).

The Group presents right-of-use assets that do not meet the definition of investment property in right-of-use assets and presents lease liabilities separately in the consolidated statement of financial position.

The cost of acquiring land held under a lease is amortised on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

2	Significant accounting policies (continued)

(k)	Leased assets (continued)

(1)	As a lessee (continued)

(B)	Policy applicable prior to 1 January 2019

In the comparative period, an arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii)	Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l)(iii). Finance charges implicit in the lease payments are charged to consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to consolidated income statement in the accounting period in which they are incurred.

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to consolidated income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to consolidated income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

2	Significant accounting policies (continued)

(k)	Leased assets (continued)

(1)	As a lessee (continued)

(B)	Policy applicable prior to 1 January 2019 (continued)

(iv)	Sale and leaseback transactions

Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases.

Gains or losses on aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. If the sale price is below fair value then the gain or loss is recognised immediately. However, if a loss is compensated for by future rentals at a below-market price, then the loss is deferred and amortised over the period that the aircraft is expected to be used. If the sale price is above fair value, then any gain is deferred and amortised over the useful life of the assets.

(2)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to the ownership of an underlying assets to the lessee. If this is not the case, the lease is classified as an operating lease.

When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. The rental income from operating leases is recognised in accordance with Note 2(y)(iii).

When the Group is an intermediate lessor, the sub-leases are classified as a finance lease or as an operating lease with reference to the right-of-use assets arising from the head lease. If the head lease is a short-term lease to which the Group applies the exemption described in Note 2(k)(1), then the Group classifies the sub-lease as an operating lease.

(l)	Credit losses and impairment of assets

(i)	Credit losses from financial instruments and lease receivables

The Group recognises a loss allowance for expected credit losses (ECL) on the following items:

•	financial assets measured at amortised cost (including cash and cash equivalents and trade and other receivables); and

•	lease receivables.

Financial assets measured at fair value, including equity securities measured at FVPL, equity securities designated at FVOCI (non-recycling) and derivative financial assets, are not subject to the ECL assessment.

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:

•	fixed-rate financial assets, and trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof;

•	variable-rate financial assets: current effective interest rate;

•	lease receivables: discount rate used in the measurement of the lease receivable.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

•	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables and lease receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognises a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held). The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due, unless the Group has reasonable and supportable information that is available without undue cost or effort, that demonstrates that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 days past due.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in consolidated income statement. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Basis of calculation of interest income

Interest income recognised in accordance with Note 2(y)(v) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortised cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

Basis of calculation of interest income (continued)

Evidence that a financial asset is credit-impaired includes the following observable events:

•	significant financial difficulties of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

•	the disappearance of an active market for a security because of financial difficulties of the issuer.

Write-off policy

The gross carrying amount of a financial asset and lease receivable is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in consolidated income statement in the period in which the recovery occurs.

(ii)	Credit losses from financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

After initial recognition at fair value, the Group, as an issuer of such a contract, subsequently measure it at the higher of: (i) the amount of the loss allowance and (ii) the amount initially recognised less, when appropriate, the cumulative amount of income recognised.

The Group monitors the risk that the specified debtor will default on the contract and recognises a provision when ECLs on the financial guarantees are determined to be higher than the amount recorded in respect of the guarantees (i.e. the amount initially recognised, less accumulated amortisation).

To determine ECLs, the Group considers changes in the risk of default of the specified debtor since the issuance of the guarantee. A 12-month ECL is measured unless the risk that the specified debtor will default has increased significantly since the guarantee is issued, in which case a lifetime ECL is measured. The same definition of default and the same assessment of significant increase in credit risk as described in Note 2(l)(i) apply.

As the Group is required to make payments only in the event of a default by the specified debtor in accordance with the terms of the instrument that is guaranteed, an ECL is estimated based on the expected payments to reimburse the holder for a credit loss that it incurs less any amount that the Group expects to receive from the holder of the guarantee, the specified debtor or any other party. The amount is then discounted using the current risk-free rate adjusted for risks specific to the cash flows.

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(iii)	Impairment of other non-current assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

•	Investment properties;

•	Other property, plant and equipment;

•	Right-of-use assets;

•	Construction in progress;

•	Goodwill;

•	Investments in subsidiaries, associates and joint ventures in the Company’s statement of financial position.

If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

•	Calculation of recoverable amount

The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	Recognition of impairment losses

An impairment loss is recognised in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable), or value in use (if determinable).

•	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iv)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(l)(iii)).

Impairment losses recognised in an interim period in respect of goodwill, if any, are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss of any, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

2	Significant accounting policies (continued)

(m)	Inventories

Inventories, which consist primarily of consumable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to consolidated income statement when used in operations. Cost represents the average unit cost.

Inventories held for sale or disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(n)	Contract assets and contract liabilities

A contract asset is recognised when the Group recognises revenue (see Note 2(y)) before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets, if any, are assessed for ECL and are reclassified to receivables when the right to the consideration has become unconditional (see Note 2(o)).

A contract liability is recognised when the customer pays non-refundable consideration before the Group recognises the related revenue (see Note 2(y)). A contract liability would also be recognised if the Group has an unconditional right to receive non-refundable consideration before the Group recognises the related revenue. In such cases, a corresponding receivable would also be recognised (see Note 2(o)).

For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

(o)	Trade and other receivables

A receivable is recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognised before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset (see Note 2(n)).

Receivables are stated at amortised cost using the effective interest method less allowance for credit losses (see Note 2(l)(i)).

(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in consolidated income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(q)	Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with (Note 2(l)(ii)), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

2	Significant accounting policies (continued)

(r)	Non-current assets held for sale

A non-current asset (or disposal group) is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset (or disposal group) is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or disposal groups, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries, associates and joint ventures) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in Note 2.

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, the non-current asset is not depreciated or amortised.

(s)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been generally within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement. Cash and cash equivalents are assessed for ECL in accordance with the policy set out in Note 2(l)(i).

(t)	Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

(v)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2	Significant accounting policies (continued)

(w)	Deferred benefits and gains

In connection with the acquisitions of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation.

(x)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in consolidated income statement except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries, associates and joint ventures to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and it is probable that future taxable profit will be available against which the temporary difference can be utilised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period and are expected to apply when related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

2	Significant accounting policies (continued)

(x)	Income tax (continued)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•

different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(y)	Revenue and other income

Income is classified by the Group as revenue when it arises from the sale of goods, the provision of services or the use by others of the Group’s assets under leases in the ordinary course of the Group’s business.

Revenue is recognised when control over a product or service is transferred to the customer, or the lessee has the right to use the asset, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Further details of the Group’s revenue and other income recognition policies are as follows:

(i)	Passenger, cargo and mail revenue

Revenue is recognised when passenger, cargo and mail transportation services are provided. Unearned passenger revenue at the reporting date is included within “sales in advance of carriage” in the consolidated statement of financial position.

Ticket breakage relates to a portion of contractual rights that the Group does not expect to be exercised.

When the Group expects that the consideration received in advance of carriage is not refundable, and the customer is likely to give up a portion of the contractual rights, the Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as revenue. If the Group does not expect to be entitled to a breakage amount, the Group recognises the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

Revenue from airline-related business is recognised when the customers take possession of and accept the relevant services.

2	Significant accounting policies (continued)

(y)	Revenue and other income (continued)

(ii)	Frequent flyer revenue

The Group maintains two major frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Xiamen Airlines’ Egret Card Frequent Flyer Programme, which provide travel and other awards to members based on accumulated mileages.

According to the frequent flyer award programmes, the Group allocates the transaction price received in relation to mileage earning flights to flight and mileage awarded on a relative stand-alone selling price basis, and recognised the portion allocated to mileage awarded as “contract liabilities”. The mileage awarded to customers by third parties through means other than flights are initially recognised as “contract liabilities”.

The Group estimates the standalone selling price of mileage awarded through mileage earning flights based on inputs and assumptions derived from historical data, including the estimates on the percentage of mileage awarded that are expected to be redeemed (“expected redemption rate”).

Contract liabilities in relation to mileage awarded are subsequently recognised as revenue when the mileage is redeemed and the related benefits are received or used. Revenue on redeemed flights is recognised in accordance with the accounting policy set out in Note 2(y)(i), and revenue on redeemed goods or services is recognised when the customers take possession of the goods or services.

(iii)	Rental income from operating leases

Rental income receivable under operating leases is recognised in consolidated income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iv)	Dividends

•	Dividend income from unlisted investments is recognised when the shareholder’s right to receive payment is established.

•	Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(v)	Interest income

Interest income is recognised as it accrues under the effective interest method using the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of the financial asset. For financial assets measured at amortised cost or FVOCI (recycling) that are not credit-impaired, the effective interest rate is applied to the gross carrying amount of the asset. For credit-impaired financial assets, the effective interest rate is applied to the amortised cost (i.e. gross carrying amount net of loss allowance) of the asset (see Note 2(l)(i)).

(vi)	Government grants

Government grants are recognised in the consolidated statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as income in consolidated income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in profit or loss over the useful life of the asset by way of reduced depreciation expense.

2	Significant accounting policies (continued)

(z)	Traffic commissions

Traffic commissions are expensed in the consolidated income statement when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the consolidated statement of financial position as prepaid expense.

(aa)	Maintenance and overhaul costs

In respect of owned and leased aircraft, components within the aircraft subject to replacement during major overhauls are recognised as Note 2(i) and Note 2(k). Other routine maintenance, repairs and overhauls are charged to consolidated income statement as and when incurred.

In respect of certain leased aircraft, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted. Accordingly, except for the estimated costs of major overhauls recognised as right-of-use assets at the lease commencement date, see Note 2(k), other estimated costs of major overhauls are accrued and charged to the consolidated income statement over the estimated overhaul period. Differences between the estimated costs and the actual costs of overhauls are charged to consolidated income statement in the period when the overhaul is performed.

(ab)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

Borrowing costs include interest expense, finance charges in respect of lease liabilities and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

(ac)	Employee benefits

(i)	Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

2	Significant accounting policies (continued)

(ac)	Employee benefits (continued)

(iii)	Retirement benefits

According to IAS 19, Employee Benefits, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity’s informal practices where the entity has no realistic alternative but to pay the employee benefits. The Group believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group’s business performance, and can be suspended at any time.

(ad)	Translation of foreign currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi, which is the Company’s functional and the Group’s presentation currency.

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the end of the reporting period. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates. The transaction date is the date on which the Group initially recognises such non-monetary assets or liabilities. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

The results of foreign operations are translated into Renminbi at the PBOC exchange rates approximating the foreign exchange rates prevailing at the dates of the transactions. Statement of financial position items are translated into Renminbi at the PBOC exchange rates prevailing at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

(ae)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

2	Significant accounting policies (continued)

(ae)	Related parties (continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(af)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management, who is the chief operating decision maker, for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3	Accounting estimates and judgements

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

3	Accounting estimates and judgements (continued)

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding fair value measurements of financial instruments disclosed in Note 4(g), the Group believes the following also involve key accounting estimates and judgements used in the preparation of the financial statements.

(a)	Impairment of long-lived assets (other than goodwill)

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and value in use. In particular, in determining the value in use of the Group’s aircraft fleet, expected future cash flows to be generated by the asset are discounted to their present value, which requires significant judgement relating to forecast traffic revenue, forecast operating costs and discount rate applied. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and operating costs and application of discount rate.

(b)	Depreciation and amortisation

Property, plant and equipment and right-of-use assets are depreciated or amortised on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation and amortisation expense to be recorded during any financial year. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation and amortisation expense for future periods is adjusted if there are significant changes from previous estimates.

(c)	Discount rate and return overhaul costs used to measure right-of-use assets relating to aircraft

As disclosed in Note 2(k) to the consolidated financial statements, the Group’s right-of-use assets relating to aircraft consists primarily of lease payments over the term of the leases and an estimate of cost of overhauls to restore the underlying assets to the agreed conditions at the end of the lease term (“return overhaul costs”), discounted to the present value. The minor change in the discount rate and the return overhaul costs may have a significant impact on the measurement of the Group’s right-of-use assets.

(d)	Frequent flyer revenue

According to the frequent flyer award programmes, the allocation of stand-alone selling price of the mileage awarded involves the estimation of the expected redemption rate. The expected redemption rate is estimated based on historical experience of mileage redemption, taking into consideration future mileage redemption patterns, which are associated with changes in the terms to mileage programs and customer behaviour. Different estimates could significantly affect the estimated contract liabilities and the results of operations.

(e)	Income tax

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group needs to make judgements and estimates in determining the current income tax. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

3	Accounting estimates and judgements (continued)

(f)	Ticket breakage revenue

The Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as ticket breakage revenue. Such portion is estimated based on the Group’s historical experiences, and the estimated revenue is recognised only to the extent that it is highly probable that a significant reversal in cumulative revenue recognised will not occur when the uncertainty is resolved. Different estimates could significantly affect the ticket breakage revenue recognised in the current financial year.

4	Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group’s overall risk management programme focuses on the unpredictability of financial market and seeks to minimise the adverse effects on the Group’s financial performance. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Liquidity risk

As at 31 December 2019, the Group’s current liabilities exceeded its current assets by RMB78,752 million. For the year ended 31 December 2019, the Group recorded a net cash inflow from operating activities of RMB31,175 million, a net cash outflow from investing activities of RMB14,427 million and a net cash outflow from financing activities of RMB21,833 million, which in total resulted in a net decrease in cash and cash equivalents of RMB5,085 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2019, the Group had banking facilities with several banks and financial institutions for providing bank financing up to approximately RMB308,343 million, of which approximately RMB251,165 million was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The following tables show the remaining contractual maturities at the end of the reporting period of the Group’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group can be required to pay:

	2019 Contractual undiscounted cash outflow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at 31 December
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Borrowings	38,304	4,251	8,720	2,007	53,282	51,180
Lease liabilities	25,404	23,860	63,003	44,814	157,081	134,074
Trade and other payables and accrued charges	21,300	—	—	—	21,300	21,300

	85,008	28,111	71,723	46,821	231,663	206,554

4	Financial risk management and fair values (continued)

(a)	Liquidity risk (continued)

	2018 Contractual undiscounted cash outflow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at 31 December
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million (Note)
Borrowings	40,121	8,272	6,335	2,188	56,916	54,417
Obligations under finance leases	12,062	11,738	36,765	22,200	82,765	72,221
Trade and other payables and accrued charges	21,292	—	—	—	21,292	21,292

	73,475	20,010	43,100	24,388	160,973	147,930

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s borrowings and lease liabilities issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment, and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts (Note 27).

Cross currency swaps have been entered into to mitigate its interest rate risk and foreign currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest and principal payments in RMB for certain USD bank loans (Note 27).

As at 31 December 2019, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s profit after tax and retained profits by approximately RMB559 million (2018: RMB539 million).

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2018.

4	Financial risk management and fair values (continued)

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group’s lease liabilities (Note 37) and certain of the bank borrowings (Note 36) are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

The following table indicates the instantaneous change in the Group’s profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered to be reasonably possible at the end of the reporting date.

	2019
	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/ (decrease) on profit after tax and retained profits RMB million
USD	1%	434
	(1%)	(434)

Euro	1%	26
	(1%)	(26)

Japanese Yen	10%	94
	(10%)	(94)

	2018
	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/ (decrease) on profit after tax and retained profits RMB million
USD	1%	195
	(1%)	(195)

Euro	1%	28
	(1%)	(28)

Japanese Yen	10%	103
	(10%)	(103)

4	Financial risk management and fair values (continued)

(c)	Foreign currency risk (continued)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and lease liabilities held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2018.

(d)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables, other receivables and derivative financial instruments.

Cash and cash equivalents

Substantially all of the Group’s cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

Trade receivables

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 31 December 2019, the balance due from BSP agents amounted to RMB984 million (31 December 2018: RMB955 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management’s expectations.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience indicates significantly different loss patterns for different customer segments, the loss allowance based on past due status is further distinguished between air ticket receivables, mileage credits sales receivables, general aviation service receivables, receivables on cooperation flights and other trade receivables.

4	Financial risk management and fair values (continued)

(d)	Credit risk (continued)

The following table provides information about the Group’s exposure to credit risk and ECLs for air ticket receivables as at 31 December 2019:

	31 December 2019
	Expected loss rate	Gross carrying amount	Loss allowance
	%	RMB million	RMB million
Within 3 months	0.01%	1,877	—
More than 3 months but less than 1 year	50.00%	11	6
More than 1 year but less than 2 years	100.00%	7	7
More than 2 years but less than 3 years	100.00%	—	—
More than 3 years	100.00%	16	16

		1,911	29

	31 December 2018
	Expected loss rate	Gross carrying amount	Loss allowance
	%	RMB million	RMB million
Within 3 months	0.01%	1,940	—
More than 3 months but less than 1 year	50.00%	8	4
More than 1 year but less than 2 years	100.00%	2	2
More than 2 years but less than 3 years	100.00%	6	6
More than 3 years	100.00%	16	16

		1,972	28

Expected loss rates are estimated with reference to actual loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The credit risk of mileage credits sales receivables, general aviation service receivables and receivables on cooperation flights are considered to be low. The Group does not make credit loss allowance for these receivables.

The Group measures credit loss allowance for other trade receivables amounted to RMB7 million (31 December 2018: RMB8 million) based on ECL’s.

4	Financial risk management and fair values (continued)

(d)	Credit risk (continued)

Movement in the loss allowance account in respect of trade receivables during the year is as follows:

	2019	2018
	RMB million	RMB million
Balance at 1 January	36	37
Amounts written off during the year	(11)	(2)
Impairment losses written back	(1)	(4)
Impairment losses recognised during the year	12	5

Balance at 31 December	36	36

Derivative financial instruments

The Group entered into derivative financial instruments arrangements with counterparties such as banks. Such arrangements are settled in net. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2018:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB4,281 million (2018: RMB4,292 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During 2019, the Group’s strategy, which was unchanged from 2018, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

The Group has initially applied IFRS 16 using the modified retrospective approach. Under this approach, the Group recognises right-of-use assets and corresponding lease liabilities for almost all leases previously accounted for as operating leases as at 1 January 2019. This caused a significant increase in the Group’s total debt and hence the Group’s debt ratio rose from 68% to 75% on 1 January 2019 when compared to its position as at 31 December 2018.

Except for the compliance of certain financial covenants for maintaining the Group’s banking facilities and borrowings, the Group is not subject to any externally imposed capital requirements. The Group complied with the financial covenants attached to borrowings as of and for the years ended 31 December 2019 and 2018.

4	Financial risk management and fair values (continued)

(g)	Fair value

(i)	Financial instruments carried at fair value

Fair value hierarchy

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•

Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair value measured using significant unobservable inputs

		Fair value at 31 December	Fair value measurements as at 31 December 2019 categorised into
	Note	2019 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement
Financial assets:
Other equity instrument investments:
– Non-listed shares	26	188	—	—	188
– Non-tradable shares	26	861	—	—	861
Other non-current financial assets:
– Listed shares	26	74	74	—	—
– Non-listed shares	26	32	—	—	32
Derivative financial assets:
– Interest rate swaps	27	3	—	3	—
– Cross currency swaps	27	187	—	187	—
– Forward foreign exchange contracts	27	31	—	31	—

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

Fair value hierarchy (continued)

		Fair value at 31 December	Fair value measurements as at 31 December 2018 categorised into
	Note	2018 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement
Financial assets:
Other equity instrument investments:
– Non-listed shares	26	234	—	—	234
– Non-tradable shares	26	846	—	—	846
Other non-current financial assets:
– Listed shares	26	71	71	—	—
– Non-listed shares	26	32	—	—	32
Other financial assets	26	440	—	440	—
Derivative financial assets:
– Interest rate swaps	27	75	—	75	—
Financial liabilities:
Derivative financial liabilities:
– Cross currency swaps	27	(44)	—	(44)	—

During the years ended 31 December 2019 and 2018, there were no transfers among level 1, level 2 and level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

Fair value of interest rate swaps in derivative financial assets is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

Fair value of cross currency swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the end of the reporting period, taking into account current exchange rates and interest rates and the current creditworthiness of the swap counterparties.

Fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curves in the respective currencies.

Fair value of other financial assets are the estimated amount that the Group would receive at the end of the reporting period, taking into account the current creditworthiness of the other financial assets counterparties.

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Other equity instruments investments
– Non-listed shares (1)&(3)	Market comparable companies	Discount for lack of marketability	22%
– Non-tradable shares (2)&(3)	Discounted cash flow	Expected profit growth rate during the projection period	10-12%
		Perpetual growth rate	3%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	34%
		Discount rate	9.90%

Other non-current financial assets
– Non-listed shares (2)	Discounted cash flow	Expected profit growth rate during the projection period	11%-15%
		Perpetual growth rate	1%-4%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	27%-43%
		Discount rate	9.90%-11.08%

(1)

The fair value of non-listed shares are determined by using comparable listed companies adjusted for lack of marketability discount. The fair value measurement is negatively correlated to the discount for lack of marketability.

(2)

The fair value of these non-tradable shares and non-listed shares is determined by discounting projected cash flow series associated with respective investments. The valuation takes into account the expected profit growth rates and expected dividend payout rate of the investees. The discount rates used have been adjusted to reflect specific risks relating to respective investees. The fair value measurement is positively correlated to the expected profit growth rates during the projection period, perpetual growth rate, perpetual dividend payout rate and expected dividend payout rates during the projection period of respective investees, and negatively correlated to the discount rates.

(3)

Any gain or loss arising from the remeasurement of the Group’s unlisted equity securities held for strategic purposes are recognised in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the equity securities, the amount accumulated in other comprehensive income is transferred directly to retained earnings.

(ii)	Financial instruments not carried at fair value

All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and lease liabilities are carried at amounts not materially different from their fair values as at 31 December 2019 and 2018.

5	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

(i)	Disaggregation of revenue

Disaggregation of revenue from contracts with customers by major services lines is as follow:

	Note	2019 RMB million	2018 RMB million
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
– Traffic revenue
– Passenger		138,502	128,038
– Cargo and mail		9,615	10,026
– Commission income		2,952	2,619
– Hotel and tour operation income		712	676
– General aviation income		564	476
– Ground services income		409	429
– Air catering income		353	391
– Cargo handling income		359	254
– Others		654	536

		154,120	143,445

Revenue from other sources:
– Rental income	19(f)	202	178

		154,322	143,623

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 6(a) and 6(b) respectively.

(ii)	Revenue expected to be recognised in the future arising from contracts with customers in existence at the reporting date

As at 31 December 2019, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programmes, amounted to RMB3,331 million (31 December 2018: RMB3,711 million) (Note 40). This amount represents revenue expected to be recognised in the future when the customers take possession of the goods or services redeemed.

6	Segment reporting

(a)	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment profit before taxation, assets and liabilities, which arises from different accounting policies, are set out in Note 6(c).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results of the Group for the year ended 31 December 2019 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Disaggregated by timing of revenue recognition
Point in time	2,996	2,747	(2,401)	—	3,342
Over time	149,799	2,785	(1,604)	—	150,980

Revenue from external customers	152,591	1,731	—	—	154,322
Inter-segment sales	204	3,801	(4,005)	—	—

Reportable segment revenue	152,795	5,532	(4,005)	—	154,322

Reportable segment profit before taxation	3,020	558	2	490	4,070

Reportable segment profit after taxation	2,224	446	2	423	3,095

Other segment information
Income tax	796	112	—	67	975
Interest income	64	41	(31)	—	74
Interest expense	5,833	43	(31)	—	5,845
Depreciation and amortisation	24,256	354	—	—	24,610
Impairment loss	38	—	—	—	38
Credit loss	11	2	—	—	13
Share of associates’ results	—	—	—	(178)	(178)
Share of joint ventures’ results	—	—	—	365	365
Remeasurement of the originally held equity interests in a joint venture	—	—	—	13	13
Change in fair value of financial assets / liabilities	—	—	—	265	265
Non-current assets additions during the year#	44,851	739	—	—	45,590

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended 31 December 2018 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Disaggregated by timing of revenue recognition
Point in time	2,532	1,975	(1,596)	—	2,911
Over time	139,671	3,822	(2,781)	—	140,712

Revenue from external customers	141,968	1,655	—	—	143,623
Inter-segment sales	235	4,142	(4,377)	—	—

Reportable segment revenue	142,203	5,797	(4,377)	—	143,623

Reportable segment profit before taxation	3,448	604	(60)	495	4,487

Reportable segment profit after taxation	2,567	457	(60)	492	3,456

Other segment information
Income tax	881	147	—	3	1,031
Interest income	107	18	—	—	125
Interest expense	3,054	148	—	—	3,202
Depreciation and amortisation	14,084	282	—	—	14,366
Impairment loss	12	—	—	—	12
Credit loss	2	1	—	—	3
Share of associates’ results	—	—	—	263	263
Share of joint ventures’ results	—	—	—	200	200
Fair value movement of financial instruments	—	—	—	12	12
Non-current assets additions during the year#	37,155	406	—	—	37,561

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment assets and liabilities of the Group as at 31 December 2019 and 31 December 2018 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
As at 31 December 2019
Reportable segment assets	295,439	7,048	(3,662)	7,821	306,646
Reportable segment liabilities	230,738	2,458	(3,604)	—	229,592
As at 31 December 2018
Reportable segment assets	234,755	6,479	(1,829)	7,250	246,655
Reportable segment liabilities	167,806	2,391	(1,769)	44	168,472

*

Unallocated assets primarily include interest in associates and joint ventures, derivative financial assets and equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss.

#

The additions of non-current assets do not include interest in associates and joint ventures, other equity instrument investments, other non-current financial assets, derivative financial assets and deferred tax assets.

(b)	Geographical information

The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment are analysed based on the following criteria:

(1)

Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

(2)

Revenue from commission income, hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2019 RMB million	2018 RMB million
Domestic	110,112	103,287
International	41,651	37,773
Hong Kong, Macau and Taiwan	2,559	2,563

	154,322	143,623

The major revenue earning asset of the Group is its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

6	Segment reporting (continued)

(c)	Reconciliation of reportable segment profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements

	Note	2019 RMB million	2018 RMB million
Profit before income tax
Reportable segment profit before taxation	6(a)	4,070	4,487
Capitalisation of exchange difference of specific loans	(i)	(16)	(124)
Government grants	(ii)	1	1

Consolidated profit before income tax		4,055	4,364

	Note	31 December 2019 RMB million	31 December 2018 RMB million
Assets
Reportable segment assets	6(a)	306,646	246,655
Capitalisation of exchange difference of specific loans	(i)	56	72
Government grants	(ii)	(6)	(7)
Adjustments arising from business combinations under common control	(iii)	237	237
Others		(5)	(8)

Consolidated total assets		306,928	246,949

	Note	31 December 2019 RMB million	31 December 2018 RMB million
Liabilities
Reportable segment liabilities	6(a)	229,592	168,472
Others		7	8

Consolidated total liabilities		229,599	168,480

Notes:

(i)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(ii)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(iii)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

7	Flight operation expenses

	2019 RMB million	2018 RMB million (Note)
Jet fuel costs	42,814	42,922
Flight personnel payroll and welfare	12,709	11,467
Air catering expenses	3,975	3,734
Civil Aviation Development Fund	2,332	2,940
Aircraft operating lease charges	1,412	8,726
Training expenses	1,142	894
Aircraft insurance	192	163
Others	5,990	5,370

	70,566	76,216

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

8	Maintenance expenses

	2019 RMB million	2018 RMB million
Aviation repair and maintenance charges	8,565	8,394
Staff payroll and welfare	2,976	2,736
Maintenance materials	1,516	1,574

	13,057	12,704

9	Aircraft and transportation service expenses

	2019 RMB million	2018 RMB million
Landing and navigation fees	17,658	15,980
Ground service and other charges	8,933	8,399

	26,591	24,379

10	Promotion and selling expenses

	2019 RMB million	2018 RMB million
Ticket office expenses	3,299	3,173
Sales commissions (Note)	2,214	2,027
Computer reservation services	959	892
Advertising and promotion	314	217
Others	969	727

	7,755	7,036

Note:

The Group applies the practical expedient in IFRS 15 and therefore expenses the portion of sales commissions which are regarded as directly related incremental costs of obtaining transportation contracts, as the amortisation period is less than one year.

11	General and administrative expenses

	2019 RMB million	2018 RMB million
General corporate expenses	3,705	3,477
Auditors’ remuneration	20	18
– Audit services	18	15
– Non-audit services	2	3
Other taxes and levies	348	275

	4,073	3,770

12	Depreciation and amortisation

	2019 RMB million	2018 RMB million (Note)
Depreciation of property, plant and equipment
– Owned assets	9,029	8,193
– Finance leases	—	5,776
Depreciation of right-of-use assets	15,263	—
Other amortisation	328	339

	24,620	14,308

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

13	Staff costs

	2019 RMB million	2018 RMB million
Salaries, wages and welfare	24,647	22,445
Defined contribution retirement scheme	2,794	2,387
Other retirement welfare subsidy	206	197
Early retirement benefits (Note 47)	—	1

	27,647	25,030

Staff costs relating to flight operation and maintenance are also included in the respective total amounts disclosed separately in Note 7 and Note 8 above.

Five highest paid individuals

None of the directors (2018: none), whose emoluments are reflected in Note 61, is among the five highest paid individuals in the Group for 2019. The aggregate emoluments in respect of the five (2018: five) individuals during the year are as follows:

	2019 RMB’000	2018 RMB’000
Salaries, wages and welfare	9,353	9,157
Retirement scheme contributions	791	738

	10,144	9,895

The emoluments of the five (2018: five) individuals with the highest emoluments are within the following bands:

	2019 Number of individuals	2018 Number of individuals
HK$2,000,001 to HK$2,500,000	5	5

14	Other net income

	2019 RMB million	2018 RMB million
Government grants (Note)	4,129	4,348
Gains on disposal of property, plant and equipment and construction in progress
– Aircraft and spare engines and construction in progress	34	584
– Other property, plant and equipment	106	18
Penalty income	273	216
Others	582	272

	5,124	5,438

Note:

Government grants mainly represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised during the year ended 31 December 2019.

15	Interest expense

	2019 RMB million	2018 RMB million (Note(i))
Interest on borrowings	1,840	1,891
Interest relating to leases liabilities (Note 21)	5,302	—
Interest relating to obligations under finance leases	—	2,409

Total interest expense on financial liabilities not at fair value through profit or loss	7,142	4,300
Less: interest expense capitalised (Note(ii))	(1,279)	(1,085)

	5,863	3,215
Interest rate swaps: cash flow hedge, reclassified from equity (Note 17&21)	(18)	(13)

	5,845	3,202

Notes:

(i)	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

(ii)	The weighted average interest rate used for interest capitalisation was 3.51% per annum in 2019 (2018: 3.54%).

16	Income tax

(a)	Income tax expense in the consolidated income statement

	2019 RMB million	2018 RMB million
PRC income tax
– Provision for the year	1,611	962
– Under/(over)-provision in prior year	10	(27)

	1,621	935

Deferred tax (Note 29)
Origination and reversal of temporary differences	(650)	65

Income tax expense	971	1,000

In respect of a majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

For the year of 2019, the Company and its branches are liable to income tax rates ranging from

15% to 25% (2018: 15% to 25%), and the subsidiaries of the Company are liable to income tax rates ranging from 15% to 30% (2018: 15% to 30%). China Southern West Australian Flying College Pty Ltd. (“Flying College”), one of the subsidiaries of the Company, is located in Australia and is subject to income tax at 30%. Certain subsidiaries of the Company are located in Hong Kong and are subject to income tax at 16.5%.

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2019 RMB million	2018 RMB million
Profit before income tax	4,055	4,364

Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note 16(a))	964	1,089
Adjustments for tax effect of:
Non-deductible expenses	18	23
Share of results of associates and joint ventures and other non-taxable income	(50)	(121)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognised	62	73
Utilisation of unused tax losses and deductible temporary differences for which no deferred tax assets were recognised in prior years	(3)	(17)
Under/(over)-provision in prior year	10	(27)
Super deduction of research and development expenses	(30)	(20)

Tax expense	971	1,000

17	Other comprehensive income

	2019 RMB million	2018 RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	(54)	42
Reclassification adjustments for amounts transferred to profit or loss:
– interest expense (Note 15)	(18)	(13)
Net deferred tax credited / (debited) to other comprehensive income	17	(7)

	(55)	22

Equity investments measured at FVOCI:
Changes in fair value recognised during the year	(31)	319
Net deferred tax credited / (debited) to other comprehensive income	7	(80)

	(24)	239

Share of other comprehensive income of an associate
Will not be reclassified to profit or loss	3	(4)

Differences resulting from the translation of foreign currency financial statements	(7)	(2)

18	Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2019 is based on the profit attributable to equity shareholders of the Company of RMB2,640 million (2018: RMB2,895 million) and the weighted average of 12,267,172,286 shares in issue during the year (2018: 10,718,916,979 shares).

	2019	2018
	million	million
Issued ordinary shares at 1 January	12,267	10,088
Effect of issuance of A shares	—	450
Effect of issuance of H shares	—	181

Weighted average number of ordinary shares at 31 December	12,267	10,719

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the years ended 31 December 2019 and 2018.

19	Property, plant and equipment, net

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At 1 January 2018	794	12,611	105,974	99,367	21,906	6,629	247,281
Acquisitions through business combinations	—	51	—	—	12	34	97
Additions	—	48	3,644	7,049	1,250	424	12,415
Transfer from construction in progress	—	489	4,792	8,038	401	414	14,134
Reclassification on change of holding intention	19	(19)	—	—	—	—	—
Reclassification on exercise of purchase option	—	—	3,940	(3,940)	—	—	—
Transfer to assets held for sale	—	—	(1,804)	—	(106)	—	(1,910)
Disposals	—	(26)	(7,784)	(154)	(774)	(252)	(8,990)

At 31 December 2018	813	13,154	108,762	110,360	22,689	7,249	263,027

Impact on initial application of IFRS 16 (Note 2(b))	—	—	—	(110,360)	(81)	—	(110,441)

At 1 January 2019	813	13,154	108,762	—	22,608	7,249	152,586

Acquisitions through business combinations	—	—	—	—	—	18	18
Additions	—	181	3,034	—	2,380	860	6,455
Transferred from construction in progress (Note 20)	—	2,515	871	—	200	456	4,042
Reclassification on change of holding intention:
– transferred to other property, plant and equipment, net	(327)	327	—	—	—	—	—
– transferred to right-of-use assets, net (Note 21)	(16)	—	—	—	—	—	(16)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	2,641	—	—	—	2,641
Disposals	—	(131)	(2,032)	—	(803)	(330)	(3,296)

At 31 December 2019	470	16,046	113,276	—	24,385	8,253	162,430

19	Property, plant and equipment, net (continued)

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:
At 1 January 2018	270	3,965	50,995	17,011	11,678	4,436	88,355
Depreciation charge for the year	29	413	5,667	5,776	1,462	622	13,969
Reclassification on change of holding intention	15	(15)	—	—	—	—	—
Reclassification on exercise of purchase options	—	—	1,072	(1,072)	—	—	—
Transferred to assets held for sale	—	—	(1,582)	—	(104)	—	(1,686)
Disposal	—	(10)	(6,912)	(154)	(664)	(240)	(7,980)
Impairment losses written off on disposals	—	—	(322)	—	(1)	—	(323)

At 31 December 2018	314	4,353	48,918	21,561	12,371	4,818	92,335

Impact on initial application of IFRS 16 (Note 2(b))	—	—	—	(21,561)	—	—	(21,561)

At 1 January 2019	314	4,353	48,918	—	12,371	4,818	70,774

Depreciation charge for the year	29	444	6,390	—	1,483	683	9,029
Reclassification on change of holding intention:
– transferred to other property, plant and equipment, net	(172)	172	—	—	—	—	—
– transferred to right-of-use assets, net (Note 21)	(5)	—	—	—	—	—	(5)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	874	—	—	—	874
Disposals	—	(52)	(1,993)	—	(698)	(238)	(2,981)
Provision for impairment losses (Note 19(d))	—	—	18	—	—	—	18
Impairment losses written off on disposals (Note 19(c))	—	—	(30)	—	(37)	—	(67)

At 31 December 2019	166	4,917	54,177	—	13,119	5,263	77,642

Net book value:
At 31 December 2019	304	11,129	59,099	—	11,266	2,990	84,788

At 31 December 2018	499	8,801	59,844	88,799	10,318	2,431	170,692

(a)	As at 31 December 2019, the accumulated impairment provision of aircraft and flight equipment of the Group is RMB985 million (31 December 2018: RMB1,034 million).
(b)

As at 31 December 2019, certain aircraft of the Group with an aggregate carrying value of approximately RMB339 million (31 December 2018: RMB373 million) were mortgaged under certain loans (Note 36(a)(i)).

(c)

For the year ended 31 December 2019, certain aircraft and other flight equipment were disposed, against which impairment provision had been provided in previous years and the impairment provision of RMB30 million for these aircraft and RMB37 million for the other flight equipment was written off respectively.

19	Property, plant and equipment, net (continued)

(d)

As at 31 December 2019, the Group reviewed the recoverable amounts of the aircraft and related assets and made an additional impairment provision of RMB18 million for its aircraft. The estimates of recoverable amounts were based on the greater of the assets’ fair value less costs of disposal and the value in use. The fair value on which the recoverable amount is based on is categorised as a level 3 measurement and it was determined by reference to the recent observable market prices for the aircraft fleet and flight equipment. In cases when value in use are based, the pre-tax discount rate used in the estimate is 9.00%.

(e)

As at 31 December 2019 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the properties located in Guangdong, Guangxi, Guizhou, Xiamen, Heilongjiang, Jilin, Beijing, Henan, Xinjiang, Hainan, Shanghai, Hubei, Chongqing, Liaoning and Chengdu, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2019, carrying value of such properties of the Group amounted to RMB7,106 million (31 December 2018: RMB5,289 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

(f)

The Group leased out investment properties and facilities under operating leases. The leases typically run for an initial period of one to ten years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB202 million (2018: RMB178 million) was recognised by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and other property, plant and equipment, upon the intention of commencement or cessation of lease.

The Group’s total future minimum lease income under non-cancellable operating leases are as follows:

	2019	2018
	RMB million	RMB million
Within 1 year	38	55
After 1 year but within 5 years	74	39
After 5 years	36	7

	148	101

(g)

As at 31 December 2019, certain investment properties of the Group with an aggregate carrying value of approximately RMB15 million (31 December 2018: RMB18 million) were mortgaged for certain bank borrowings (Note 36(a)(i)).

20	Construction in progress

	Advance payment for aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million
At 1 January 2018	27,543	2,690	30,233
Additions	19,973	4,486	24,459
Transferred to property, plant and equipment	(13,231)	(903)	(14,134)
Transferred to others	—	(155)	(155)
Transferred to lease prepayments	—	(7)	(7)
Disposals	(2,605)	—	(2,605)

At 31 December 2018	31,680	6,111	37,791

At 1 January 2019	31,680	6,111	37,791
Additions	10,512	5,780	16,292
Transferred to property, plant and equipment (Note 19)	(1,071)	(2,971)	(4,042)
Transferred to right-of-use assets (Note 21)	(10,202)	(313)	(10,515)
Transferred to others	—	(304)	(304)

At 31 December 2019	30,919	8,303	39,222

21	Right-of-use assets

	Aircraft and engines	Land use rights	Buildings	Others	Total
		RMB million
	RMB million	(Note 1)	RMB million	RMB million	RMB million
Cost:
At 1 January 2019	187,991	3,671	1,300	138	193,100
Additions	20,609	225	1,490	51	22,375
Transfer from construction in progress (Note 20)	10,202	110	—	203	10,515
Reclassification with investment properties (Note 19)	—	16	—	—	16
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(2,641)	—	—	—	(2,641)
Disposals	(780)	—	—	—	(780)

At 31 December 2019	215,381	4,022	2,790	392	222,585

Accumulated amortisation:
At 1 January 2019	55,048	701	—	—	55,749
Amortisation charge for the year	14,485	107	637	34	15,263
Reclassification with investment properties (Note 19)	—	5	—	—	5
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(874)	—	—	—	(874)
Disposals	(769)	—	—	—	(769)

At 31 December 2019	67,890	813	637	34	69,374

Net book value:
At 31 December 2019	147,491	3,209	2,153	358	153,211

At 1 January 2019	132,943	2,970	1,300	138	137,351

Note 1:

The Group was formally granted the rights to use certain parcels of land by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.

As at 31 December 2019 and up to the date of approval of these financial statements, the Group is in the process of applying for land use right certificates in respect of certain land used by the Group. As at 31 December 2019, carrying value of such land use rights of the Group amounted to RMB843 million (31 December 2018: RMB922 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

As at 31 December 2019, certain land use rights of the Group with an aggregate carrying value of approximately RMB87 million (31 December 2018: lease prepayments of RMB88 million) were mortgaged for certain bank borrowings (Note 36(a)(i)).

21	Right-of-use assets (continued)

In addition to the amortisation charged, the analysis of expense items in relation to leases recognised in profit or loss is as follows:

	2019	2018
		RMB million
	RMB million	(Note)
Interest on lease liabilities (Note 15)	5,302	2,409
Interest rate swaps: cash flow hedge, reclassified from equity (Note 15)	(18)	(13)
Expense relating to leases with remaining lease term ending on or before 31 December 2019	2,092	—
Expense relating to leases of variable lease payments not included in the measurement of lease liabilities	81	—
Total minimum lease payments for leases previously classified as operating leases under IAS 17	—	9,920

Note: The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at 1 January 2019 to recognise right-of-use assets relating to leases which were previously classified as operating leases under IAS 17. The depreciated carrying amount of the finance lease assets which were previously included in property, plant and equipment and lease prepayments is also identified as right-of-use assets. After initial recognition of right-of-use assets at 1 January 2019, the Group as a lessee is required to recognise the amortisation of right-of-use assets, instead of the previous policy of recognising rental expenses incurred under operating leases on a straight-line basis over the lease term. Under this approach, the comparative information is not restated. See Note 2(b).

During the year, additions to right-of-use assets were primarily related to the capitalised lease payments payable under new tenancy agreements and newly acquired leasehold aircraft.

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 34(d) and Note 37 respectively.

22	Goodwill

	2019	2018
	RMB million	RMB million
Cost and carrying amount:	237	237

Impairment tests for cash-generating units containing goodwill

	2019	2018
	RMB million	RMB million
Southern Airlines Group Import and Export Trading Company (“SAIETC”)	182	182
Xiamen Airlines Culture and Media Co., Ltd. (“XACM”)	55	55

Total	237	237

The recoverable amount of the CGU is determined based on value-in-use calculation. The calculation uses cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using an estimated weighted average growth rate which does not exceed the long-term average growth rates for the business in which the CGU operates.

The cash flows of the above entities are discounted using pre-tax discount rates ranging from 10.5% to 13.5% (2018: 10.5% to 13.5%).

23	Subsidiaries

All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital		Proportion of ownership interest held by the Company	Principal activity
China Southern Airlines Henan Airlines Company Limited (i)	PRC	RMB	6,000,000,000	60%	Airline transportation
Xiamen Airlines (i)&(v)	PRC	RMB	8,000,000,000	55%	Airline transportation
Chongqing Airlines Company Limited (i)	PRC	RMB	1,200,000,000	60%	Airline transportation
Shantou Airlines Company Limited (i)	PRC	RMB	280,000,000	60%	Airline transportation
Zhuhai Airlines Company Limited (i)	PRC	RMB	250,000,000	60%	Airline transportation
Guizhou Airlines Company Limited (i)	PRC	RMB	1,220,000,000	60%	Airline transportation
Guangzhou Nanland Air Catering Company Limited (ii)	PRC	RMB	240,000,000	70.50%	Air catering
Guangzhou Baiyun International Logistic Company Limited (i)	PRC	RMB	50,000,000	61%	Logistics operations
Beijing Southern Airlines Ground Services Company Limited (i)	PRC	RMB	18,000,000	100%	Airport ground services
Nan Lung International Freight Limited	Hong Kong	HKD	3,270,000	51%	Freight services
Southern Airlines General Aviation Company Limited (i)	PRC	RMB	1,000,000,000	100%	General aviation
SAIETC (i)	PRC	RMB	15,000,000	100%	Import and export agent services
Zhuhai Xiang Yi Aviation Technology Company Limited (i)	PRC	RMB	469,848,000	100%	Flight simulation services
China Southern Airlines Xiongan Airlines Company Limited (i)	PRC	RMB	600,000,000	100%	Airline transportation
Flying College	Australia	AUD	39,651,627	84.30%	Pilot training services
Southern Airlines Freight and Logistics (Guangzhou) Co.,Ltd (i)	PRC	RMB	1,000,000,000	100%	Logistics operations
Shenyang Northern Aircraft Maintenance Co., Ltd. (“Shenyang Aircraft Maintenance”) (i) & (iii)	PRC	RMB	31,520,545	100%	Aircraft repair and maintenance services
Guangdong Southern Airline Pearl Aviation Services Company Limited (“Pearl Aviation Services”) (i) & (iv)	PRC	RMB	5,000,000	100%	Hotel management services

23	Subsidiaries (continued)

(i)	These subsidiaries are PRC limited liability companies.
(ii)	This subsidiary is a sino-foreign equity joint venture company established in the PRC.
(iii)	Shenyang Aircraft Maintenance

Pursuant to the equity transfer agreement entered into between the Company and a third party, the Company acquired 21% equity interests Shenyang Aircraft Maintenance, a former joint venture of the Company, at a cash consideration of RMB14 million on 23 April 2019. On the same date, the Company obtained control over Shenyang Aircraft Maintenance, and Shenyang Aircraft Maintenance became a wholly-owned subsidiary of the Company. The acquisition of Shenyang Aircraft Maintenance enables the Group to engage in comprehensive maintenance service.

In the period from the acquisition date to 31 December 2019, Shenyang Aircraft Maintenance contributed revenue of RMB39 million and profit of RMB1 million to the Group’s results. If the acquisition had occurred on 1 January 2019, management estimates that consolidated revenue would have been increased by RMB21 million, and consolidated profit for the year would have been increased by RMB4 million. In determining these amounts, management have assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on 1 January 2019. The information above is the amount before inter-company eliminations.

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognised values on acquisition
RMB million
Non-current assets	31
Current assets	41
Non-current liabilities	(6)
Current liabilities	(3)

Total net identifiable assets	63

Analysis of the net inflow of cash and cash equivalents in respect of the acquisitions:
Cash consideration paid	(14)
Cash and cash equivalents acquired	26

Net cash inflow	12

23	Subsidiaries (continued)

(iv)	Pearl Aviation Services

Pursuant to the equity transfer agreement entered into between the Company and the other third parties shareholders of Pearl Aviation Services, the Company acquired 100% equity interests in Pearl Aviation Services at a consideration of RMB9 million on 17 December 2019. On the same date, the Company obtained the control of Pearl Aviation Services, and Pearl Aviation Services became a wholly-owned subsidiary of the company. The acquisition of Pearl Aviation Services enables the Group to engage in hotel management services business.

As the acquisition was completed in December, limited amount of revenue and profit were contributed to the Group by Pearl Aviation Services. If the acquisition had occurred on 1 January 2019, management estimates that consolidated revenue would have been increased by RMB499 million, and consolidated profit for the year would have been increased by RMB17 million. In determining these amounts, management have assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on 1 January 2019. The information above is the amount before inter-company eliminations.

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognised values on acquisition
RMB million
Non-current assets	19
Current assets	252
Current liabilities	(257)

Total net identifiable assets	14

Analysis of the net inflow of cash and cash equivalents in respect of the acquisitions:
Cash consideration paid	(9)
Cash and cash equivalents acquired	173

Net cash inflow	164

23	Subsidiaries (continued)

(v)	Material non-controlling interests

As at 31 December 2019, the balance of total non-controlling interests is RMB13,223 million (31 December 2018: RMB13,212 million), of which RMB9,003 million (31 December 2018: RMB9,035 million) is for Xiamen Airlines. The rest of non-controlling interests are not individually material.

Set out below are the summarised financial information for Xiamen Airlines.

		2018
	2019 RMB million	RMB million (Note)
Non-controlling interests percentage	45%	45%

Current assets	3,010	4,029
Non-current assets	53,855	43,234
Current liabilities	(15,494)	(14,397)
Non-current liabilities	(22,233)	(13,678)
Net assets	19,138	19,188
Carrying amount of non-controlling interests	9,003	9,035

Revenue	32,612	30,225
Profit for the year	784	915
Total comprehensive income	798	1,111
Profit allocated to non-controlling interests	350	393
Dividend paid to non-controlling interests	45	68

Net cash generated from operating activities	8,259	3,559
Net cash (used in)/generated from investing activities	(1,990)	889
Net cash used in financing activities	(6,097)	(4,363)

The information above is the amount before inter-company eliminations.

Note:

The subsidiary has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at 1 January 2019 to recognise right-of-use assets and lease liabilities relating to leases which were previously classified as operating leases under IAS 17. Under this approach, the comparative information is not restated.

24	Interest in associates

	2019	2018
	RMB million	RMB million
Share of net assets	3,322	3,181

All the Group’s associates are unlisted without quoted market price. The particulars of the Group’s principal associates as at 31 December 2019 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Southern Airlines Group Finance Co.,Ltd. (“SA Finance”) (Note)	PRC	48.59%	41.81%	6.78%	48.59%	Provision of airlines financial services
Sichuan Airlines Co.,Ltd. (“Sichuan Airlines”)	PRC	39%	39%	—	39%	Airline transportation
Southern Airlines Culture and Media Co., Ltd.(“SACM”)	PRC	40%	40%	—	40%	Advertising services
Shenyang Konggang Logistic Co.,Ltd. (“Shenyang Konggang”)	PRC	42.80%	42.80%	—	42.80%	Ground services
Xinjiang Civil Aviation Property Management Limited	PRC	42.80%	42.80%	—	42.80%	Property management

Note: In March 2019, the Group made capital injection of RMB500 million into SA Finance, and the share of equity interest held by the Group increased from 33.98% to 48.59%;

There is no associate that is individually material to the Group.

The Group has interest in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarised as following:

		2018
	2019 RMB million	RMB million (Note)
Aggregate carrying amount of individually immaterial associates	3,322	3,181
Aggregate amounts of the Group’s share of:
(Loss)/profit from continuing operations	(178)	263
Other comprehensive income	3	(4)

Total comprehensive income	(175)	259

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

25	Interest in joint ventures

	2019	2018
	RMB million	RMB million
Share of net assets	3,124	2,812

All the Group’s joint ventures are unlisted without quoted market price. The particulars of the Group’s principal joint ventures as at 31 December 2019 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Guangzhou Aircraft Maintenance Engineering Co., Ltd. (“GAMECO”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services

MTU Maintenance Zhuhai Co., Ltd. (“MTU”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services

There is no joint venture that is individually material to the Group.

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarised as follows:

	2019	2018
	RMB million	RMB million
Aggregate carrying amount of individually immaterial joint ventures	3,124	2,812
Aggregate amounts of the Group’s share of:
Profit from continuing operations and total comprehensive income	365	200

26	Financial assets

Non-current financial assets

	Note		2019 RMB million	2018 RMB million
Other equity instrument investments (FVOCI)
– Non-listed shares	(i	)	188	234
– Non-tradable shares	(i	)	861	846

			1,049	1,080

Other non-current financial assets (FVPL)
– Listed shares	(i	)	74	71
– Non-listed shares	(i	)	32	32

			106	103

26	Financial assets (continued)

Current financial assets

		2019	2018
	Note	RMB million	RMB million
Other financial assets	(ii)	—	440

Notes:

(i)	Dividend income generated from the investments amounted to RMB23 million for the year of 2019 in total (2018: RMB20 million).
(ii)	This represents certain financing product the Group purchased from a commercial bank.

27	Derivative financial assets/(liabilities)

		2019	2018
	Note	RMB million	RMB million
Current assets:
Cross currency swaps	(i)	187	—
Forward foreign exchange contracts	(ii)	31	—

		218	—

Non-current assets:
Interest rate swaps	(iii)	3	75

Current liabilities:
Cross currency swaps	(i)	—	(44)

Notes:

(i)

The Group entered into cross currency swaps to mitigate its interest rate risk and currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest rate ranging from 3.39% to 3.67% per annum (2018: 3.20% to 3.91% per annum) and principal payments in RMB. At 31 December 2019, the fair value of the cross currency swaps amounted to RMB187 million was recognised in assets (31 December 2018: RMB44 million recognised in liabilities). The notional principal of the outstanding cross currency swaps as at 31 December 2019 amounted to USD620 million (31 December 2018: USD979 million).

(ii)

In 2019, the Group entered into forward foreign exchange contracts to mitigate its forward currency risk. At 31 December 2019, the fair value of the forward foreign exchange contracts amounted to RMB31 million was recognised in assets (31 December 2018: nil). The notional principal of the outstanding forward foreign exchange contracts as at 31 December 2019 amounted to USD1,035 million (31 December 2018: nil).

(iii)

In 2015, the Group entered into interest rate swaps to mitigate its cash flow interest rate risk. The interest rate swaps allow the Group to pay at fixed rate from 1.64% to 1.72% per annum to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at 31 December 2019 amounted to USD325 million (31 December 2018: USD393 million).

28	Changes in fair value of financial assets/(liabilities)

	2019	2018
	RMB million	RMB million
Other non-current financial assets (FVPL) (Note 26)	3	(8)
Cross currency swaps (Note 27)	231	20
Forward foreign exchange contracts (Note 27)	31	—

	265	12

29	Deferred tax assets/(liabilities)

(a)	Movements of net deferred tax assets are as follows:

	At 31 December 2018 RMB million	Impact on Initial application of IFRS 16 RMB million	Acquired in business combination RMB million	(Charged)/ credited to consolidated income statement RMB million	Credited to other comprehensive income RMB million	At 31 December 2019 RMB million
For the year ended 31 December 2019
Deferred tax assets:
Net effect on right-of-use assets	—	1,312	—	511	—	1,823
Accrued expenses	929	—	—	185	—	1,114
Provision for major overhauls	697	(417)	—	(18)	—	262
Contract liabilities/other non-current liabilities	81	—	—	(13)	—	68
Provision for impairment losses	210	—	—	(129)	—	81
Provision for tax losses	22	—	—	(15)	—	7
Change in fair value of derivative financial liabilities	11	—	—	(11)	—	—
Others	85	—	—	29	—	114

	2,035	895	—	539	—	3,469

Deferred tax liabilities:
Accrued expenses	(211)	—	—	20	—	(191)
Depreciation allowances under tax in excess of the related depreciation under accounting	(618)	—	—	140	—	(478)
Change in fair value of derivative financial assets	(18)	—	—	—	17	(1)
Change in fair value of other equity instrument investments	(236)	—	—	—	7	(229)
Change in fair value of other non-current financial assets	(19)	—	—	(1)	—	(20)
Change in fair value of financial assets	—	—	—	(54)	—	(54)
Fair value re-measurement of identifiable assets in business combination	(25)	—	(6)	2	—	(29)
Others	(18)	—	—	4	—	(14)

	(1,145)	—	(6)	111	24	(1,016)

Net deferred tax assets	890	895	(6)	650	24	2,453

29	Deferred tax assets/(liabilities) (continued)

(a)	Movements of net deferred tax assets are as follows: (continued)

	At 31 December 2017	Impact on initial application of IFRS 9/15	(Charged)/ credited to consolidated income statement	Charged to other comprehensive income	At 31 December 2018
	RMB million	RMB million	RMB million	RMB million	RMB million
For the year ended 31 December 2018
Deferred tax assets:
Accrued expenses	1,020	—	(91)	—	929
Provision for major overhauls	691	—	6	—	697
Deferred revenue	88	(88)	—	—	—
Contract liabilities/other non-current liabilities	—	87	(6)	—	81
Provision for impairment losses	248	—	(38)	—	210
Provision for tax losses	10	—	12	—	22
Change in fair value of derivative financial liabilities	16	—	(5)	—	11
Others	82	—	3	—	85

	2,155	(1)	(119)	—	2,035

Deferred tax liabilities:
Accrued expenses	(216)	—	5	—	(211)
Depreciation allowances under tax in excess of the related depreciation under accounting	(633)	—	15	—	(618)
Change in fair value of derivative financial assets	(11)	—	—	(7)	(18)
Change in fair value of available-for-sale equity securities	(141)	141	—	—	—
Change in fair value of other equity instrument investments	—	(156)	—	(80)	(236)
Change in fair value of other non-current financial assets	—	(21)	2	—	(19)
Fair value re-measurement of identifiable assets in business combination	(26)	—	1	—	(25)
Others	(49)	—	31	—	(18)

	(1,076)	(36)	54	(87)	(1,145)

Net deferred tax assets	1,079	(37)	(65)	(87)	890

29	Deferred tax assets/(liabilities) (continued)

(b)	Reconciliation to the consolidated statement of financial position:

	2019	2018
	RMB million	RMB million
Net deferred tax asset recognised in the statement of financial position	2,692	1,566
Net deferred tax liability recognised in the statement of financial position	(239)	(676)

	2,453	890

(c)	Deferred tax assets not recognised

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. The Group’s unused tax losses of RMB667 million (2018: RMB492 million) have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

	2019	2018
	RMB million	RMB million
Expiring in:
2019	—	193
2020	—	—
2021	92	95
2022	82	82
2023	116	122
2024	377	—

	667	492

As at 31 December 2019, the Group’s other deductible temporary differences amounting to RMB951 million (31 December 2018: RMB822 million) have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

30	Other assets

	Prepayment for exclusive use right of an airport terminal	Software	Leasehold improvements	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2018	220	316	181	677	1,394
Additions	—	105	—	407	512
Acquisitions through business combinations	—	—	36	—	36
Transferred from construction in progress	—	69	86	—	155
Disposals	—	—	—	(6)	(6)
Amortisation for the year	(10)	(118)	(61)	(126)	(315)

At 31 December 2018	210	372	242	952	1,776
Impact on initial application of IFRS 16 (Note 2(b))	(210)	—	—	—	(210)

At 1 January 2019	—	372	242	952	1,566
Additions	—	75	—	338	413
Acquisitions through business combinations	—	—	9	23	32
Transferred from construction in progress	—	183	113	—	296
Amortisation for the year	—	(148)	(113)	(67)	(328)

At 31 December 2019	—	482	251	1,246	1,979

Representing:

		2019	2018
	Note	RMB million	RMB million
Prepayments to related parties for acquisition of long-term assets	43(b)&52(c)	513	227
Amount paid to third parties and others		1,466	1,549

		1,979	1,776

31	Inventories

	2019	2018
	RMB million	RMB million
Consumable spare parts and maintenance materials	1,683	1,688
Other supplies	264	232

	1,947	1,920
Less: provision	(54)	(221)

	1,893	1,699

Provision for inventories is shown as below:

	2019	2018
	RMB million	RMB million
At 1 January	221	226
Provision for inventories	20	12
Provision written off upon disposal	(187)	(17)

At 31 December	54	221

32	Trade receivables

	2019	2018
	RMB million	RMB million
Trade receivables	3,188	2,937
Less: loss allowance	(36)	(36)

	3,152	2,901

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2019	2018
	RMB million	RMB million
Within 1 month	2,308	2,325
More than 1 month but less than 3 months	555	492
More than 3 months but less than 12 months	297	90
More than 1 year	28	30

	3,188	2,937
Less: loss allowance	(36)	(36)

	3,152	2,901

All of the trade receivables are expected to be recovered within one year.

32	Trade receivables (continued)

(b)	Trade receivables by currencies

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2019	2018
	RMB million	RMB million
RMB	2,686	2,430
USD	151	179
EURO	65	104
AUD	33	6
TWD	22	27
GBP	18	13
Others	213	178

	3,188	2,937

As at 31 December 2019, the fair value of trade receivables approximates its carrying amount.

33	Other receivables

		2019	2018
	Note	RMB million	RMB million
VAT recoverable		5,214	5,342
Government grants receivables	(i)	1,275	982
Rebate receivables on aircraft acquisitions		616	686
Other deposits		203	426
Others	(ii)	557	584

		7,865	8,020
Less: loss allowance		(5)	(5)

		7,860	8,015

Notes:

(i)	Government grants receivables are recognised as there is reasonable assurance that they will be received and the Group has complied with the conditions attaching to them.
(ii)

The amounts include term deposits of RMB43 million (31 December 2018: RMB264 million), which have a maturity over 3 months at acquisition. The weighted average annualised interest rate of term deposits as at 31 December 2019 is 2.54% (31 December 2018: 2.26%).

As at 31 December 2019, the fair value of other receivables approximates to their carrying amount.

34	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2019	2018
	RMB million	RMB million
Deposits in banks and other financial institutions	1	19
Cash at bank and other financial institutions and on hand	1,848	6,909

Cash and cash equivalents in the consolidated statement of financial position	1,849	6,928

As at 31 December 2019, the fair value of cash and cash equivalents approximates its carrying amount.

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2019	2018
	RMB million	RMB million
RMB	1,231	6,281
USD	395	267
EURO	34	53
AUD	59	138
JPY	17	22
HKD	13	22
Others	100	145

	1,849	6,928

34	Cash and cash equivalents (continued)

(b)	Reconciliation of profit before income tax to cash generated from operating activities

	Note	2019 RMB million	2018 RMB million (Note)
Profit before income tax		4,055	4,364
Adjustments for:
Depreciation and amortisation charges	12	24,292	13,969
Other amortisation	12	328	339
Impairment losses on property, plant, equipment	19	18	—
Share of associates’ results	24	178	(263)
Share of joint ventures’ results	25	(365)	(200)
Gain on disposal of property, plant and equipment and construction in progress	14	(140)	(602)
Changes in fair value of financial instruments	28	(265)	(12)
Remeasurement of the originally held equity interests in a joint venture		(13)	—
Interest income		(74)	(125)
Interest expense	15	5,845	3,202
Dividends income from other non-current financial assets		(23)	(20)
Exchange losses, net		1,268	2,820
Changes in working capital:
Increase in inventories		(179)	(77)
(Decrease)/increase in contract liabilities and other non-current liabilities		(337)	450
Increase in sales in advance of carriage		1,709	1,441
Increase/(decrease) in deferred benefits and gains		73	(147)
Decrease/(increase) in operating receivables		1,178	(5,322)
Increase in operating payables		2,180	1,357

Cash generated from operating activities		39,728	21,174

Note:

The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at 1 January 2019 to recognise right-of-use assets and lease liabilities relating to leases which were previously classified as operating leases under IAS 17. Previously, cash payments under operating leases made by the Group as a lessee of RMB9,920 million were included in operating cash outflows in the consolidated cash flow statement. Under IFRS 16, except for short-term lease payments and payments for leases of low value assets not included in the measurement of lease liabilities, all other rentals paid on leases are now split into capital element and interest element and classified as financing cash outflows and operating cash outflows, respectively. Under the modified retrospective approach, the comparative information is not restated. Further details on the impact of the transition to IFRS 16 are set out in Note 2(b).

34	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities

	Bank loans and other borrowings RMB million (Note 36)	Obligations under finance leases RMB million (Note 38)	Lease liabilities RMB million (Note 37)	Interest rate swaps held to hedge borrowings (assets) RMB million (Note 27)	Cross currency swaps (liabilities) RMB million (Note 27)	Cross currency swaps (assets) RMB million (Note 27)	Total RMB million
At 31 December 2018 (Note)	54,417	72,221	—	(75)	44	—	126,607

Impact on initial application of IFRS 16	—	(72,221)	120,377	—	—	—	48,156

At 1 January 2019	54,417	—	120,377	(75)	44	—	174,763
Changes from financing cash flows:

Proceeds from bank borrowings	33,985	—	—	—	—	—	33,985
Proceeds from ultra-short-term financing bills	43,489	—	—	—	—	—	43,489
Proceeds from corporate bonds	7,497	—	—	—	—	—	7,497
Repayment of bank borrowings	(50,374)	—	—	—	—	—	(50,374)
Repayment of ultra-short-term financing bills	(25,000)	—	—	—	—	—	(25,000)
Repayment of corporate bonds	(12,951)	—	—	—	—	—	(12,951)
Capital element of lease rentals paid	—	—	(17,784)	—	—	—	(17,784)

Total changes from financing cash flows	(3,354)	—	(17,784)	—	—	—	(21,138)

Exchange adjustments	108	—	1,130	—	—	—	1,238

Changes in fair value	—	—	—	72	(44)	(187)	(159)

Other changes:
Increase in lease liabilities from entering into new leases during the year (Note 54)	—	—	30,351	—	—	—	30,351
Amortisation amount of bond	9	—	—	—	—	—	9

Total other changes	9	—	30,351	—	—	—	30,360

At 31 December 2019	51,180	—	134,074	(3)	—	(187)	185,064

Note: The Group has initially applied IFRS 16 using the modified retrospective method and adjusted the opening balances at 1 January 2019 to recognise lease liabilities relating to leases which were previously classified as operating leases under IAS 17. See Note 2(b) and Note 34(b).

34	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities (continued)

	Bank loans and other borrowings RMB million (Note 36)	Obligations under finance leases RMB million (Note 38)	Interest rate swaps held to hedge borrowings (assets) RMB million (Note 27)	Cross currency swaps (liabilities) RMB million (Note 27)	Total RMB million
At 1 January 2018	48,287	67,924	(46)	64	116,229

Changes from financing cash flows:

Proceeds from bank borrowings	34,385	—	—	—	34,385
Proceeds from issuance of ultra-short-term financing bills	5,500	—	—	—	5,500
Proceeds from corporate bonds	2,000	—	—	—	2,000
Repayment of bank borrowings	(34,260)	—	—	—	(34,260)
Repayment of ultra-short-term financing bills	(1,500)	—	—	—	(1,500)
Repayment of corporate bonds	(345)	—	—	—	(345)
Repayment of principal under finance lease obligations	—	(10,433)	—	—	(10,433)

Total changes from financing cash flows	5,780	(10,433)	—	—	(4,653)

Exchange adjustments	350	1,440	—	—	1,790

Changes in fair value	—	—	(29)	(20)	(49)

Other changes:
Additions of obligations under finance leases (Note 54)	—	13,290	—	—	13,290

Total other changes	—	13,290	—	—	13,290

At 31 December 2018	54,417	72,221	(75)	44	126,607

34	Cash and cash equivalents (continued)

(d)	Total cash outflow for leases

Amounts included in the cash flow statement for leases comprise the following:

	2019 RMB million	2018 RMB million (Note)
Within operating cash flows	(7,457)	(12,316)
Within investing cash flows	(224)	(113)
Within financing cash flows	(17,784)	(10,433)

	(25,465)	(22,862)

Note: As explained in the Note to Note 34(b), the adoption of IFRS 16 introduces a change in classification of cash flows of certain rentals paid on leases. The comparative amounts have not been restated.

These amounts relate to the following:

	2019	2018
	RMB million	RMB million
Lease rentals paid	(25,241)	(22,749)
Addition of land use rights	(224)	(113)

	(25,465)	(22,862)

35	Assets held for sale

Assets held for sale mainly represent property, plant and equipment which are planned to be sold in the next 12 months and are measured at the lower of their carrying amounts and fair values less costs to sell.

	2019	2018
	RMB million	RMB million
Owned aircraft and other flight equipment	—	224

As at 31 December 2018, the carrying amount of the assets held for sale is RMB224 million, while their fair value less cost to sell is RMB238 million. The fair value on which the recoverable amount is based is categorised as a level 3 measurement.

36	Borrowings

(a)	Borrowings are analysed as follows:

	2019	2018
	RMB million	RMB million
Non-current
Long-term borrowings
– secured (Note (i))	10	511
– unsecured	2,381	8,911

	2,391	9,422
Corporate bond
– unsecured (Note (ii))	8,646	4,655
Medium-term notes
– unsecured (Note (iii))	2,600	1,599

	13,637	15,676

Current
Current portion of long-term borrowings
– secured (Note (i))	90	94
– unsecured	51	808
Short-term borrowings
– unsecured	12,250	20,739
Ultra-short-term financing bills
– unsecured	22,497	4,000

	34,888	25,641
Current portion of corporate bond and medium-term notes
– unsecured (Notes (ii)&(iii))	2,655	13,100

	37,543	38,741

Total borrowings	51,180	54,417

The borrowings are repayable:

Within one year	37,543	38,741
In the second year	3,773	7,757
In the third to fifth year	8,389	6,004
After the fifth year	1,475	1,915

Total borrowings	51,180	54,417

36	Borrowings (continued):

(a)	Borrowings are analysed as follows (continued):

Notes:

(i)

As at 31 December 2019, bank borrowings of the Group of approximately RMB10 million (31 December 2018: RMB390 million) were secured by certain owned aircraft with a carrying amount of RMB339 million (31 December 2018: RMB373 million). Bank borrowings of approximately RMB90 million (31 December 2018: RMB215 million) were secured by certain land use rights under right-of-use assets of RMB87 million (31 December 2018: lease prepayments of RMB88 million) and investment property of RMB15 million (31 December 2018: RMB18 million).

(ii)

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on 20 November 2015 at a bond rate of 3.63%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB345 million were redeemed by the Company in 2018 at the request of investors, and the remaining bonds of RMB2,655 million will mature within one year.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on 3 March 2016 at a bond rate of 2.97%. The corporate bonds mature in three years. The bonds with nominal value of RMB5,000 million were redeemed by the Company in 2019.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on 25 May 2016 at a bond rate of 3.12%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB4,851 million were redeemed by the Company in 2019 at the request of investors, and the remaining bonds of RMB149 million will mature in five years from the issue date.

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on 26 November 2018 at a bond rate of 3.92%. The corporate bonds mature in three years.

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on 21 February 2019 at a bond rate of 3.45%. The corporate bonds mature in three years.

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on 16 May 2019 at a bond rate of 3.72%. The corporate bonds mature in three years.

Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,500 million on 20 November 2019 at a bond rate of 3.58%. The corporate bonds mature in three years.

(iii)

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,300 million on 15 August 2016 at an interest rate of 2.97%. The medium-term notes mature in three years and were redeemed in 2019.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,600 million on 20 October 2016 at an interest rate of 3.11%. The medium-term notes mature in five years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,800 million on 21 November 2016 at an interest rate of 3.38%. The medium-term notes mature in three years and were redeemed in 2019.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on 18 October 2019 at an interest rate of 3.20%. The medium-term notes mature in three years.

36	Borrowings (continued):

(b)	As at 31 December 2019, the Group’s weighted average interest rates on short-term borrowings were 3.70% per annum (31 December 2018: 3.92% per annum).

(c)	Details of borrowings with original maturity over one year are as follows:

	2019	2018
	RMB million	RMB million
Renminbi denominated loans
Fixed interest rate at 1.20% per annum as at 31 December 2019, with maturities through 2027	19	19
Corporate Bond – Fixed bond rate at 2.97%~3.92%	11,301	14,655
Medium-term notes – Fixed interest rate at 2.97%~3.38%	2,600	4,699
Floating interest rates at 90%~100% of benchmark interest rate (stipulated by PBOC) as at 31 December 2019, with maturities through 2033	1,633	10,213
Fixed interest rate at 3.92% per annum as at 31 December 2019, with maturities through 2022	800	—
Fixed interest rate at 4.41% per annum as at 31 December 2019, with maturities through 2034	80	—

USD denominated loans
Fixed interest rate at 3.32% per annum as at 31 December 2018, with maturities through 2020	—	92

	16,433	29,678
Less: loans due within one year classified as current liabilities	(2,796)	(14,002)

	13,637	15,676

(d)	The carrying amounts of the borrowings are denominated in the following currencies:

	2019	2018
	RMB million	RMB million
Renminbi	46,823	47,607
USD	4,357	6,810

	51,180	54,417

The Group has certain borrowings as well as significant lease liabilities (Note 37) which are denominated in USD as at 31 December 2019. The net exchange loss of RMB1,477 million for the year ended 31 December 2019 (2018: net exchange loss of RMB1,853 million) was mainly attributable to the translation of balances of borrowings and lease liabilities which are denominated in USD.

36	Borrowings (continued):

(e)

The balance of long-term and short-term borrowings as at 31 December 2019 included entrusted loans from CSAH via SA Finance to the Group amounted to RMB800 million and RMB4,720 million (31 December 2018: Nil and RMB500 million), respectively (Note 52(d)(ii)).

(f)

Certain of the Group’s banking facilities are subject to the fulfilment of covenants relating to certain of the Group’s consolidated statement of financial position ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in Note 4(a). As at 31 December 2019 and 2018, none of the covenants relating to drawn down facilities had been breached.

37	Lease liabilities

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the current reporting period and at the date of transition to IFRS 16:

	31 December 2019		1 January 2019 (Note)
	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments
	RMB million	RMB million	RMB million	RMB million
Within 1 year	19,998	25,404	16,921	21,507

After 1 year but within 2 years	19,249	23,860	16,018	20,033
After 2 years but within 5 years	54,155	63,003	50,709	59,111
After 5 years	40,672	44,814	36,729	40,307

	114,076	131,677	103,456	119,451

	134,074	157,081	120,377	140,958

Less: total future interest expenses		(23,007)		(20,581)

Present value of lease liabilities		134,074		120,377

Note:

The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at 1 January 2019 to recognise lease liabilities relating to leases which were previously classified as operating leases under IAS 17. These liabilities have been aggregated with the brought forward balances relating to leases previously classified as finance leases. Comparative information as at 31 December 2018 has not been restated as set out in Note 38 and relates solely to leases previously classified as finance leases. Further details on the impact of the transition to IFRS 16 are set out in Note 2(b).

37	Lease liabilities (continued)

		Denominated obligations by currencies
For the year ended	Effective	USD	Japanese Yen	Renminbi	Euro	Other currencies	Total
31 December 2019	interest rate	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Fixed interest rates	1.75%~5.03%	50,568	10	7,023	15	22	57,638
Floating interest rates	0%~5.22%	15,335	1,272	56,100	3,535	194	76,436

		65,903	1,282	63,123	3,550	216	134,074

		Denominated obligations by currencies
For the year ended	Effective	USD	Japanese Yen	Renminbi	Euro	Other currencies	Total
31 December 2018	interest rate	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Fixed interest rates	1.75%~5.03%	8,630	—	1,097	—	—	9,727
Floating interest rates	0%~5.80%	18,237	1,457	38,629	3,927	244	62,494

		26,867	1,457	39,726	3,927	244	72,221

38	Obligations under finance leases

As at 31 December 2018, obligation under finance leases are as follows:

	2018
	Present value of the minimum lease payments	Total minimum lease payments	Interest
	RMB million	RMB million	RMB million
Within 1 year	9,555	12,062	2,507
After 1 year but within 2 years	9,572	11,738	2,166
After 2 years but within 5 years	32,285	36,765	4,480
After 5 years	20,809	22,200	1,391

	72,221	82,765	10,544
Less: balance due within one year classified as current liabilities	(9,555)

	62,666

The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, obligations under finance leases of RMB72,221 million (including the current portion) at 31 December 2018 was reclassified to lease liabilities (Note 37) at 1 January 2019.

39	Trade payables

Ageing analysis of trade payables based on transaction date is set out below:

	2019	2018
	RMB million	RMB million
Within 1 month	563	406
More than 1 month but less than 3 months	506	829
More than 3 months but less than 6 months	450	476
More than 6 months but less than 1 year	568	423
More than 1 year	230	175

	2,317	2,309

As at 31 December 2019, the fair value of trade payables approximates to their carrying amount.

The carrying amounts of the Group’s trade payables are denominated in the following currencies:

	2019	2018
	RMB million	RMB million
Renminbi	1,845	1,910
USD	423	376
Others	49	23

	2,317	2,309

40	Contract liabilities

	2019 RMB million	2018 RMB million
Unredeemed credits under the frequent flyer award programmes (Notes (i) & (ii))	1,568	1,693
Others	42	—

	1,610	1,693

Notes:

(i)

As at 31 December 2019, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programmes, amounted to RMB3,331 million (31 December 2018: RMB3,711 million). This amount represents revenue expected to be recognised in the future when the customers take possession of the goods or services redeemed.

(ii)	The amounts represent the unredeemed credits under the frequent flyer award programmes. Movement in the accounts is set out below:

	2019	2018
	RMB million	RMB million
Balance at 1 January	3,711	3,261
– Current	1,693	1,461
– Non-current	2,018	1,800
Addition as a result of increase of the unredeemed credits under the frequent flyer award programmes	1,979	2,161
Reduction as a result of revenue recognised during the year	(2,359)	(1,711)
Representing:
– Recognised as revenue from opening balance of contract liabilities	(1,948)	(1,461)
– Recognised as revenue from current year addition of contract liabilities	(411)	(250)

Balance at 31 December	3,331	3,711

Representing:
– Current	1,568	1,693
– Non-current (Note 42)	1,763	2,018

41	Sales in advance of carriage

As at 31 December 2019, the amount of sales in advance of carriage represents revenue expected to be recognised in the future when the customers take possession of and accept the passenger transportation services to be provided by the Group. During the year, RMB8,398 million (2018: RMB7,279 million) which was included in the opening balance of the sales in advance of carriage was recognised as revenue.

42	Other non-current liabilities

		2019	2018
	Note	RMB million	RMB million
Unredeemed credits under the frequent flyer award programmes	40	1,763	2,018
Others		19	18

		1,782	2,036

43	Balances with related companies

(a)	Amounts due from related companies

		2019	2018
	Note	RMB million	RMB million
Current
CSAH and its affiliates		18	51
Associates		35	22
Joint ventures		20	17

	52(c)	73	90

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)	Prepayments to related companies for acquisition of long-term assets

		2019	2018
	Note	RMB million	RMB million
Non-current
CSAH and its affiliates		160	80
An associate		353	147

	30&52(c)	513	227

(c)	Amounts due to related companies

		2019	2018
	Note	RMB million	RMB million
Current
CSAH and its affiliates		116	49
Associates		1	12
Joint ventures		53	63
Other related companies		—	3

	52(c)	170	127

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

44	Accrued expenses

		2018
	2019	RMB million
	RMB million	(Note)
Repairs and maintenance	4,312	4,468
Jet fuel costs	1,846	1,900
Salaries and welfare	3,974	3,212
Landing and navigation fees	2,612	2,492
Computer reservation services	461	585
Provision for major overhauls (Note 46)	883	821
Interest expenses	345	771
Air catering expenses	147	166
Provision for early retirement benefits (Note 47)	1	2
Others	1,164	1,265

	15,745	15,682

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

45	Other liabilities

	2019	2018
	RMB million	RMB million
Civil Aviation Development Fund and airport tax payable	1,937	2,012
Payable for purchase of property, plant and equipment	2,070	1,608
Sales agent deposits	592	597
Other taxes payable	426	443
Deposit received for chartered flights	214	186
Others	2,002	1,727

	7,241	6,573

As at 31 December 2019, the fair value of the balances approximate their carrying amount.

46	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under leases are as follows:

	2019	2018
	RMB million	RMB million
At 1 January (Note)	4,349	3,370
Additional provision	768	943
Utilisation	(692)	(661)

At 31 December	4,425	3,652
Less: current portion (Note 44)	(883)	(821)

	3,542	2,831

Note:	On the date of transition to IFRS 16, provision for major overhauls of RMB697 million (including current portion) were recognised at 1 January 2019. See Note 2(b).

47	Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2019	2018
	RMB million	RMB million
At 1 January	4	7
Provision for the year (Note 13)	—	1
Payments made during the year	(3)	(4)

At 31 December	1	4
Less: current portion (Note 44)	(1)	(2)

	—	2

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

48	Deferred benefits and gains

	2019 RMB million	2018 RMB million (Note)
Leases rebates	—	47
Maintenance rebates	600	746
Gains relating to sale and leaseback	—	15
Government grants	222	85
Others	11	13

	833	906

Note:

On the date of transition to IFRS 16, leases rebates of RMB47 million, maintenance rebates of RMB84 million and gains relating to sales and leaseback of RMB15 million, previously included in deferred benefits and gains, were adjusted to costs of right-of-use assets recognised at 1 January 2019. See Note 2(b).

49	Share capital

	2019	2018
	RMB million	RMB million
Registered, issued and paid up capital:
Trade-restricted:
489,202,658 A shares of RMB1.00 each owned by CSAH (2018: 489,202,658 shares of RMB1.00 each) (Note (ii))	489	489
Nil A share (2018: 1,088,870,431 shares of RMB1.00 each) (Note (ii))	—	1,089
600,925,925 H shares of RMB1.00 each (2018: 600,925,925 shares of RMB1.00 each) (Note (ii))	601	601

	1,090	2,179

Tradable:
4,039,228,665 A shares of RMB1.00 each owned by CSAH (2018: 4,039,228,665 shares of RMB1.00 each)	4,039	4,039
4,072,291,766 A shares of RMB1.00 each (2018: 2,983,421,335 shares of RMB1.00 each)	4,073	2,984
3,065,523,272 H shares of RMB1.00 each (2018: 3,065,523,272 shares of RMB1.00 each)	3,065	3,065

	11,177	10,088

	12,267	12,267

Notes:

(i)	All the A and H shares rank pari passu in all material respects.
(ii)

In September 2018, the Company issued 1,578,073,089 A shares (“new A shares”) to CSAH and other six entities, and issued 600,925,925 H shares (“new H shares”) to a fellow subsidiary of CSAH. The new A shares issued to CSAH are restricted for trading within 36 months upon completion of the issuance, whereas other new A shares issued to other parties are restricted for trading within 12 months upon completion of the issuances. In 2019, the trading restriction of 1,088,870,431 A shares issued to other parties was released. Further, in accordance with the H shares subscription agreement entered into between the Company and the fellow subsidiary of CSAH, the fellow subsidiary of CSAH committed not to trade or transfer any of the new H shares within 36 months upon completion of the issuance.

50	Reserves

(a)	Dividends

Dividends payable to equity shareholders of the Company attributable to the year:

	2019	2018
	RMB million	RMB million
Nil dividend proposed after the end of the reporting year (2018: RMB0.05 per share) (inclusive of applicable tax)	—	613

The directors did not propose any final dividend in respect of the year ended 31 December 2019 (2018: RMB0.05 per share (inclusive of applicable tax), amounting to a total dividend of RMB613 million).

(b)	Share premium

The share premium represents the difference between the par value of the shares of the Company and proceeds received from the issuance of the shares of the Company.

(c)	Fair value reserve (recycling)

The fair value reserve (recycling) represents the hedge reserve which comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges in Note 2(g).

(d)	Fair value reserve (non-recycling)

The fair value reserve (non-recycling) comprises the cumulative net change in the fair value of equity investments designated at FVOCI under IFRS 9 that are held at the end of the reporting period (see Note 2(f)).

(e)	Other reserves

Other reserves mainly comprise statutory surplus reserve. According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

Statutory surplus reserve can be used to offset prior years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

For the year ended 31 December 2019, the Company made appropriation of statutory surplus reserve of RMB181 million (2018: RMB221 million).

For the year ended 31 December 2019, the Group recorded an increase in other reserves of RMB44 million arising from adjustments in carrying amount of interest in associates relating to changes in an associate’s reserves (2018: RMB4 million), and recorded a decrease in other reserves of RMB10 million arising from acquisition of non-controlling interests in a subsidiary (2018: Nil).

51	Commitments

(a)	Capital commitments

Capital commitments outstanding as at 31 December 2019 not provided for in the financial statements were as follows:

	2019	2018
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorised and contracted for	71,224	82,199

Investment commitments
– authorised and contracted for
– share of capital commitments of a joint venture	322	26
– capital contributions for acquisition of non-controlling interests in a subsidiary	232	—
– capital contributions for acquisition of interests in a joint venture	—	14

	554	40
– authorised but not contracted for
– share of capital commitments of a joint venture	31	21

	585	61

Commitments for other property, plant and equipment
– authorised and contracted for	4,571	7,224
– authorised but not contracted for	10,451	14,062

	15,022	21,286

	86,831	103,546

As at 31 December 2019, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2019	2018
	RMB million	RMB million
2019	—	38,141
2020	41,442	32,395
2021	21,077	8,628
2022	5,464	3,035
2023 and afterwards	3,241	—

	71,224	82,199

(b)	Operating lease commitments

As at 31 December 2018, the Group recorded a total commitment to operating leases of RMB75,729 million for contracted lease. Among which, the Group had operating lease commitments to CSAH and its affiliates in respect of lease payments for land and buildings of RMB665 million and aircraft of RMB78 million.

The Group is the lessee in respect of a number of properties, aircraft and flight equipment held under leases which were previously classified as operating leases under IAS 17. The Group has initially applied IFRS 16 using the modified retrospective approach. Under this approach, the Group adjusted the opening balances at 1 January 2019 to recognise lease liabilities relating to these leases (see Note 2(b)). From 1 January 2019 onwards, future lease payments are recognised as lease liabilities in the consolidated statement of financial position in accordance with the policies set out in Note 2(k), and the details regarding the Group’s future lease payments are disclosed in Note 37.

52	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors (excluding independent non-executive directors) as disclosed in Note 61, is as follows:

	2019	2018
	RMB’000	RMB’000
Salaries, wages and welfare	13,803	15,218
Retirement scheme contributions	1,785	1,797

	15,588	17,015

	2019	2018
	RMB’000	RMB’000
Directors and supervisors (Note 61)	1,298	878
Senior management	14,290	16,137

	15,588	17,015

Total remuneration is included in “staff costs” (Note 13).

52	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.

Details of the significant transactions carried out by the Group are as follows:

		2019	2018
	Note	RMB million	RMB million
Income received from CSAH and its affiliates
Cargo handling income and rental income*	(i)	7	4
Aviation material sales income*	(ii)	36	6
Entrusted management income*	(iii)	27	27
Commission income*	(iv)	14	—
Others*		1	9

Purchase of goods and services form CSAH and its affiliates
Cargo handling charges*	(v)	—	111
Commission expenses*	(v)	44	14
Transportation expense*	(v)	—	10
Maintenance material purchase expense and lease charges for maintenance material*	(ii)	165	98
Software service expenses*	(ii)	—	5
Air catering supplies expenses*	(i)	142	135
Repairing charges*	(vi)	—	1,184
Lease charges for land and buildings*	(vii)	353	294
Property management fee*	(viii)	151	106
Acquisition of property*	(ix)	—	160
Others*		7	5

Purchase of goods and services form joint ventures and associates
Repairing charges	(vi)	2,442	786
Repairing charges and maintenance material purchase expenses	(x)	2,956	2,692
Ground service expenses	(xi)	112	123
Air catering supplies	(xii)	93	98
Advertising expenses*	(xiii)	196	105
Property management fee	(xiv)	26	28
Commission expenses	(xv)	14	—
Others		7	7

52	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

		2019	2018
	Note	RMB million	RMB million
Income received from joint ventures and associates
Maintenance material sales and handling income	(xvi)	7	15
Entrustment income for advertising media business*	(xiii)	1	1
Repairing income	(xv)	4	11
Air catering supplies income	(xv)	35	16
Transfer of pilots income	(xv)	35	—
Commission income*	(xvii)	—	20
Ground service income	(xviii)	16	13
Labor service income and rental income	(xix)	8	22
Others		15	13

Income received from other related company
Air tickets income	(xx)	—	9

Purchase of goods and services form other related companies
Advertising expenses	(xx)	—	10
Computer reservation services	(xxii)	685	592
Aviation supplies expenses	(xxi)	53	48
Canteen service	(xxi)	24	19
Others		9	3

Acquisition from CSAH and its affiliates
Equity transaction*	(vi)	—	1,602

Aircraft related transactions with CSAH and its affiliates
Payment of lease charges on aircraft*	(xxiii)	2,696	1,542
Consideration of disposal of aircraft*	(xxiii)	—	481

(i)	Shenzhen Air Catering Co., Ltd. (“SACC”) is an associate of CSAH.

Air catering supplies expenses are payable by the Group in respect of certain in-flight meals and related services with SACC.

In addition, the Group leased certain equipment to SACC under operating lease agreements.

(ii)	China Aviation Supplies Holding Company (“CASC”) is an associate of CSAH.

The Group purchases software service, as well as purchases and leases maintenance material from CASC, and CASC also purchases maintenance material from the Group.

52	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

(iii)	The Group provides entrusted management service to CSAH.
(iv)	Southern Airlines Insurance Brokerage Co., Ltd. (“SAIB”), is a wholly-owned subsidiary of CSAH. The Group provides certain website resources to SAIB for the sales of air insurance.
(v)

China Southern Airlines Group Ground Services Co., Ltd. (“GSC”), is a wholly-owned subsidiary of CSAH. GSC entered into liquidation at the year end of 2018 and has no transaction with the Group this year.

Commission is earned by Shenzhen Baiyun Air Service Co.,Ltd., the subsidiary of GSC, in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the Civil Aviation Administration of China and International Air Transportation Association.

(vi)	MTU, a former joint venture of CSAH, provides comprehensive maintenance services to the Group. MTU became a joint venture of the Group on 28 August 2018.
(vii)	The Group leases certain land and buildings in the PRC from CSAH and its affiliates. The amount represents rental payments for land and buildings paid or payable to CSAH and its affiliates.
(viii)

China Southern Airlines Group Property Management Co., Ltd., a wholly-owned subsidiary of CSAH. COHL& CSAH Construction Development Co.,Ltd., a joint venture of CSAH. Both of them provide property management services to the Group.

(ix)	The Group acquires properties from COHL&CSAH Construction Development Co.,Ltd.
(x)	GAMECO and Shenyang Aircraft Maintenance, joint venture of the Group, provide comprehensive maintenance services to the Group.

The Company acquired 21% equity interest in Shenyang Aircraft Maintenance on 23 April 2019, Shenyang Aircraft Maintenance became a wholly-owned subsidiary of the Company (Note23(iii)).

The Group also purchases maintenance material from GAMECO.

(xi)	Beijing Aviation Ground Services Co.,Ltd. and Shenyang Konggang Logistic Co., Ltd., associates of the Group provide ground services to the Group.
(xii)	Beijing Airport Inflight Kitchen Co.,Ltd. is an associate of the Group and provides air catering related services to the Group.
(xiii)	SACM, an associate of the Group, provides advertising services to the Group. The Group provides certain media resources to SACM.
(xiv)	Xinjiang Civil Aviation Property Management Ltd., an associate of the Group, provides property management services to the Group.

52	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

(xv)	The Group provides repairing service and air catering supplies service to Sichuan Airlines.

Commission is earned by Sichuan Airlines in connection with the air tickets sold on behalf of the Group.

In addition, the Group transferred pilots to Sichuan Airlines.

(xvi)	The Group imports and sells maintenance materials to GAMECO and earns maintenance material sales and handling income.
(xvii)	The Group provides certain website resources to SA Finance for the sales of air insurance.
(xviii)	The Group provides ground services to Shenyang Konggang Logistic Co.,Ltd. and Sichuan Airlines, which are associates of the Group.
(xix)

The Group provides labor service to Shenyang Aircraft Maintenance, and the charge rates are determined by reference to prevailing market price. In addition, the Group leases certain property and equipment to Shenyang Aircraft Maintenance.

(xx)

Phoenix Satellite Television Holdings Ltd. (“the Phoenix Group”) was a related party of the Group as the board chairman of the Phoenix Group was appointed as a non-executive director of the Group and resigned on 20 December 2017. The transaction incurred in the year before 20 December 2018 was deemed to be the related party transaction. It provides advertising services to the Group.

In addition, the Group sells tickets to the Phoenix Group on market price.

(xxi)	The chairman of Pearl Aviation Services is the key management personnel of the Company. The Group purchases aviation supplies and canteen services from Pearl Aviation Services.

In December 2019, Pearl Aviation Services became a wholly-owned subsidiary of the Group (Note23(iv)).

(xxii)

China Travel Sky Holding Company is a related party of the Group as a key management personnel of the Group was appointed as the director of China Travel Sky Holding Company. It provides computer reservation services.

(xxiii)

China Southern Airlines International Finance Leasing Co., Ltd. (“CSA International”), originally a wholly-owned subsidiary of CSAH, and became a joint venture of CSAH in 2019, provides aircraft and engines lease services to the Group. Also, the Group disposed aircraft to CSA International.

*

These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in section “CONNECTED TRANSACTION” of the Report of Director.

52	Material related party transactions (continued)

(c)	Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

Details of amounts due from/to CSAH and its affiliates, associates, joint ventures and other related company of the Group:

	2019	2018
Note	RMB million	RMB million
Receivables:
CSAH and its affiliates	18	51
Associates	35	22
Joint ventures	20	17

43(a)	73	90

	2019	2018
Note	RMB million	RMB million
Prepayments of acquisition of long-term assets:
CSAH and its affiliates	160	80
An associate	353	147

30&43(b)	513	227

	2019	2018
Note	RMB million	RMB million
Payables:
CSAH and its affiliates	116	49
Associates	1	12
Joint ventures	53	63
Other related companies	—	3

43(c)	170	127

	2019	2018
	RMB million	RMB million
Accrued expenses:
CSAH and its affiliates	55	62
Associates	169	139
Joint ventures	2,092	2,320
Other related companies	274	633

	2,590	3,154

Lease liabilities:
The CSAH and its affiliates	23,734	—

Obligations under finance leases:
CSAH and its affiliates	—	13,360

Except the lease liabilities, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

52	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties

(i)	Loans from related parties

At 31 December 2019, loans from SA Finance to the Group amounted to RMB76 million (31 December 2018: RMB758 million).

The unsecured loans are repayable as follows:

	2019	2018
	RMB million	RMB million
Within 1 year	23	630
After 1 year but within 2 years	—	10
After 2 years but within 5 years	53	118

	76	758

Interest expense paid on such loans amounted to RMB9 million (2018: RMB18 million) and the interest rates range from 4.28% to 4.35% per annum during the year ended 31 December 2019 (2018: 3.92% to 4.51%).

(ii)	Entrusted loans from CSAH

In 2019, CSAH, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAH, as the lender, entrusted SA Finance to lend RMB5,520 million (31 December 2018: RMB500 million) to the Group from 10 July 2019 to 8 July 2022. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

The unsecured entrusted loans are repayable as follows:

		2019	2018
	Note	RMB million	RMB million
Within 1 year	36(e)	4,720	500
After 1 year but within 2 years		—	—
After 2 years but within 5 years	36(e)	800	—

		5,520	500

Interest expense paid on such loans amounted to RMB86 million (2018: RMB10 million) at interest rates 3.92% per annum during the year ended 31 December 2019 (2018: 3.92% per annum).

(iii)	Deposits placed with SA Finance

As at 31 December 2019, the Group’s deposits with SA Finance are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

	2019	2018
	RMB million	RMB million
Deposits placed with SA Finance	711	5,583

Interest income received on such deposits amounted to RMB40 million during the year ended 31 December 2019 (2018: RMB80 million).

52	Material related party transactions (continued)

(e)	Commitments to CSAH

As at 31 December 2018, the Group had operating lease commitments to CSAH and its affiliates in respect of lease payments for land and buildings of RMB665 million and aircraft of RMB78 million. The Group is the lessee in respect of a number of properties, aircraft and flight equipment held under leases which were previously classified as operating leases under IAS 17. The Group has initially applied IFRS 16 using the modified retrospective approach. Under this approach, the Group adjusted the opening balances at 1 January 2019 to recognise lease liabilities relating to these leases (see Note 2(b)). From 1 January 2019 onwards, operating lease commitments are recognised as lease liabilities in the statement of financial position in accordance with the policies set out in Note 2(k), and the details regarding the Group’s future lease payments are disclosed in Note 37.

As at 31 December 2019, the Group did not had capital commitments to CSAH (2018: RMB291 million in respect of capital payments for other flight equipment).

53	Employee benefits plan

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 12% to 16% (2018: 13% to 20%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2019 was approximately RMB985 million (2018: RMB598 million).

(b)	Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to income statement.

54	Supplementary information to the consolidated cash flow statement

Non-cash transactions

(i)	Introducing of aircraft

During the year ended 31 December 2019, aircraft introduced under leases amounted to RMB30,351 million (2018: aircraft acquired under finance leases RMB13,290 million).

(ii)	Acquisition of a joint venture through issuance of new shares

During the year ended 31 December 2018, CSAH subscribed the new A shares (Note 49) of the Company with a cash consideration and the equity interests held in MTU, representing 50% of the total equity interests of MTU. The related non-cash equity transaction of financing activities amounted to RMB1,741 million.

55	Contingent liabilities

(a)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings.

(b)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2018: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2019, total personal bank loans of RMB275 million (31 December 2018: RMB318 million), under these guarantees, were drawn down from the banks. During the year, no payment has been made by the Group (2018: RMB1 million) due to the default of payments of certain pilot trainees.

56	Comparative figures

The Group has initially applied IFRS 16 at 1 January 2019. Under the transition methods chosen, comparative information is not restated. Further details of the changes in accounting policies are disclosed in Note 2(b).

57	Immediate and ultimate controlling party

As at 31 December 2019, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAH, a state-owned enterprise established in the PRC.

58	Non-adjusting events after the financial year end

(a)

On 30 October 2019, the Company entered into the A Share Subscription Agreement with CSAH, pursuant to which the Company is to issue not more than 2,453,434,457 (inclusive) new A Shares to CSAH (“the A Share Issuance”). The total funds to be raised from the A Share Issuance will be not more than RMB16,800 million (inclusive). In the meantime, the Company entered into the H Share Subscription Agreement with Nan Lung (a wholly-owned subsidiary of CSAH), pursuant to which the Company is to issue not more than 613,358,614 (inclusive) new H shares (“the H Share Issuance”). The total funds to be raised from the H Share Issuance will be not more than HKD3,500 million (inclusive). The consideration of A and H shares will be satisfied by cash. Both of the A Share Issuance and the H Share Issuance were approved by the Extraordinary General Meeting and the respective Class Meetings on 27 December 2019. The Company received the “Acceptance Notice of the Application for Administration Permission” issued by China Securities Regulatory Commission (“CSRC”) for the A Share Issuance and H share Issuance on 6 January 2020 and 11 February 2020, respectively. Up to the issuance date of these financial statements, the A Share Issuance and H Share Issuance are under review by CSRC.

(b)

The COVID-19 outbreak (the “Outbreak”) since early 2020 has brought about uncertainties in the Group’s operating environment and has impacted the Group’s operations and financial position. The Group’s revenue tonne kilometers for the first two months of 2020 has decreased by approximately 37% as compared to the same period of 2019. The Group estimates the Outbreak will have an adverse impact on the Group’s business operation and operating revenue for the year 2020, which casts uncertainties in the Group’s operating environment. The Group has been closely monitoring the impact of the developments on the Group’s business and has put in place contingency measures. These contingency measures include: temporarily reducing the numbers of flights of certain routes, provisionally suspending certain domestic and international routes according to the travel restrictions of related countries and regions. Based on the Group’s actual performance in early 2020, contingent measures put in place and unutilised available banking facilities (Note 4(a)), etc., the Directors of the Company have carried out a review of the cash flow forecast of the Group for the eighteen months period after the balance sheet date. Based on such forecast, the Directors of the Company believe that adequate funding will be available for the working capital and capital expenditure requirements of the Group during that period. Up to the issuance date of these financial statements, the Outbreak hasn’t ended and the Group cannot reasonably estimate its impact on the business operation and financial performance. The Group will proactively keep contingency measures under review as the situation evolves.

59	Company-level statement of financial position

	31 December 2019 RMB million	1 January 2019 RMB million	31 December 2018 RMB million (Note)
Non-current assets
Property, plant and equipment, net	57,282	55,279	130,279
Construction in progress	30,121	29,634	29,634
Right-of-use assets	125,269	107,419	—
Lease prepayments	—	—	1,316
Investments in subsidiaries	9,283	8,727	8,727
Interest in associates	1,059	832	832
Interest in joint ventures	1,933	1,839	1,839
Aircraft operating lease deposits	375	497	497
Other equity instrument investments	188	234	234
Other non-current financial assets	22	16	16
Derivative financial assets	3	75	75
Deferred tax assets	2,530	2,279	1,534
Other assets	1,106	893	1,103

	229,171	207,724	176,086

Current assets
Inventories	1,235	1,053	1,053
Trade receivables	1,626	2,071	2,071
Other receivables	5,933	5,231	5,231
Cash and cash equivalents	858	3,620	3,620
Restricted bank deposits	78	78	78
Prepaid expenses and other current assets	1,533	2,489	2,891
Other financial assets	—	440	440
Derivative financial assets	218	—	—
Amounts due from related companies	1,955	956	956
Assets held for sale	689	—	—

	14,125	15,938	16,340

Current liabilities
Derivative financial liabilities	—	44	44
Borrowings	37,241	32,280	32,280
Lease liabilities	15,511	12,730	—
Current portion of obligations under finance leases	—	—	7,883
Trade payables	835	281	281
Contract liabilities	—	1,572	1,572
Sales in advance of carriage	8,318	7,007	7,007
Deferred revenue	1,442	—	—
Current income tax	—	310	310
Amounts due to subsidiaries and other related companies	4,673	5,069	5,069
Accrued expenses	12,331	12,233	12,562
Other liabilities	4,803	4,560	4,560

	85,154	76,086	71,568

59	Company-level statement of financial position (continued)

	Note	31 December 2019 RMB million	1 January 2019 RMB million	31 December 2018 RMB million (Note)
Non-current liabilities
Borrowings		10,469	13,417	13,417
Lease liabilities		94,075	81,019	—
Obligations under finance leases		—	—	52,395
Other non-current liabilities		1,597	1,817	1,817
Provision for major overhauls		2,230	2,512	2,077
Provision for early retirement benefits		—	1	1
Deferred benefits and gains		442	496	642

		108,813	99,262	70,349

Net assets		49,329	48,314	50,509

Capital and reserves
Share capital		12,267	12,267	12,267
Reserves	60	37,062	36,047	38,242

Total equity		49,329	48,314	50,509

Note:	The Company has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated.

Approved and authorised for issue by the Board of Directors on 30 March 2020.

Wang Chang Shun	Ma Xu Lun
Director	Director

60	Reserves movement of the Company

	Share premium RMB million	Fair value reserve (recycling) RMB million	Fair value reserve (non- recycling) RMB million	Other reserves RMB million	Retained profits RMB million	Total RMB million
Balance at 1 January 2018	14,929	34	93	2,595	9,297	26,948

Changes in equity for 2018:

Total comprehensive income for the year	—	22	8	—	1,803	1,833
Dividends approved in respect of the previous year	—	—	—	—	(1,009)	(1,009)
Appropriations to reserves	—	—	—	221	(221)	—
Issuance of shares	10,470	—	—	—	—	10,470

Balance at 31 December 2018 (Note)	25,399	56	101	2,816	9,870	38,242

Impact on initial application of IFRS 16	—	—	—	(272)	(1,923)	(2,195)

Adjusted balance at 1 January 2019	25,399	56	101	2,544	7,947	36,047

Changes in equity for 2019:

Total comprehensive income for the year	—	(55)	(35)	—	1,718	1,628
Dividends approved in respect of the previous year (Note 50(a))	—	—	—	—	(613)	(613)
Appropriations to reserves (Note 50(e))	—	—	—	181	(181)	—

Balance at 31 December 2019	25,399	1	66	2,725	8,871	37,062

Note:	The Company has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated.

61	Benefits and interests of directors and supervisors

(a)	Directors’ and supervisors’ emoluments

The remuneration of every director and supervisor for the year ended 31 December 2019 is set out below:

Name	Directors’ fees RMB’000	Salaries, wages and welfare RMB’000	Housing allowance RMB’000	Employer’s Contribution to a retirement benefit scheme RMB’000	Total RMB’000
Executive directors
Wang Chang Shun (Note (i))	—	—	—	—	—
Ma Xu Lun (Note (i)&(iii))	—	—	—	—	—
Han Wen Sheng (Note (i)&(iii))	—	—	—	—	—
Zhang Zi Fang (Note (i)&(iv))	—	—	—	—	—

Supervisors
Pan Fu (Note (i)&(iv))	—	—	—	—	—
Li Jia Shi (Note (ii))	—	—	—	—	—
Mao Juan	—	712	—	129	841
Lin Xiao Chun (Note (iii))	—	367	—	90	457

Independent non-executive directors
Tan Jin Song	150	—	—	—	150
Jiao Shu Ge	150	—	—	—	150
Zheng Fan (Note (vi))	60	—	—	—	60
Gu Hui Zhong (Note (vi))	60	—	—	—	60

61	Benefits and interests of directors and supervisors (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

The remuneration of every director and supervisor for the year ended 31 December 2018 is set out below:

Name	Directors’ fees RMB’000	Salaries, wages and welfare RMB’000	Housing allowance RMB’000	Employer’s contribution to a retirement benefit scheme RMB’000	Total RMB’000
Executive directors
Wang Chang Shun (Note (i))	—	—	—	—	—
Tan Wan Geng (Note (i) & (v))	—	—	—	—	—
Zhang Zi Fang (Note (i)&(iv))	—	—	—	—	—

Supervisors
Pan Fu (Note (i) & (iv))	—	—	—	—	—
Li Jia Shi (Note (ii))	—	84	—	12	96
Mao Juan	—	658	—	124	782

Independent non-executive directors
Tan Jin Song	150	—	—	—	150
Jiao Shu Ge	150	—	—	—	150
Zheng Fan (Note (vi))	—	—	—	—	—
Gu Hui Zhong (Note (vi))	60	—	—	—	60

Notes:

(i)

These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAH and their salaries were borne by CSAH.

(ii)

Mr. Li Jia Shi did not receive any remuneration for his service in the capacity of the supervisor of the Company since 1 February 2018. He also held management position in CSAH and his salary was borne by CSAH.

(iii)	Appointed on 8 May 2019.
(iv)	Resigned on 8 May 2019.
(v)	Mr. Tan Wan Geng was an executive director of the Company before 30 November 2018, and resigned from the Company on 30 November 2018.
(vi)	Mr. Zheng Fan and Mr. Gu Hui Zhong receive remuneration in accordance with the relevant provisions of the PRC.

(b)	Directors’ and supervisors’ termination benefits

None of the directors and supervisors received or will receive any termination benefits for the year ended 31 December 2019 (2018: Nil).

61	Benefits and interests of directors and supervisors (continued)

(c)	Consideration provided to third parties for making available directors’ and supervisors’ services

For the year ended 31 December 2019, the Group did not pay consideration to any third parties for making available directors’ and supervisors’ services (2018: Nil).

(d)	Information about loans, quasi-loans and other dealings in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors

As at 31 December 2019, there is no loans, quasi-loans and other dealing arrangements in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors (2018: Nil).

(e)	Directors’ and supervisors’ material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director or supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year (2018: Nil).

62	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2019

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2019 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IFRS 3, Definition of a business	1 January 2020
Amendments to IAS 1 and IAS 8, Definition of material	1 January 2020

The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far the Group has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.

SUPPLEMENTARY FINANCIAL INFORMATION

For the year ended 31 December 2019

(Prepared in accordance with PRC Accounting Standards)

CONDENSED CONSOLIDATED INCOME STATEMENT

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards.

	2019	2018
	RMB million	RMB million
Revenue	154,322	143,623
Less: Operating costs	135,668	128,613
Taxes and surcharges	348	272
Selling and distribution expenses	7,923	7,086
General and administrative expenses	4,040	3,736
Research and development expenses	352	221
Finance expenses	7,460	5,108
Including: Interest expenses	5,845	3,202
Interest income	74	125
Add: Other income	4,084	4,320
Investment income	225	483
Including: Income from investment in associates and joint ventures	200	463
Gain on fair value movement	265	12
Credit loss	(13)	(3)
Impairment loss	(38)	(12)
Gain on assets disposals	148	622

Operating profit	3,202	4,009
Add: Non-operating income	924	849
Less: Non-operating expenses	56	371

Profit before income tax	4,070	4,487
Less: Income tax	975	1,031

Net profit for the year	3,095	3,456

(1) Net profit classified by continuity of operations:
1. Net profit from continuing operations	3,095	3,456
2. Net profit from discontinued operations	—	—
(2) Net profit classified by ownership:
1. Shareholders of the Company	2,651	2,983
2. Non-controlling interests	444	473

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	31 December 2019 RMB million	31 December 2018 RMB million
Assets
Total current assets	16,738	24,072
Long-term equity investments	6,445	5,992
Fixed assets and construction in progress	123,718	207,920
Intangible assets and other non-current assets	157,045	7,022
Deferred tax assets	2,697	1,574
Derivative financial assets	3	75

Total assets	306,646	246,655

Liabilities and equity
Current liabilities	95,490	83,687
Deferred tax liabilities	232	668
Other non-current liabilities	133,870	84,117

Total liabilities	229,592	168,472

Total equity attributable to equity shareholders of the Company	63,863	65,003
Non-controlling interests	13,191	13,180

Total equity	77,054	78,183

Total liabilities and equity	306,646	246,655

RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS

(1)	The effect of the differences between PRC GAAP and IFRSs on profit attributable to equity shareholders of the Company is analysed as follows:

		2019	2018
	Note	RMB million	RMB million
Amounts under PRC GAAP		2,651	2,983
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	(16)	(124)
Government grants	(b)	1	1
Tax impact of the above adjustments		4	31
Effect of the above adjustments on non-controlling interests		—	4

Amounts under IFRSs		2,640	2,895

(2)	The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

		2019	2018
	Note	RMB million	RMB million
Amounts under PRC GAAP		63,863	65,003
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	56	72
Government grants	(b)	(6)	(7)
Adjustment arising from the Company’s business combination under common control	(c)	237	237
Tax impact of the above adjustments		(12)	(16)
Effect of the above adjustments on non-controlling interests		(32)	(32)

Amounts under IFRSs		64,106	65,257

Notes:

(a)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(b)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(c)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

FIVE YEAR SUMMARY

For the year ended 31 December 2019

(Prepared in accordance with International Financial Reporting Standards)

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

CONSOLIDATED INCOME STATEMENT SUMMARY

	Year ended 31 December
	2019		2018		2017		2016		2015
	RMB million		RMB million		RMB million		RMB million		RMB million
Operating revenue		154,322		143,623		127,806		114,981		111,652
Operating expenses		(148,608)		(140,242)		(123,098)		(106,204)		(101,492)
Other net income		5,124		5,438		4,448		3,835		3,278

Operating profit		10,838		8,819		9,156		12,612		13,438
Interest income		74		125		89		89		253
Interest expense		(5,845)		(3,202)		(2,747)		(2,465)		(2,188)
Share of associates’ results		(178)		263		431		509		460
Share of joint ventures’ results		365		200		99		102		108
Exchange (loss)/gain, net		(1,477)		(1,853)		1,801		(3,276)		(5,953)
Other non-operating income		278		12		45		90		—

Profit before income tax		4,055		4,364		8,874		7,661		6,118
Income tax		(971)		(1,000)		(1,976)		(1,763)		(1,300)

Profit for the year		3,084		3,364		6,898		5,898		4,818

Profit attributable to:
Equity shareholders of the Company		2,640		2,895		5,961		5,044		3,736
Non-controlling interests		444		469		937		854		1,082

Profit for the year		3,084		3,364		6,898		5,898		4,818

Earnings per share
Basic and diluted	RMB	0.22	RMB	0.27	RMB	0.60	RMB	0.51	RMB	0.38

CONSOLIDATED STATEMENT OF FINANCIAL POSITION SUMMARY

	As at 31 December
	2019	2018	2017	2016	2015
	RMB million	RMB million	RMB million	RMB million	RMB million
Non-current assets	290,190	222,877	200,834	186,678	171,876
Net current liabilities	78,752	59,615	51,693	54,168	51,422
Non-current liabilities	134,109	84,793	86,598	77,534	70,830
Total equity attributable to equity shareholders of the Company	64,106	65,257	49,936	43,456	39,045
Non-controlling interests	13,223	13,212	12,607	11,520	10,579